Filed Pursuant to Rule 424(b)(1)

Registration No. 333-108181

Prospectus

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

We are offering to exchange up to $350,000,000 of our 7 3/4% Senior Notes, Series B, Due 2013 for any and all of our outstanding 7 3/4% Senior Notes, Series A, Due 2013.

The Exchange Offer

•	We will exchange all senior notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of senior notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on October 20, 2003.

The Exchange Notes

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to those of the senior notes, except that the exchange notes will be freely tradable.

•	The exchange notes will mature on May 15, 2013.

•	Interest on the exchange notes will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2002.

You should consider carefully the “ Risk-Factors” beginning on page 12 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 8, 2003

Note on forward-looking statements

This prospectus contains “forward-looking” statements within the meaning of the federal securities laws. The forward-looking information includes statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include the availability and prices of live hogs and cattle, raw materials and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, hedging risk, operating efficiencies, changes in interest rate and foreign currency exchange rates, access to capital, the cost of compliance with environmental and health standards, adverse results from on-going litigation and actions of domestic and foreign governments, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations and other risks and uncertainties described under “Risk factors” or in other documents we file with the Securities and Exchange Commission and incorporate by reference into this prospectus.

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Where you can find more information; incorporation of certain documents by reference

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and of the information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at  1-800-SEC-0330. You may also inspect our filings at the regional offices of the Securities and Exchange Commission or over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol “SFD.” Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we complete the exchange offer:

•    Annual Report on Form 10-K for the year ended April 27, 2003;

•    Current Reports on Form 8-K filed on May 12, 2003 and May 13, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

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Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in, or incorporated by reference into, this prospectus. All references to fiscal year in this prospectus refer to the fiscal year ending on the Sunday closest to April 30 of each year (e.g., “fiscal year 2003” is the fiscal year ending on April 27, 2003).

The Company

General

We are the largest hog producer and pork processor in the world. We conduct our business through four reporting segments: pork, beef, international and the hog production group, each comprised of a number of subsidiaries.

Pork.    The pork segment, which had fiscal 2003 sales of $4.3 billion, produces domestically a wide variety of fresh pork and processed meat products and markets them nationwide and to numerous foreign markets, including Canada, Japan and Mexico.

Beef.    The beef segment, which had fiscal 2003 sales of $2.2 billion, primarily produces boxed beef and ground beef (both chub and case-ready) and markets these products nationwide and to over 25 foreign markets, including Japan, South Korea, Mexico, Canada and China.

International.    The international segment, which had fiscal 2003 sales of $1.3 billion, produces internationally a wide variety of fresh and processed meats products and markets them in numerous foreign markets.

The hog production group.    To complement our processing operations, we have vertically integrated into hog production through our hog production group, which currently provides the pork and international segments with approximately 43% of their live hog requirements.

Business strategy

•    Value-added products.    We continue to focus on increasing the proportion of our product volume that is sold into the further processed pork and other value-added products markets because these products have higher margins than those of commodity fresh meats. We increased our revenues from processed meats as a percentage of total pork revenues from 52% in 2001 to 55% in 2002 to 59% in 2003. From fiscal 1999 to fiscal 2003, processed meats revenues have grown by 76%. We are currently the largest producer of retailed branded bacon in the United States and a major producer of spiral hams, pre-cooked bacon, hot dogs and sliced lunchmeat. To take advantage of our expanded product offerings, we formed the Smithfield Deli Group in February 2002. Through the Smithfield Deli Group, we are leveraging our processed meats product lines across our operating companies to supply major retail deli customers.

•    Increase brand awareness.    We are targeting specific geographic markets, including New York, Philadelphia and Chicago, for focused marketing efforts designed to increase public awareness of the Smithfield and Smithfield Lean Generation Pork brands. These marketing efforts have allowed us to increase our penetration with several key retailers in these markets, to enhance our position as a leading fresh pork brand and to position us to capture a more significant share of the growing processed meats product categories.

•    Channel development.    We are placing increased emphasis on coordinated sales and marketing strategies directed at the deli market and foodservice channels to capture greater market share of the product sales to these two channels. We have an estimated 6% market share of the $14 billion deli market, as measured by retail prices. By coordinating our sales, marketing and product offerings in one organization, we have the opportunity to increase our sales of processed meats through the foodservice channel. In July 2003, we acquired Global Culinary Solutions, Inc. and formed the Smithfield Innovation Group to develop new products for customers in retail, club store and food service channels. Global Culinary Solutions is an integrated food product development, manufacturing and marketing company headed by Michael J. Brando, a certified master chef with over 30 years of experience in culinary arts.

•    Product diversification into beef.    In fiscal 2002, we made two acquisitions of U.S. beef processors, which now represent approximately 25% of our sales. As a result of the Packerland Holdings and Moyer Packing acquisitions, we are the fifth largest beef processor in the United States, processing approximately 2.0 million cattle a year, which is approximately 6% of the U.S. slaughter. With annual sales of approximately $2.2 billion in fiscal 2003, our beef segment diversifies our product portfolio, and the financial results of our beef segment lessen the impact of fresh pork and hog production market cycles on our business. Our beef segment has continued to record operating income despite operating in a challenging market environment.

•    Improve international profitability.    In fiscal 2003, sales of our international segment were approximately $1.3 billion. The international segment’s operating profit improved from $18.4 million in fiscal 2001 to $24.2 million in fiscal 2002 to $38.7 million in fiscal 2003. We believe that further profitability improvements are achievable from these operations.

•    Vertical integration and premium genetics.    We believe that our vertical integration and premium genetics are competitive advantages. Today we are approximately 62% vertically integrated, processing approximately 20.9 million hogs annually and raising approximately 13.1 million hogs annually. Vertical integration provides substantial economies of scale from high volume hog production, increased control over raw material quality, consistency and food safety and operational, logistical and transportation efficiencies due to the close proximity of our hog production operations to our processing facilities. As food safety becomes increasingly important to the consumer, our vertically integrated system provides traceability from conception of livestock to consumption of the pork product.

Recent developments

Results of operations and financial condition

Our earnings for the first quarter of fiscal 2004 were $22.1 million, or $.20 per diluted share, versus $11.8 million, or $.11 per diluted share, a year ago.

Following are our sales and operating profit by segment:

	13 Weeks Ended

(in millions)	July 27, 2003	July 28, 2002
Sales
Pork	$1,158.5	$1,054.9
Beef	605.4	559.0
International	373.8	322.8
Hog Production	335.7	273.8

	2,473.4	2,210.5
Intersegment	(267.2)	(209.8)

Total Sales	$2,206.2	$2,000.7

Operating Profit
Pork	$(20.1)	$3.6
Beef	31.9	21.9
International	7.6	13.7
Hog Production	58.0	18.9
Corporate	(14.8)	(14.9)

Total Operating Profit	$62.6	$43.2

The improved results were due to sharply higher earnings in hog production as a result of a 22 percent increase in domestic average live hog market prices, partially offset by increased grain costs, compared to the same quarter last year.

The increase in live hog prices moderated significantly during the quarter primarily due to higher shipments of live hogs from Canada into the United States. Prior to the first quarter, live hog prices had been depressed in the United States and generally below break-even, for nearly a year. During the quarter, higher shipments of live hogs from Canada resulted from lower Canadian live cattle prices following the report of a single case of bovine spongiform encephalopathy in that country in May. The U.S. Department of Agriculture imposed a ban on the importation of ruminants and ruminant products from Canada, including beef, cattle and animal feed in response to the report. This sharply lower cattle market in Canada triggered a decline in demand for pork and an increase in live hog and fresh pork exports to the United States, where prices were higher.

The environment for fresh pork continued to remain very poor throughout the first quarter. The summer months and our first fiscal quarter are historically the weakest period for fresh pork. The impact of rising hog costs, combined with an influx of Canadian fresh pork, further pressured fresh pork margins and contributed to the disappointing results. Average unit selling prices for fresh pork and processed meats rose only about one-half as much as the increase in the cost of hogs. Fresh pork volume declined five percent compared to the same quarter a year ago.

Processed meats volume grew more than five percent, although at lower margins than last year’s first quarter. Hot dogs, dry and pre-cooked sausage, pre-cooked meat entrees and pre-cooked ribs volumes grew at double-digit rates.

Beef operations continued to experience strong margins in spite of higher cattle costs. Beef demand remained at high levels in the face of record high prices. International results were below those of last year as a result of lower earnings in Canada and Poland.

Farmland transaction

On July 14, 2003, we entered into a definitive asset purchase agreement with Farmland Industries, Inc. and its subsidiary, Farmland Foods, Inc. (together, “Farmland”), to acquire substantially all of the assets, and certain liabilities, of Farmland’s pork production and processing business for approximately $363.5 million in cash, subject to certain adjustments as described below and subject to certain exclusions detailed in the definitive agreement. Farmland Industries and Farmland Foods each filed for protection under Chapter 11 of the federal Bankruptcy Code in May 2002. Farmland Industries files periodic reports with the SEC in which it has provided information regarding the pork production and processing business of Farmland.

The purchase price is subject to certain adjustments, including provisions for increase or decrease, as the case may be, for the amount by which changes in Farmland’s working capital as of the closing date exceeds or is less than $161.4 million and provisions for reduction by the balance of certain industrial development bond indebtedness and capitalized leases at the closing date. In addition, we have agreed that, at Farmland’s request, we will acquire the assets of and assume the liabilities of the portion of the Farmland pension plan associated with the current and former employees of Farmland’s pork business, which pension plan is currently under-funded on a termination basis, in return for a $25 million reduction in the purchase price, which reduction will be subject to further adjustment based on the value of those transferred assets.

The definitive agreement contemplates that we will serve as the “stalking horse” bidder in a competitive auction process for Farmland’s pork assets, and that we may be compensated with a breakup fee of $10.0 million under certain circumstances in the event we elect not to match a qualified higher and better bid for the pork assets.

The transaction is subject to Bankruptcy Court approval, regulatory approvals, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and other closing conditions. On July 23, 2003, we received from the U.S. Department of Justice a Request for Additional Information (commonly called a “Second Request”) under the HSR Act pertaining to the Farmland acquisition. We responded to the Second Request on September 2, 2003.

We currently expect to complete the transaction during the fourth calendar quarter of 2003. However, we cannot assure you that the transaction will be completed. We are not obligated to match any higher bids that may be made for Farmland’s pork assets if a competitive auction is held, and we will not do so if we determine that matching any such bid would not be in our best interest. Moreover, we cannot assure you that all required Bankruptcy Court and regulatory approvals will be obtained or that the other closing conditions will be satisfied. In the event the transaction is not consummated because required anti-competition law approvals are not obtained or because the transaction is otherwise prohibited on anti-competition law grounds, we will forfeit $15.0 million of our $35.0 million earnest money deposit to Farmland.

Other events

In addition to the anticipated acquisition of the assets of Farmland Foods, in August, 2003, we acquired a 90% interest in Cumberland Gap Provision Company, a privately-held processor of a full line of premium branded hickory smoked hams, sausages and other specialty processed pork products, for approximately $56 million before working capital and other closing adjustments.

The exchange offer

On May 21, 2003, we completed the private offering of the senior notes. References to notes in this prospectus are references to both the senior notes and the exchange notes.

We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and we agreed to complete the exchange offer by December 2, 2003 or to pay an increased rate of interest on the senior notes from that date until they become freely tradeable. In the exchange offer, you are entitled to exchange your senior notes for exchange notes which are identical in all material respects to the senior notes except that:

•    the exchange notes have been registered under the Securities Act of 1993, as amended;

•    the exchange notes are not entitled to registration rights under the registration rights agreement; and

•    certain contingent interest rate provisions are no longer applicable.

The exchange offer

We are offering to exchange up to $350,000,000 aggregate principal amount of our 7 3/4% Senior Notes, Series B, due 2013 (which we refer to as the exchange notes) for a like aggregate principal amount of our outstanding 7 3/4% Senior Notes, Series A, due 2013 (which we refer to as the senior notes). Senior notes may only be exchanged in integral multiples of $1,000.

Resales

Based on an interpretation by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for senior notes may be offered for resale, resold and otherwise transferred by you (unless you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes. Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for senior notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of distribution.”

Any holder of senior notes who:

•    is an affiliate of ours;

•    does not acquire exchange notes in the ordinary course of its business; or

•    tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in the no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration date; withdrawal of tenders

The exchange offer will expire at 5:00 p.m., New York City time, on October 20, 2003, or such later date and time to which we extend the expiration date. A tender of senior notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any senior notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Procedures for tendering senior notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the senior notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold senior notes through The Depository Trust Company, DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•    any exchange notes that you receive will be acquired in the ordinary course of your business;

•    you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

•    if you are a broker-dealer that will receive exchange notes for your own account in exchange for senior notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with exchange notes; and you are not an “affiliate” as defined in Rule 405 of the Securities Act, of ours or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special procedures for beneficial owners

If you are a beneficial owner of senior notes that are not registered in your name, and you wish to tender your senior notes in the exchange offer, you should contact the registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on you own behalf, you must, prior to completing and executing the letter of transmittal and delivering your senior notes, either make appropriate arrangements to register ownership of the senior notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed delivery procedures

If you wish to tender your senior notes and they are not immediately available or you cannot deliver your senior notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your senior notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange offer—Guaranteed delivery procedures.”

Conditions of exchange offer

The exchange offer is subject to customary conditions, which we may waive. Please read the section captioned “The Exchange offer—Conditions to the exchange offer” of this prospectus for more information regarding the conditions to the exchange offer.

Effect on holders of senior notes

As a result of the making and completion of the exchange offer, we will have fulfilled covenant contained in the registration rights agreement, and accordingly, there will be no increase in the interest rate on the senior notes under the circumstances described in the registration rights agreement. If you are a holder of senior notes and you do not tender your senior notes in the exchange offer, you will continue to be entitled to all the rights and subject to all the limitations applicable to the senior notes under the indenture, except as noted above.

To the extent that the senior notes are tendered and accepted in the exchange offer, the trading market for any senior notes that remain outstanding could be adversely affected.

Consequences of failure to exchange

All untendered senior notes will continue to be subject to the restrictions on transfer provided for in the senior notes and in the indenture. In general, the senior notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the senior notes under the Securities Act.

Exchange agent

Suntrust Bank is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “Exchange offer—Exchange agent” of this prospectus.

Use of proceeds	We will not receive any cash proceeds from the exchange offer.

Terms of the exchange notes

The exchange offer applies to $350,000,000 aggregate principal amount of the exchange notes. The form and terms of the exchange notes are the same as the form and terms of the senior notes except that the exchange notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the senior notes and will be entitled to the benefits of the indenture. See “Description of exchange notes.”

Issuer	Smithfield Foods, Inc.

Notes offered	$350,000 aggregate principal of 7 3/4% Senior Notes, Series B, due 2013.

Maturity	May 15, 2013.

Interest	Annual rate: 7 3/4%.

Interest payment dates	May 15 and November 15 of each year, commencing on November 15, 2003.

Change of control

Upon the occurrence of a change of control, you will have the right to require us to purchase all or a portion of your exchange notes at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of purchase.

Ranking

The exchange notes will be senior unsecured obligation and will rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness, including our existing $300 million aggregate principal amount of 8% Senior Notes due 2009 (which we refer to as the 2001 Senior Notes) and senior to our existing and future subordinated indebtedness, including our existing $182.1 million aggregate principal amount of 7 5/8% Senior Subordinated Notes due 2008 (which we refer to as the Senior Subordinated Notes). The exchange notes will be effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness.

As of April 27, 2003, our aggregate principal amount of indebtedness, including capital lease obligations, was approximately $1,733.0 million, of which $435.7 million was senior secured indebtedness.

The exchange notes will not be guaranteed by any of our subsidiaries and will be subordinated to all of the obligations and liabilities of our subsidiaries.

As of April 27, 2003, the aggregate principal amount of indebtedness of our subsidiaries was approximately $245.7 million, excluding capital lease obligations and guarantees of the senior secured notes and our $900 million revolving credit facility (which we refer to as the U.S. Revolver).

Summary consolidated condensed financial information

The following table sets forth our summary consolidated condensed historical financial data which should be read in conjunction with and is qualified in its entirety by reference to the audited consolidated financial statements and the related notes included elsewhere in, and incorporated by reference into, this offering memorandum. The summary consolidated condensed financial data for the fiscal year ended April 29, 2001 has been derived from our financial statements audited by Arthur Andersen LLP. See “Risk Factors—Our former use of Arthur Andersen LLP as our independent auditor may pose risks to us and will limit your ability to seek potential recoveries from them related to their work.” The summary consolidated condensed financial data for the fiscal years ended April 28, 2002 and April 27, 2003 have been derived from our financial statements audited by Ernst & Young LLP.

	Fiscal year ended

(in millions)	April 29, 2001		April 28, 2002		April 27, 2003

Income Statement Data:
Sales	$5,899.9		$7,356.1		$7,904.5
Gross profit	830.3		963.1		701.1
Selling, general and administrative expenses	463.0		558.0		567.9
Interest expense	89.0		94.3		94.0
Gain on sale of IBP, inc. common stock	(79.0)		(7.0)		—
Income before income taxes	357.3		317.8		39.2
Net income (1)	223.5		196.9		26.3

Statements of Cash Flow Data:
Net cash provided by operating activities	$218.3		$298.6		$82.8
Net cash used in investing activities	(59.8)		(277.3)		(288.8)
Net cash provided by (used in) financing activities	(152.4)		(7.7)		199.5

Other Data:
Capital expenditures	$144.1		$171.0		$180.3
Ratio of earnings to fixed charges (2)	4.4	x	3.8	x	1.2	x
Amortization expense	$15.2		$8.1		$7.5

Balance Sheet Data (end of period):
Cash	$56.5		$71.1		$66.0
Working capital	635.4		798.4		833.0
Total debt (including capital lease obligations)	1,261.3		1,480.0		1,733.0
Shareholders’ equity	1,053.1		1,362.8		1,299.2

Operating Data:
Total hogs processed	20.6		20.1		21.0
Processed meats sales (pounds)	2,197.7		2,355.6		2,381.6
Fresh beef sales (pounds)	—		880.0		1,489.7
Total hogs sold	11.8		12.2		12.9

(1) Fiscal 2001 net income includes gains of $48.6 million. The fiscal 2001 gains relate to the sale of IBP, inc. common stock, net of related expenses, and the sale of a plant.

(2) For the purposes of computing the ratios of earnings to fixed charges, earnings represent income before taxes (excluding capitalized interest). Fixed charges include interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense.

Risk factors

In evaluating an investment in the exchange notes, prospective investors should carefully consider the following risk factors, as well as the other information set forth in this prospectus:

Risk factors relating to the exchange notes

Our indebtedness exposes us to some risks and could impair our ability to operate.

We currently have a significant amount of outstanding indebtedness and are significantly leveraged. As of April 27, 2003, our indebtedness was $1,733.0 million. At April 27, 2003, we had unused availability under the U.S. Revolver of $248.5 million, and on a pro forma basis after giving effect to the application of the net proceeds of the senior notes and the effect of outstanding letters of credit, our availability under the U.S. Revolver would have been $593.2 million. In addition, our international credit facilities for our Canadian and Polish subsidiaries (which we collectively refer to as the International Facilities and, together with the U.S. Revolver, the Credit Facilities) provided us approximately an additional $34.2 million of availability, after giving effect to outstanding letters of credit, as of April 27, 2003. The indenture relating to the notes permits us to incur additional indebtedness, including indebtedness ranking equally with the notes, subject to some limitations. See “Capitalization” and “Description of exchange notes.”

The degree to which we are leveraged could have important consequences to us, including:

•    increased vulnerability to adverse general economic, industry and competitive conditions,

•    impaired ability to obtain additional financing for future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and

•    dedication of a significant portion of our cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities.

In addition, the terms of the Credit Facilities, the Senior Secured Notes, the 2001 Senior Notes, the Senior Subordinated Notes, the notes and other debt agreements include some covenants which could limit our operating and financial flexibility. See the risk factor below “—Covenants in our various debt agreements restrict our business in many ways and failure to comply with them may result in adverse action by our lenders.” Our ability to make scheduled payments of principal or interest on, or refinance, our indebtedness depends on our future business performance, which is subject to economic, financial, competitive and other factors beyond our control.

Our holding company structure may subordinate the exchange notes to the obligations of our subsidiaries.

Because we are a holding company that conducts our operations through our subsidiaries, our ability to meet our obligations under our indebtedness, including payment of principal and interest on the notes, depends on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or advance or repay funds to us. In addition, any of our rights (including the rights of the holders of the notes) to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary’s creditors (except to the extent we may ourselves be a creditor of that subsidiary), including that subsidiary’s trade creditors and our creditors who have obtained guarantees from the subsidiaries. As a result, the notes will be structurally subordinated to the obligations and liabilities of all of our subsidiaries. As of April 27, 2003, the aggregate accrued liabilities and obligations of our consolidated subsidiaries were $1,600.4 million, including guarantees in respect of the U.S. Revolver and the Senior Secured Notes.

If we receive an “investment grade” rating you will no longer have the benefit of many of the covenants.

If at any time the notes receive an “investment grade” rating from Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., and Moody’s Investors Service, Inc., then, subject to additional conditions, we will no longer be subject to most of the covenants set forth in the indenture and in the indenture relating to the 2001 Senior Notes. If most of the covenants have ceased to apply to us as a result of achieving those ratings, those covenants will not be restored, even if the notes are later rated below investment grade by either or both of the rating agencies.

The exchange notes will be effectively subordinated to our secured debt.

Because the exchange notes will be unsecured, they will effectively be subordinated to secured debt to the extent of the value of the assets securing secured debt. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the notes. As of April 27, 2003, we had outstanding approximately $1,250.9 million of secured debt.

Covenants in our various debt agreements restrict our business in many ways and failure to comply with them may result in adverse action by our lenders.

Our various debt agreements, including the indenture, the Credit Facilities, the Senior Secured Notes, the 2001 Senior Notes and the Senior Subordinated Notes, contain covenants, including financial covenants, that require the maintenance of levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payment of dividends to shareholders.

In late 2002 and April 2003, we obtained amendments to our U.S. Revolver and our Senior Secured Notes to suspend certain financial covenants and to make certain financial covenants less restrictive due to continuing unfavorable market conditions. In the absence of these amendments, we may have been in violation of certain financial covenants in the U.S. Revolver and the Senior Secured Notes. As part of the April 2003 amendment to our U.S. Revolver, we received additional commitments to increase the size of that facility from $750 million to $900 million, subject to a borrowing base limitation based on eligible domestic inventory and receivables. Prior to the release of the borrowing base limitation, we are required to have a minimum of $150 million of availability under the borrowing base to make an acquisition after giving effect to the funding of an acquisition, if the aggregate amount of acquisition expenditures during a single fiscal year exceeds $20 million. In addition, prior to the release of the borrowing base limitation, we will only be subject to a revised consolidated interest coverage financial covenant. At any time we can be released from the borrowing base limitation, at our option. When we are released, the previously suspended financial covenants will be reinstated and we will be required to maintain the original financial covenants contained in the U.S. Revolver at their original levels. The relief under our Senior Secured Notes began in the third quarter of fiscal 2003 and extends through the first quarter of fiscal 2005, referred to as the suspension period. During the suspension period, we will be subject to revised fixed charges and consolidated working capital covenants as well as other financial covenants at their original levels. As part of the amendment to the Senior Secured Notes, the consolidated funded debt to capitalization covenant and senior consolidated funded debt to capitalization covenant were made maintenance covenants. In addition, the calculation of our leverage ratio in connection with an acquisition by us has been conformed to the U.S. Revolver, and additional pro forma covenant compliance requirements must be met in order to make an acquisition. After the suspension period, we will be subject to the covenants at their original levels (except that consolidated working capital will remain at the amended higher level and consolidated funded debt to capitalization and senior consolidated funded debt to capitalization will remain maintenance covenants). In addition, the pricing structures of the U.S. Revolver and our Senior Secured Notes were revised to include interest rate adjustments based on our financial performance.

Should market conditions remain depressed and our operating results not recover as anticipated, we may have to request additional amendments to these covenants and restrictions and there can be no assurance that we will be able to obtain such relief. See “Description of other indebtedness—U.S. Revolver” and “—Senior Secured Notes.” The breach of any of these covenants or restrictions could result in a default that would permit our senior lenders, including lenders under the Credit Facilities, or the holders of the notes, the 2001 Senior Notes, the Senior Subordinated Notes or the Senior Secured Notes, as the case may be, to declare all amounts borrowed under the Credit Facilities, the notes, the 2001 Senior Notes, the Senior Subordinated Notes or the Senior Secured Notes to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant senior lenders to make further extensions of credit under the Credit Facilities could be terminated. If there is an acceleration of our senior debt obligations, then the holders of our Senior Subordinated Notes may also declare those debt obligations to be due and payable. If we were unable to repay our indebtedness to our senior secured lenders, these lenders could proceed against the collateral securing that indebtedness.

We may not be able to satisfy our obligations to repurchase the notes upon a change of control.

Upon a change of control, we will be required to offer to purchase all of the outstanding notes, as well as the outstanding 2001 Senior Notes, Senior Subordinated Notes and Senior Secured Notes, at a price equal to 101% (100% in the case of the Senior Secured Notes) of the principal amount outstanding on the date of repurchase plus accrued and unpaid interest, if any, to the date of repurchase. The change of control purchase feature of the notes, the 2001 Senior Notes, the Senior Subordinated Notes and the Senior Secured Notes may in some circumstances discourage or make more difficult a sale or takeover of us. In particular, a change of control may also cause an acceleration of, or require an offer to repurchase under the notes, the Credit Facilities, the Senior Secured Notes, the 2001 Senior Notes, the Senior Subordinated Notes and some of our other indebtedness, as well as debt of our subsidiaries. See “Description of exchange notes—Change of control.” The inability to repay that indebtedness, if accelerated, and to purchase all of the tendered notes, the 2001 Senior Notes, Senior Subordinated Notes and the Senior Secured Notes would constitute an event of default under the indenture. We cannot assure you that we will have funds available to repurchase the notes, the 2001 Senior Notes, the Senior Subordinated Notes and the Senior Secured Notes upon the occurrence of a change of control, or to repay the Credit Facilities, if accelerated. In addition, future debt we incur may limit our ability to repurchase the notes upon a change of control or require us to offer to redeem that debt upon a change of control. Moreover, the exercise by the holders of the notes of their repurchase right could cause a default under that debt, even if the change of control does not cause a default due to the financial effect on us of that purchase.

If you do not exchange your senior notes in the exchange offer, your senior notes will continue to be subject to restrictions on transfer.

If you do not exchange your senior notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your senior notes described in the legend on the certificates of those notes. The restrictions on transfer of your senior notes arise because we issued the senior notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the senior notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the senior notes under the Securities Act.

If you do not exchange your senior notes in the exchange offer, then you may not be able to sell them in the secondary market.

The trading market for any senior notes that are not tendered in the exchange offer is likely to be significantly more limited than it is at present. Therefore, if you do not tender your senior notes in the exchange offer, then it may become more difficult for you to sell or transfer your unexchanged senior notes. This reduction in liquidity may in turn increase the volatility of the market price for the senior notes.

An active public market for the exchange notes may not develop.

The exchange notes will generally be freely transferable but will be new securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system. The exchange offer will not be conditioned upon any minimum or maximum aggregate principal amount of senior notes being tendered for exchange. No assurance can be given as to the liquidity of the trading market for the exchange notes, or, in the case of non-exchanging holders of senior notes, the trading market for the senior notes following the exchange offer.

The liquidity of, and trading market for, the exchange notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

Risk factors relating to our business

Fluctuations in hog and cattle commodity prices could adversely affect our business.

The supply and market price of live hogs and cattle to be processed is dependent upon a variety of factors over which we have little or no control, including:

•    fluctuations in the size of herds maintained by North American hog and cattle suppliers,

•    environmental and conservation regulations,

•    economic conditions,

•    the relative cost of feed for hogs and cattle,

•    import and export restrictions,

•    weather,

•    livestock diseases, and

•    other factors.

Severe price swings in grain and livestock prices will impact our operating margins, and have at times had, and may in the future have, material adverse effects on our results of operations. Recently, prices of live hogs have remained depressed longer than expected, which has adversely affected the results of the hog production group and consequently our results of operations. Periods of high demand and increasing operating margins tend to result in increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated. We cannot assure you that all or part of any increased costs experienced by us from time to time can be passed along to consumers of our products directly or in a timely manner.

Our results of operations are cyclical.

Our results of operations and financial condition are largely dependent upon the cost and supply of hogs, cattle, feed ingredients and the selling price of our products and competing protein products, all of which are determined by constantly changing market forces of supply and demand as well as other factors over which we have little or no control. These other factors include fluctuations in the size of North American hog and cattle herds, environmental and conservation regulations, import and export restrictions, economic conditions, weather and livestock diseases.

Additionally, commodity pork prices demonstrate a cyclical nature over periods of years, reflecting changes in the supply of fresh pork and competing proteins on the market, especially fish and chicken. For example, the Russian import ban on poultry products during fiscal 2003 resulted in an increased supply of poultry in the domestic protein market, resulting in a decline in fresh pork prices. This decline in fresh pork prices occurred in the same environment as falling hog prices, affecting our results of operations in both meat processing and hog production. Furthermore, some structural factors accentuate this cyclicality, including the substantial capital investment and high fixed costs required to manufacture pork and beef products efficiently and the significant exit costs associated with capacity reductions.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products.

The food products manufacturing industry is subject to the risks posed by:

•    food spoilage or food contamination,

•    evolving consumer preferences and nutritional and health-related concerns,

•    federal, state and local food processing controls,

•    consumer product liability claims,

•    product tampering, and

•    the possible unavailability and expense of liability insurance.

Our manufacturing facilities and products are subject to constant federal inspection and extensive regulation in the food safety area. We have systems in place to monitor food safety risks throughout all stages of the manufacturing process (including the production of raw materials in the hog production group). However, we cannot assure you that compliance with procedures and regulations will necessarily mitigate the risk related to food safety nor that the impact of a product contamination will not have material adverse effect on our business.

Health risk to livestock could adversely affect production, the supply of raw materials and our business.

We are subject to risks relating to our ability to maintain animal health status in the hog production group. Livestock health problems could adversely impact production, supply of raw material to our pork, beef and international segments and consumer confidence.

In addition, we are subject to risks relating to our ability to maintain animal health and control diseases. If our livestock is affected by disease, we may be required to destroy infected livestock, which could adversely affect our production or our ability to sell or export our products. Adverse publicity concerning any disease or health concern could also cause customers to lose confidence in the safety and quality of our food products, particularly as we expand our branded pork products. Although there have been no reported cases of either foot and mouth disease or mad cow disease in the United States, there have been adverse effects in the livestock industries of Canada, Europe and South America. While we take preventative measures to avoid risks relating to livestock diseases, we cannot assure you that livestock diseases will not affect our business.

Governmental authorities may take action prohibiting meat packers from owning livestock which could adversely affect our business.

Recently Congress considered legislation that would have prohibited meat packers from owning livestock except under limited circumstances. This legislation did not pass, but we cannot assure you that similar legislation affecting our operations will not be adopted at the federal level in the future. Such legislation, if adopted, could have a materially adverse impact on our operations and our financial statements. We have and will continue to aggressively challenge any such legislation.

In addition, some states have enacted legislation relating to the ownership and operations of farming, including hog production and meat processing. In 2000 and again in 2002, an Iowa statute was amended to, among other things, prohibit meat processors from directly or indirectly contracting to raise hogs in Iowa and from providing financing to Iowa hog producers. We filed an action in federal court seeking to have that legislation declared unconstitutional and prevailed. The State of Iowa has appealed that decision. In an effort to address the constitutionality of the statute, the Iowa state legislature recently amended it again. We cannot assure you that the decision on the constitutionality of this statute will not be reversed on appeal or that the statute will not be further amended by the Iowa state legislature or that similar statutes will not be enacted by any other state legislatures. If the statute is upheld on appeal, we believe that the most recent amendment provides that we have until June 30, 2006 to comply with it. Such legislation and the possible application of legislation may have a material adverse impact on our operations, which are substantially integrated.

Our acquisition strategy may prove to be disruptive and divert management resources.

We have made numerous acquisitions in recent years, and as part of our business strategy, we review and seek new acquisitions in the ordinary course, such as the proposed acquisition of the pork processing and production assets of Farmland. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•    diversion of management attention from existing businesses,

•    difficulty with integration of personnel and financial and other systems,

•    increased expenses, including compensation expenses resulting from newly hired employees,

•    assumption of unknown liabilities, and

•    potential disputes with the sellers of acquired businesses, technologies, services or products.

We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems of which we are not aware. We regularly engage in discussions with respect to potential acquisitions and joint ventures, some of which may be material.

We are dependent on certain customers, the loss of which could adversely affect us.

Some customers are material to our business and operations. Our ten largest customers represented approximately 24% of net sales for the fiscal year ended April 27, 2003. We do not have long-term purchase agreements (other than to third-party hog customers) or other contractual assurance as to future sales to these major customers. In addition, continued consolidation within the retail industry has resulted in an increasingly concentrated retail base. To the extent this consolidation continues to occur, our net sales and profitability may be increasingly sensitive to a deterioration in the financial condition of or other adverse developments in our relationship with one or more customers. In addition, as a result of consolidation in the retail food industry, and the entry of mass merchants such as Wal-Mart into that market, our customers are able to exert increasing pressure on us with respect to pricing, product quality and new product introductions.

Government regulation could have a material adverse effect on us.

Our operations are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture and other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Our manufacturing facilities and products are subject to constant inspection by federal, state and local authorities. We believe that we are currently in compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, we cannot assure you that we are in compliance with these laws and regulations or that we will be able to comply with any future laws and regulations. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on us. See “Business—Regulation.”

Environmental regulation and related litigation could have a material adverse effect on us.

Our past and present business operations and our past and present ownership and operation of real property are subject to extensive and increasingly stringent federal, state and local laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Failure to comply can have serious consequences for us, such as criminal as well as civil penalties, liability for damages, and negative publicity. Many requirements applicable to us may be enforced by citizen groups as well as governmental authorities. Compliance with these laws and regulations and future changes to them is material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with these laws and regulations. We cannot assure you that additional environmental issues will not require currently unanticipated investigation, assessment or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs. In addition, some of our facilities have been in operation for many years and, over this time, we and prior operators of these facilities have generated and disposed of wastes which are or may be considered hazardous. Discovery of previously unknown contamination of property underlying or in the vicinity of our present or former properties, manufacturing facilities or waste disposal sites, or the adoption of new regulations addressing air emissions from farm operations, could require us to incur material unforeseen expenses. Occurrences of any of these events may have a material adverse effect on our financial condition. For a description of significant environmental litigation and investigations involving us, see “Business—Environmental stewardship,” “—Regulation” and “—Litigation.”

We are subject to risks associated with our international sales and operations.

International sales accounted for approximately 16% of our sales for the year ended April 27, 2003. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. Furthermore, we conduct foreign operations in Canada, France and Poland, with these foreign operations being subject to the risks described above as well as risks related to fluctuations in currency values, translation of foreign currencies into U.S. dollars, foreign currency exchange controls, compliance with foreign laws and other economic or political uncertainties. In addition, we are engaged in joint ventures in Mexico, Brazil and China. Our investment in these joint ventures are also subject to these risks. As of April 27, 2003, approximately 21% of our long-lived assets were associated with our foreign operations.

Our former use of Arthur Andersen LLP as our independent auditor may pose risks to us and will limit your ability to seek potential recoveries from them related to their work.

On May 3, 2002, we dismissed Arthur Andersen LLP, or Andersen, our former independent auditor, and appointed Ernst & Young LLP to succeed Andersen as our independent auditors. On June 15, 2002, Andersen was convicted on a federal obstruction of justice charge. Our audited consolidated financial statements for the fiscal year ended April 29, 2001 included elsewhere in and incorporated by reference into this prospectus were audited by Andersen. While Andersen has previously consented to the inclusion of its audit report for such period in our reports filed with the SEC, Andersen is no longer able to reissue a consent to including or incorporating by reference its audit reports relating to such financial statements in our filings with the SEC as may be required under SEC rules. The SEC has provided certain regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement of filing a consent of Andersen in certain circumstances. Notwithstanding the SEC’s regulatory relief, an investor’s ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the work performed by Andersen may be limited significantly by the lack of such consent and the diminished amount of assets of Andersen that are or may be available to satisfy any such claims.

Use of proceeds

We will not receive any cash proceeds from the exchange offer. Any senior notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled. We used the net proceeds from the issuance of the senior notes, after deducting underwriting discounts, fees and expenses, to repay indebtedness under our U.S. Revolver. At April 27, 2003, this revolving credit facility bore interest at 3.25%. The repayment of amounts under this revolving credit facility did not reduce the lenders’ commitments under it. We expect to use the availability under this facility, together with internal funds, for additional capital expenditures and general corporate purposes, including expansion of our processed meats business and strategic acquisitions.

Ratio of earnings to fixed charges

The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years.

	Fiscal Year Ended

	April 27, 2003		April 28, 2002		April 29, 2001		April 30, 2000		May 2, 1999
Ratio of earnings to fixed charges	1.2	x	3.8	x	4.4	x	2.4	x	3.8	x

For the purposes of computing the ratios of earnings to fixed charges, earnings represent income before taxes (excluding capitalized interest). Fixed charges include interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense.

Capitalization

The following table sets forth (i) our actual capitalization as of April 27, 2003, and (ii) our capitalization as adjusted to give effect to the offering of the senior notes and the application of the proceeds of such offering as described under “Use of proceeds.” This table should be read in conjunction with “Summary consolidated condensed financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and unaudited consolidated financial statements and the related notes included elsewhere in, and incorporated by reference into, this prospectus.

	As of April 27, 2003

(in millions)	Actual	As adjusted
Cash and cash equivalents	$66.0	$66.0

U.S. Revolver (1)	560.0	215.2
International Facilities (2)	29.2	29.2
Notes payable	18.9	18.9
Long-term debt and capital lease obligations:
Senior Secured Notes	435.7	435.7
Other subsidiary debt obligations	197.6	197.6
8% Senior Notes due 2009	300.0	300.0
Notes offered hereby	—	350.0
7 5/8% Senior Subordinated Notes due 2008	182.1	182.1
Capital lease obligations	9.5	9.5

Total debt (including capital lease obligations)	1,733.0	1,738.2
Less current portion of long-term debt, notes payable and capital lease obligations	133.8	133.8
Total long-term debt (including capital lease obligations)	1,599.2	1,604.4
Total shareholders’ equity	1,299.3	1,299.3
Total capitalization	3,032.3	3,037.5

(1)    The U.S. Revolver is a $900.0 million revolving credit facility maturing on December 6, 2006. The commitments under the U.S. Revolver are subject to a borrowing base limitation based on eligible domestic inventory and receivables. As of April 27, 2003, after giving effect to the offering of the senior notes and the application of the net proceeds of that offering, we would have had outstanding borrowings of $283.7 million and availability of $593.2 million under the U.S. Revolver (after giving effect to $68.5 million of outstanding letters of credit). The amount outstanding under the U.S. Revolver fluctuates throughout the year depending on our working capital needs.

(2)    Our consolidated Canadian operations maintain credit facilities of $38.5 million U.S. equivalent maturing on various dates through October 2003, and our consolidated Polish operations maintain a $30.0 million U.S. equivalent credit facility maturing in June 2006. As of April 27, 2003, we had outstanding borrowings of approximately $12.6 million U.S. equivalent under the Canadian credit facilities and approximately $25.3 million U.S. equivalent under the under Polish credit facility.

Selected historical consolidated financial data

The following table sets forth our selected historical consolidated financial data and other data which should be read in conjunction with and is qualified in its entirety by reference to “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the related notes included elsewhere in, and incorporated by reference into, this prospectus. The selected consolidated financial data for the fiscal years ended May 2, 1999, April 30, 2000 and April 29, 2001 have been derived from our financial statements which have been audited by Arthur Andersen LLP. See “Risk factor—Our former use of Arthur Andersen LLP as our independent auditor may pose risks to us and will limit your ability to seek potential recoveries from them related to their work.” The selected consolidated financial data for the fiscal years ended April 28, 2002 and April 27, 2003 have been derived from our financial statements audited by Ernst & Young LLP.

	Fiscal year ended

(in millions)	May 2, 1999		April 30, 2000		April 29, 2001		April 28, 2002		April 27, 2003

Income Statement Data:
Sales	$3,775.0		$5,150.5		$5,899.9		$7,356.1		$7,904.5
Cost of Sales	3,291.7		4,557.7		5,069.6		6,393.0		7,203.4

Gross profit	483.3		592.8		830.3		963.1		701.1
Selling, general and administrative expenses	299.3		400.8		463.0		558.0		567.9
Interest expense	40.5		71.9		89.0		94.3		94.0
Gain on sale of IBP, inc. common stock	—		—		(79.0)		(7.0)		—
Income before income taxes	143.5		120.1		357.3		317.8		39.2
Income taxes	48.6		45.0		133.8		120.9		12.9

Net income	94.9		75.1		223.5		196.9		26.3

Other Data:
Capital expenditures	$95.4		$100.4		$144.1		$171.0		$180.3

Statement of Cash Flows Data:
Net cash provided by operating activities	$123.4		$125.2		$218.3		$298.6		$82.8
Net cash used in investing activities	(261.9)		(192.3)		(59.8)		(277.3)		288.3
Net cash provided by (used in) financing activities	108.5		87.0		(152.4)		(7.7)		199.5
Ratio of earnings to fixed charges (2)	3.8	x	2.4	x	4.4	x	3.8	x	1.2	x
Amortization expense	$5.0		$9.1		$15.2		$8.1		$7.5

Balance Sheet Data (end of period):
Working capital	$215.9		$609.9		$635.4		$798.5		$833.0
Total assets	1,771.6		3,129.6		3,250.9		3,872.7		4,210.6
Total debt (including capital lease obligations)	684.0		1,301.2		1,261.3		1,480.0		1,733.0
Shareholders’ equity	542.2		902.9		1,053.1		1,362.8		1,299.2

Operating Data:
Total hogs processed	19.2		20.4		20.6		20.1		21.0
Processed meats sales (pounds)	1,606.0		2,192.1		2,197.7		2,356.6		2,381.6
Fresh beef sales (pounds)	—		—		—		880.0		1,489.7
Total hogs sold	2.0		7.5		11.8		12.2		12.9

Notes to selected historical consolidated financial data

(1)  Fiscal 2001 net income includes gains of $48.6 million. The fiscal 2001 gains relate to the sale of IBP, inc. common stock, net of related expenses, and the sale of a plant.

(2)  For the purposes of computing the ratios of earnings to fixed charges, earnings represent income before taxes (excluding capitalized interest) Fixed charges include interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense.

Management’s discussion and analysis of financial condition and results of operations

This discussion of management’s views on our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

Smithfield Foods, Inc. and subsidiaries are composed of four segments: pork, beef, international and the hog production group. The pork segment consists primarily of seven wholly or majority owned U.S. fresh pork and processed meats subsidiaries. The beef segment is composed of primarily two U.S. beef processing subsidiaries and the international segment consists primarily of four meat processing subsidiaries in Canada, Poland and France. The hog production group consists primarily of hog production operations located in the U.S. and Poland. The pork, international and hog production group segments have certain joint ventures and other investments in addition to their primary operations.

The pork segment includes our operations that process, package, market and distribute fresh pork and processed meats to retail, foodservice and export channels. Similarly, the beef segment operations process, package, market and distribute beef products to the same channels. Our international reporting segment includes our meat processing operations outside the U.S. and produces a wide variety of fresh and processed meats for retail, foodservice and export channels. The hog production group segment supplies raw materials (live hogs) primarily to the pork segment and, to a lesser degree, the international segment, as well as to other outside operations.

We changed our reporting segments in fiscal 2003 to separately report the meat processing operations, as discussed above. Previously, our segments were meat processing group and hog production group. We have reclassified the segment information for fiscal 2002 and 2001 to conform to fiscal 2003 presentation.

Results of operations

Acquisitions

The following acquisitions affect the comparability of the results of operations for fiscal years 2003, 2002 and 2001:

In November of fiscal 2003, we acquired Vall, Inc. for $60.7 million in cash plus assumed liabilities. Prior to the acquisition, Vall produced approximately 350,000 market hogs annually.

In June of fiscal 2003, we acquired an 80% interest in Stefano Foods, Inc., a marketer of Italian convenience foods, for $35.8 million in cash plus assumed debt and other liabilities. Prior to the acquisition, Stefano’s had annual sales of approximately $22 million.

In October of fiscal 2002, we acquired Packerland Holdings, Inc. and our affiliated companies for 6.3 million shares of our common stock plus assumed debt and other liabilities. In June of fiscal 2002, we acquired Moyer Packing Company for $90.5 million in cash and assumed debt. Packerland and Moyer constitute our beef segment. Prior to the acquisition, Packerland and Moyer had combined annual sales of approximately $2 billion.

In September of fiscal 2002, we acquired the remaining common shares of Schneider Corporation for 2.8 million shares of our common stock. Prior to this transaction, we owned approximately 63% of the outstanding shares of Schneider.

In July of fiscal 2002, we acquired substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc., a producer, marketer and distributor of value-added meat products, for $31.0 million in cash. Prior to the acquisition, Gorges/Quik-to-Fix had annual sales of approximately $140 million.

In our third quarter of fiscal 2001, Schneider increased our investment in Saskatchewan-based Mitchell’s Gourmet Foods Inc., a value-added pork processor, to 54%, requiring us to consolidate Mitchell’s accounts and to discontinue using the equity method of accounting for Mitchell’s. For the fiscal year ended October 2000, Mitchell’s had annual sales of approximately $190 million.

Consolidated

We reclassified fiscal 2002 and 2001 depreciation expense, which was previously stated as a separate line item on the consolidated statements of income, into either cost of sales or selling, general and administrative expenses. The consolidated results of operations discussion reflects this reclassification.

Fiscal 2003 compared to fiscal 2002

Sales increased $548.4 million, or 7%, reflecting $927.9 million of incremental sales of businesses acquired in fiscal 2003 and 2002, partially offset by a 10% decrease in unit selling prices in the pork segment. The unit selling price decrease is primarily the result of the impact of sharply lower live hog prices on fresh pork prices. See the following sections for comments on sales changes by reporting segment.

Gross profit decreased $262.0 million, or 27%, primarily the result of sharply lower margins in the hog production group on a 21% decrease in live hog market prices, higher raising costs in the hog production group and a weak operating environment for fresh pork due to an increased supply of protein in the U.S. market. These declines were partially offset by the inclusion of $75.8 million of gross profit of acquired businesses, higher processed meats margins in the pork segment and improved results in the international segment. Gross margin percentage decreased to 9% from 13% due primarily to substantially lower margins in the hog production group and the results of the beef segment entities acquired in fiscal 2002. The beef operations are primarily non-branded, fresh meat businesses with accompanying lower margins.

Selling, general and administrative expenses increased $9.9 million, or 2%. This increase was primarily due to the inclusion of selling, general and administrative expenses of acquired businesses, partially offset by lower variable operating expenses, including advertising and promotion, and a $4.7 million insurance settlement. Prior year results reflect a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah.

Interest expense decreased $0.3 million. The decrease is due to a decrease in the average interest rates on our revolving credit facility and other variable rate debt offset by the inclusion of $7.2 million of interest expense of acquired businesses and additional borrowings associated with the acquisitions.

The effective income tax rate decreased to 33% as compared to 38% in the prior year primarily the result of a significantly greater impact of tax credits on sharply lower earnings and the elimination of non-tax affected losses in foreign jurisdictions. We had a valuation allowance of $30.0 million and $28.8 million related to income tax assets as of April 27, 2003 and April 28, 2002, respectively, primarily related to losses in foreign jurisdictions for which no tax benefit was recognized.

Net income and net income per diluted share for fiscal 2003 and 2002, as well as certain items included in net income, are presented below.

	2003		2002

(in millions, except per share data)	Net income	Per diluted share	Net income	Per diluted share

Net income, as reported:	$26.3	$.24	$196.9	$1.78

Items included in net income (net of tax):
Insurance settlement	3.1	.03	—	—
Litigation settlement and other charges	(2.3)	(.02)	—	—
Gain on sale of IBP, inc. common stock	—	—	4.2	.04
Fire loss at a hog farm	—	—	(3.0)	(.03)

Total items included in net income	$0.8	$.01	$1.2	$.01

Earnings per diluted share, as shown in the preceding table, was also affected by the issuance of shares in connection with the acquisition of Packerland and the purchase of Schneider’s remaining shares in fiscal 2002 and the retirement of shares under our share repurchase program in fiscal 2003 and 2002.

Fiscal 2002 compared to fiscal 2001

Sales increased $1.5 billion, or 25%, reflecting $1.3 billion of incremental sales of businesses acquired in fiscal 2002 and 2001 and a combined 4% increase in unit selling prices in the pork and international segments. See the following sections for comments on sales changes by reporting segment.

Gross profit increased $132.8 million, or 16%, primarily the result of higher margins in the pork segment, the inclusion of $54.8 million of gross profit of acquired businesses and slightly lower raising costs in the hog production group. Higher pork segment margins are the result of product mix in processed meats, a favorable operating environment for fresh pork and a strong emphasis on branded and value-added fresh pork categories. Gross profit percentage decreased to 13% from 14% primarily due to the acquisitions of beef operations. The beef operations are primarily non-branded, fresh meat businesses with accompanying lower margins. Excluding the beef operations, fiscal 2002 gross profit percentage increased to 15% on improved product mix and margins in processed meats.

Selling, general and administrative expenses increased $95.0 million, or 21%. This increase was primarily due to the inclusion of $51.4 million in expenses of acquired businesses, increased advertising and promotion of branded fresh and processed meats and a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah. These increases were partially offset by the elimination of goodwill amortization from the adoption of the Statement of Financial

Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) in fiscal 2002. Had SFAS 142 been effective in fiscal 2001, selling, general and administrative expenses would have been reduced by $8.8 million.

Interest expense increased $5.3 million, or 6%, primarily due to the inclusion of the debt of acquired businesses and additional borrowings associated with the acquisitions and our share repurchase program, partially offset by a decrease in the average interest rates on the revolving credit facility and other variable rate debt.

The effective income tax rate increased to 38% in fiscal 2002 as compared to 37% in fiscal 2001. The increase was due to the increase in the valuation allowances at foreign operations. We had a valuation allowance of $28.8 million and $20.2 million related to income tax assets as of April 28, 2002 and April 29, 2001, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

Net income and net income per diluted share for fiscal 2002 and 2001, as well as certain items included in net income, are presented below.

	2002		2001

(in millions, except per share data)	Net income	Per diluted share	Net income	Per diluted share

Net income, as reported:	$196.9	$1.78	$223.5	$2.03

Items included in net income (net of tax):
Gain on sale of IBP, Inc. common stock	4.2	.04	45.2	.41
Fire loss at a hog farm	(3.0)	(.03)	—	—
Sale of Canadian plant	—	—	3.4	.03
Goodwill amortization	—	—	(8.8)	(.08)

Total items included in net income	$1.2	$.01	$39.8	$.36

Earnings per diluted share, as shown in the preceding table, was also affected by the issuance of shares in connection with the acquisition of Packerland and the purchase of Schneider’s remaining shares in fiscal 2002 and the retirement of shares under our share repurchase program in fiscal 2002 and 2001.

Segment results

Our results in fiscal 2003, 2002 and 2001 are discussed by segment below. See also Note 14 to the consolidated financial statements for additional information on the segments, including a reconciliation of segment results to consolidated results.

Pork segment results

(in millions)	2003	2002	% Change	2001	% Change

Sales	$4,286.0	$4,540.3	(6)%	$4,325.1	5%
Operating profit	184.6	163.8	13%	116.8	40%

Fiscal 2003 compared to fiscal 2002

Pork sales decreased $254.3 million, or 6%, due to a 10% decrease in average unit selling prices of pork products, partially offset by an 8% increase in processed meats and a 2% increase in fresh pork sales volumes. In addition to lower live hog pricing, fresh pork sales prices were negatively affected by an increased supply of protein in the U.S. market, related to unfavorable export market conditions. Sales volumes increased 2% for fresh pork and 6% for processed meats in the base business, which excludes volumes for Stefano’s and Quik-to-Fix.

Operating profit in the pork segment increased $20.8 million primarily due to higher margins and volumes in processed meats. These increases were partially offset by lower margins for fresh pork as a result of the unfavorable market conditions referred to previously. Increased processed meats margins reflected improved product mix and lower raw material costs. Fresh pork margin decreases were partially offset by our continued emphasis on branded and value-added fresh pork categories. Margins were also impacted by lower advertising and promotion costs.

Fiscal 2002 compared to fiscal 2001

Pork sales increased $215.2 million, or 5%, due to a 3% increase in average unit selling prices of pork products and a 2% increase in fresh and processed meats sales volume. The increase in average unit selling prices is attributable to a more favorable product mix in processed meats, a strong emphasis on branded and value-added fresh pork categories and price increases to offset higher raw material prices. Excluding acquired businesses, fresh pork volumes increased 2% while processed meats volumes remained relatively flat.

Operating profit in the pork segment increased $47.0 million due to higher margins in both fresh and processed meats, partially offset by increased advertising and promotional costs. Fresh pork margins increased as we continued our emphasis on the branded, value-added fresh pork categories. Increased processed meats margins reflected higher pricing and improved product mix.

Beef segment results

(in millions)	2003	2002	% Change	2001	% Change

Sales	$2,165.2	$1,286.1	68%	$—	—
Operating profit	77.4	10.0	674%	—	—

Fiscal 2003 compared to fiscal 2002

Beef sales increased $879.1 million, or 68%, reflecting a full year of sales of the beef processing operations acquired in fiscal 2002. Average unit selling prices increased 3% reflecting stronger demand for higher quality choice cuts of beef and improved markets for hides and rendered byproducts.

Operating profit increased $67.4 million due to the inclusion of a full year of the beef operations and higher margins. Increased beef margins reflected higher pricing for choice cuts, hides and rendered byproducts as well as a slight decrease in the cost of live cattle.

International segment results

(in millions)	2003	2002	% Change	2001	% Change

Sales	$1,304.6	$1,254.5	4%	$1,286.2	(2)%
Operating profit	38.7	24.2	60%	18.4	32%

Fiscal 2003 compared to fiscal 2002

International sales increased $50.1 million, or 4%, on a 4% increase in sales volume while pricing remained relatively flat.

International operating profit increased $14.5 million, due to sharply higher margins in processed meats due to improved product mix and lower raw material costs. Fresh meat margins decreased slightly as a result of unfavorable market conditions. Our Polish subsidiary, Animex Sp. z o.o., with a new management team, experienced its first profitable year since acquisition and Schneider recorded strong results versus the prior year.

Fiscal 2002 compared to fiscal 2001

International results were affected by the sale of a fresh meat plant in Canada in the fourth quarter of fiscal 2001 and the consolidation of Mitchell’s in the third quarter of fiscal 2001. International sales decreased $31.7 million, or 2%, due to a 41% decrease in fresh meat sales volumes primarily from the sale of the Canadian plant, partially offset by an 11% increase in average unit selling prices and an 11% increase in processed meats sales volume.

The increase in average unit selling prices is attributable to a more favorable product mix in processed meats and price increases to offset higher raw material prices. In the base business, fresh meat volumes increased 5% and processed meats volumes increased 3%.

International operating profit increased $5.8 million due to higher processed meats margins, partially offset by a $5.1 million gain on the sale of a plant in Canada in fiscal 2001. Increased processed meats margins reflected higher pricing and improved product mix.

Hog production group segment results

(in millions)	2003	2002	% Change	2001	% Change

Sales	$1,059.8	$1,265.3	(16)%	$1,225.8	3%
Operating profit	(108.4)	266.6	(141)%	281.3	(5)%

Fiscal 2003 compared to fiscal 2002

The hog production group sales decreased $205.5 million, or 16%, due to a substantial decrease in live hog market prices. The hog production group had sales of $841.9 million, at current market prices, to the pork and international segments, which are eliminated in our consolidated statements of income.

Operating profit in the hog production group decreased $375.0 million due to the decrease in live hog market prices and higher raising costs from increased feed costs in fiscal 2003. The hog production group operations reflected cost reductions from production efficiencies resulting from the fiscal 2002 consolidation of our production operations.

Fiscal 2002 compared to fiscal 2001

The hog production group sales increased $39.5 million, or 3%, due to a small increase in head sold offset by a slight decrease in live hog prices. The hog production group had sales of $956.2 million, at current market prices, to the pork and international segments, which are eliminated in our consolidated statements of income.

Operating profit in the hog production group decreased $14.7 million due to a 2% decrease in live hog prices and a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah, partially offset by the impact of favorable commodity hedging contracts and lower raising costs.

Liquidity and capital resources

The meat processing industry is characterized by high sales volume and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, we consider our meat inventories and accounts receivable highly liquid and readily convertible into cash. The hog production group also has rapid turnover of accounts receivable. Inventory turnover in the hog production group is slower; however, mature hogs are readily convertible into cash. Borrowings under our credit facilities are used to finance increases in the levels of inventories and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs.

Cash provided by operations decreased to $82.8 million in fiscal 2003 from $298.6 million in fiscal 2002. This decrease was primarily attributed to lower earnings in the current year. Changes in operating assets and liabilities used $98.1 million of cash in fiscal 2003 compared to $43.9 million of cash in fiscal 2002 due to increased working capital investments in the current year.

Cash used in investing activities was $288.8 million in fiscal 2003 compared to $277.3 million in fiscal 2002. During fiscal 2003, we invested $110.4 million in business acquisitions, primarily related to the acquisitions of Vall and Stefano’s, as compared to $167.0 million in the prior year, primarily related to the acquisitions of Moyer and Quik-to-Fix. We also sold our remaining investment in IBP common stock during fiscal 2002, generating $58.6 million in cash. Capital expenditures in fiscal 2003 totaled $180.3 million, primarily related to fresh pork and processed meats expansion, plant improvement projects and additional hog production facilities. As of April 27, 2003, we had definitive commitments of $127.8 million for capital expenditures primarily for processed meats expansion and production efficiency projects. We expect to fund these capital expenditures with cash flow from operations and borrowings under its revolving credit facility.

Our financing activities in fiscal 2003 provided $199.5 million in cash compared to $7.7 million of cash used by financing activities in fiscal 2002. We increased our borrowings under our primary revolving credit facility (the facility) $301.0 million to fund investment activity and to make principal repayments on long-term debt and repurchase 0.9 million shares of our common stock. As of June 27, 2003, 16.8 million shares of our common stock had been repurchased under an 18.0 million-share repurchase program. In fiscal 2002, we issued $300.0 million of eight-year, 8.0% senior unsecured notes. The net proceeds from the sale of the notes were used to repay indebtedness under our revolving credit facility. This repayment was offset by borrowings under our revolving credit facility to fund investment activity and to repurchase shares of our common stock. Also, in fiscal 2002, our Polish subsidiary, Animex, and Schneider entered into new long-term debt arrangements. These proceeds were used to repay existing indebtedness.

Our various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets, and payments of dividends to shareholders. In the last half of fiscal 2003, we, on two occasions, obtained amendments to the facility and certain of its senior secured notes to suspend certain financial covenants, to make certain financial covenants less restrictive and to provide additional financial flexibility due to the unfavorable market conditions that affected us during fiscal 2003.

The covenants in the facility were amended to suspend the leverage ratio, and reduce the interest coverage ratio, impose a borrowing base limitation and require certain minimum liquidity levels when we are acquiring other businesses. We have the right to elect out of the borrowing requirements in which case the suspended and reduced covenants will be reinstated. The covenants in our senior secured notes were amended to suspend certain leverage ratios through July 2005, potentially increase interest charges during this suspension period, reduce the fixed charge coverage ratio, increase the minimum working capital requirement, establish maintenance of debt to total capitalization ratios and require certain minimum liquidity levels when we are acquiring other businesses. Beginning in August 2005, we will be required to maintain certain financial covenants at their original levels (fixed charges coverage, as defined, of greater than or equal to 1.50 to 1; consolidated funded debt to EBITDA, as defined, of less than or equal to 4.00 to 1; and consolidated senior funded debt to EBITDA, as defined, of less than or equal to 3.20 to 1).

As part of the amendment to the facility, we received additional commitments to increase the size of the facility from $750.0 million to $900.0 million, subject to the borrowing base limitation based on eligible domestic inventory and receivables. The facility bears interest, at our option, at variable rates based on margins over the federal funds rate or LIBOR. The applicable interest margin for our borrowings may be increased or decreased based upon our leverage ratio, as defined in the facility. At April 27, 2003, we had unused availability of $248.5 million under the facility.

As of April 27, 2003, we were in compliance with all debt covenants. If market conditions remain depressed and our operating results do not recover as anticipated, we may have to request additional relief from these financial covenants and there can be no assurance that we would be able to obtain such relief. Management believes that the amended loan covenants will not limit our access to capital markets and that through internally generated funds and access to global capital markets, funds are available to adequately meet our current and future operating and capital needs.

In May of fiscal 2004, we issued $350.0 million of ten-year, 7.75% senior unsecured notes. Net proceeds of the sale of these notes were used to repay indebtedness under the facility. Thereafter, we expect to use availability under the facility, together with internally generated funds, for capital expenditures and general corporate purposes, including expansion of our processed meats business and strategic acquisitions. As of April 27, 2003, on a pro forma basis after giving effect to the application of the net proceeds of these notes and the effect of outstanding letters of credit, our availability under the facility would have been $593.2 million.

In June of fiscal 2004, we filed a shelf registration statement with the Securities and Exchange Commission to register sales of up to $750.0 million of our debt, stock and other securities from time to time. Net proceeds to us from the possible sale of these securities would be used for general corporate purposes, including an expansion of our processed meats business and strategic acquisitions.

In July of fiscal 2004, we entered into a definitive asset purchase agreement with Farmland Industries, Inc. See “Summary—The Company—Recent developments”).

Contractual Obligations and Commercial Commitments.    The following table provides information about our contractual obligations as of April 27, 2003:

	Payments due by fiscal year

(in millions)	2004	2005	2006	2007	2008	After 2008

Long-term debt	$112.4	$81.2	$72.0	$748.1	$219.5	$471.4
Capital lease obligations, including interest	3.3	3.5	2.0	0.7	0.7	0.9
Operating leases	38.1	30.0	24.9	23.7	15.2	28.8
Capital expenditure commitments	127.8	—	—	—	—	—
Purchase obligations:
Hog procurement (1)	399.9	317.9	317.9	317.9	317.9	—
Cattle procurement (2)	295.8	13.3	—	—	—	—
Contract hog growers (3)	207.2	88.6	88.6	60.7	60.7	29.2
Other (4)	169.8	31.5	7.9	3.2	2.5	8.6

Total	1,354.3	566.0	513.3	1154.3	616.5	538.9

(1)  Through the pork and international segments, we have purchase agreements with certain hog producers. Some of these arrangements obligate us to purchase all of the hogs that these producers produce. Other arrangements obligate us to purchase a fixed amount of hogs. Due to the uncertainty of the number of hogs that we will be obligated to purchase and the uncertainty of market prices at the time of hog purchases, we have estimated our obligations under these arrangements. We based our estimates on past history for hog quantities. For fiscal 2004, the average purchase price estimated is based on available futures contract values and internal projections adjusted for historical quality premiums. For prices beyond fiscal 2004, we estimated the market price of hogs based on the ten-year average of $0.42 per pound.

(2)  Through the beef segment, we have purchase agreements with certain cattle producers. Some of these arrangements are fixed price contracts and others obligate us to purchase a fixed amount of cattle at the market price at the time of delivery. For the fixed price contracts, the actual amounts are shown in the table. Due to the uncertainty of future market prices for cattle, we base our fixed quantity obligations on available futures contract values.

(3)  Through the hog production group, we use independent farmers and their facilities to raise hogs produced from our breeding stock. Under multi-year contracts, the farmers provide the initial facility investment, labor and front line management in exchange for a performance-based service fee payable upon delivery. We are obligated to pay this service fee for all hogs delivered. We have estimated our obligation based on expected hogs delivered from these farmers.

(4)  Includes $146.0 million for forward grain contracts.

Guarantees

As part of our business, we are a party to various financial guarantees and other commitments to extend guarantees of credit and other assistance to various subsidiaries, investees and third parties. These arrangements involve elements of performance and credit risk that are not included in the consolidated balance sheets. The possibility that we would have to make actual cash outlays in connection with these obligations is largely dependent on the performance of the subsidiaries, investees and third parties, or the occurrence of future events that we are unable to predict. We would record a liability if events occurred that required one to be established. See Note 9 to the consolidated financial statements for more information on accounting and disclosure requirements concerning guarantees.

We had an agreement to provide a $30.0 million line of credit to Pennexx Foods, Inc., a case-ready meat provider, 41% owned by us. As of April 27, 2003, in connection with the line of credit, Pennexx had outstanding borrowings of $11.5 million and we were a guarantor on $12.1 million of Pennexx’s equipment lease obligations. (See “Summary—The Company—Recent developments.) We also guaranteed the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations were: up to $6.0 million of loans obtained by strategically important farmers under contract to the hog production group; up to $3.5 million of liabilities with respect to currency swaps executed by one of our Mexican joint ventures, Granjas Carroll de Mexico; and $3.0 million of debt borrowed by another of our Mexican joint ventures, Agroindustrial del Noroeste.

Derivative financial instruments

We are exposed to market risks primarily from changes in commodity prices, as well as changes in interest rates and foreign exchange rates. To mitigate these risks, we enter into various hedging transactions that have been authorized pursuant to our policies and procedures. We believe the risk of default or nonperformance on contracts with counterparties is not significant.

Our meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. We hedge these commodities when management determines conditions are appropriate to mitigate these price risks. While this may limit our ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material losses. We attempt to closely match the commodity contract terms with the hedged item.

We also enter into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of our foreign currency exposure. The foreign currency and interest rate derivatives are recorded as cash flow hedges or fair value hedges, as appropriate, and were not material to the results of operations for the fiscal years ended April 27, 2003 and April 28, 2002.

Commodity—Cash flow hedges

We utilize derivatives (primarily futures contracts) to manage our exposure to the variability in expected future cash flows attributable to commodity price risk associated with forecasted purchases and sales of live hogs, live cattle, corn and soybean meal. These derivatives have been designated as cash flow hedges.

Ineffectiveness related to our cash flow hedges was not material in fiscal 2003 and 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness and no hedges were discontinued during these time periods as a result of it becoming probable that the forecasted transaction would not occur.

Commodity—Fair value hedges

Our commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy or sell live hogs, live cattle, corn and soybean meal. Ineffectiveness related to our fair value hedges was not material in fiscal 2003 and 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness during these time periods.

The following table provides the fair value of our open derivative financial instruments as of April 27, 2003 and April 28, 2002. Grain contract fair values as of April 27, 2003 and April 28, 2002 were negligible.

(in millions)	April 27, 2003	April 28, 2002

Livestock	$(0.1)	$5.0
Other commodities	0.1	(0.3)
Interest rates	(0.9)	(1.1)
Foreign currency	(1.8)	(0.3)

The variation in our fair value of open derivative financial instruments from period to period is primarily based on our analysis of current and future market conditions which results in varying hedge portfolios to reduce the perceived risk to acceptable levels. As of April 27, 2003, no commodity futures contracts exceeded twelve months.

The following table presents the sensitivity of the fair value of our open commodity contracts and interest rate and foreign currency contracts to a hypothetical 10% change in market prices or in interest rates and foreign exchange rates, as of April 27, 2003 and April 28, 2002.

(in millions)	April 27, 2003	April 28, 2002

Livestock	$8.8	$5.1
Grains	1.3	0.1
Other commodities	1.4	0.7
Interest rates	0.2	0.6
Foreign currency	7.6	2.2

For the fiscal years ended April 27, 2003 and April 28, 2002, we reported gains on our closed derivative instruments of approximately $6.2 million and $14.6 million, respectively. For the fiscal years ended April 27, 2003 and April 28, 2002, we hedged approximately 8.9% and 89.0% of our grain purchases and 41.4% and 49.7% of our livestock produced, respectively.

Critical accounting policies

The preparation of our consolidated financial statements requires management to make certain estimates and assumptions. The estimates and assumptions are based on our experience combined with management’s understanding of current facts and circumstances. These estimates may differ from actual results. Certain of our accounting policies are considered critical as they are both important to reflect our financial position and results of operations and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by our management.

Hedge accounting

We use derivative financial instruments to manage exposures to fluctuations in commodity prices and accounts for the use of such instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133). SFAS 133 requires a quarterly historical assessment of the effectiveness of the instrument. In rare circumstances, volatile activity in the commodity markets could cause this assessment to temporarily reflect the instrument as an ineffective hedge and hedge accounting would be discontinued.

In addition, we routinely hedge forecasted transactions. In the unusual circumstance that these transactions fail to occur, hedge accounting would be discontinued. In both situations, the discontinuance of hedge accounting would require changes in the fair value of the derivative instrument to be recognized in current period earnings. Management believes that the assumptions and methodologies used in the accounting for derivative financial instruments are the most appropriate and reasonable for our hedging program.

Pension accounting

The measurement of our pension obligations, costs and liabilities is dependent on a variety of assumptions of future events. The key assumptions include:

•• Discount rates

• Salary growth

• Retirement ages/mortality rates

• Expected return on plan assets

These assumptions may have an effect on the amount and timing of future contributions. The discount rate assumption is based on investment yields available at year-end on corporate bonds rated AA and above with a maturity to match our expected benefit payment stream. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on actual plan experience. The expected return on plan assets reflects asset allocations, investment strategy and historical returns of the asset categories. The effects of actual results differing from these assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

Sensitivity Analysis    The effect of the indicated decrease in the selected assumptions is shown below for April 27, 2003, assuming no changes in benefit levels and no amortization of gains or losses for our major plans in 2004 (in millions):

Assumption	Percentage point decrease	Decline in funded status	Reduction in equity	Higher fiscal 2004 expense

Discount Rate	0.50%	$39.5	$31.8	$6.3
Expected return on assets	0.50%	—	—	2.0

We recorded net expense in the statement of operations related to our pension plans of $12.4 million and $8.3 million, including $41.0 million and $39.6 million of expected pension returns for fiscal 2003 and 2002, respectively.

We have suffered, as most investors have, from the devaluation of the stock markets this past year, which has reduced our plan assets. In addition, the market rate for high-quality fixed income investments is much lower than in previous years, compelling us to lower discount rate assumptions from 7.2% to 6.3% and the expected return on assets from 8.6% to 8.3% in the current year. A lower discount rate increases the present value of benefit obligations and increases pension expense. Pension expense is negatively affected by lower anticipated returns on assets. The increase in the pension obligation and the reduction in plan assets have increased our minimum pension liability by $96.9 million in fiscal 2003 to $106.8 million (see consolidated statements of shareholders’ equity and accumulated other comprehensive loss at Note 6 to the consolidated financial statements). This minimum pension liability increase will not require immediate funding and could potentially be reduced or eliminated in the future if asset returns become more favorable and the discount rate can be increased. Although the underfunded status of our pension funds has increased significantly in fiscal 2003, we do not expect funding requirements to increase in fiscal 2004 compared to fiscal 2003 due to temporary funding relief provisions enacted by Congress effective through December 2003. Due to the nature of the funding formulas, we do not expect significant funding increases before fiscal 2006. Significant funding increases may be deferred even longer if our funding status significantly improves or if the funding relief provisions are extended by Congress. However, we do not know whether these temporary funding relief provisions will be extended. Our pension plan funding was $25.3 million and $11.7 million for fiscal 2003 and 2002, respectively, and is expected to be $24.9 million in fiscal 2004. We expect pension expense for fiscal 2004 to be approximately $41.4 million.

Goodwill and intangible assets

We adopted SFAS 142 in fiscal 2002. Accordingly, we no longer amortize goodwill and certain other intangible assets on a periodic basis. Instead, SFAS 142 requires that these assets be tested at least annually for impairment. For goodwill, this test involves comparing the fair value of each reporting unit to the unit’s book value to determine if any impairment exists. We calculate the fair value of each reporting unit, using estimates of future cash flows when quoted market prices are not available. In fiscal 2003, we allocated goodwill to applicable reporting units, estimated fair value and performed the impairment test. To test impairment of intangible assets that are not subject to amortization, the fair value of the intangible asset is compared to the book value. As a result of these procedures, management believes there is no material exposure to a loss from impairment of goodwill and other intangible assets. However, actual results could differ from our cash flow estimates, which would affect the assessment of impairment and, therefore, could have a material adverse impact on the financial statements.

Description of other indebtedness

As of April 27, 2003, we had outstanding the following other indebtedness (excluding capital lease obligations):

(in millions)	April 27, 2003

U.S. Revolver	$560.0
International Facilities	29.2
Smithfield Senior Secured Notes	435.7
Other subsidiary debt	216.5
8% Senior Notes due 2009	300.0
7 5/8% Senior Subordinated Notes due 2008	182.1

Total debt	1,723.5
Less amounts classified as current maturities	112.4

Total long-term debt	1,611.1

As of April 27, 2003, our debt obligations had the following maturities over the next five years:

Fiscal year (in millions)	Amount

2004	$112.4
2005	81.2
2006	72.0
2007	748.1
2008	219.5

U.S. Revolver

In late 2002 and April 2003, we obtained amendments to our U.S. Revolver to suspend certain financial covenants (consolidated leverage covenant and domestic inventory and receivables to borrowings under the U.S. Revolver (including letters of credit) covenant), to make certain financial covenants less restrictive (consolidated interest coverage covenant) and to provide additional financial flexibility due to continuing unfavorable market conditions. As of January 26, 2003, the U.S. Revolver was a $750 million revolving credit facility maturing on December 6, 2006. As part of the amendment to our U.S. Revolver, we received additional commitments to increase the size of that facility from $750 million to $900 million, subject to a borrowing base limitation based on eligible domestic inventory and receivables. The administrative agent for the U.S. Revolver is JP Morgan Chase Bank, an affiliate of J.P. Morgan Securities Inc. As of April 27, 2003, after giving effect to the offering of the senior notes and the application of the net proceeds of that offering, outstanding borrowings were $283.7 million under the U.S. Revolver (after giving effect to $68.5 million of outstanding letters of credit). The average interest rate applicable to borrowings under this credit facility was 3.74% during fiscal 2002 and 3.30% during fiscal 2003. The credit facility is scheduled to expire in December 2006. The borrowings under the U.S. Revolver are guaranteed by some of our existing subsidiaries, the assets of which are included in the calculation of our borrowing base.

The commitments under the U.S. Revolver are subject to a requirement that the sum of the indebtedness under the U.S. Revolver and indebtedness pari passu with the indebtedness under the U.S. Revolver and related hedging agreements cannot exceed the borrowing base calculated on the basis of our eligible domestic inventory and receivables. The loans bear interest, at our option, at variable rates based on margins over the Federal Funds rate or LIBOR. The applicable interest margin for our borrowings may be increased or reduced based upon our leverage ratio, as defined in the U.S. Revolver. In addition to paying interest on outstanding borrowings under the U.S. Revolver, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate based upon our leverage ratio, as defined. While the borrowing base limitation is in effect, the U.S. Revolver requires the maintenance of a minimum consolidated interest coverage, as defined. As of April 27, 2003, our consolidated interest coverage ratio was 3.23 to 1 calculated in accordance with our U.S. Revolver. At that time and until release of the borrowing base, we must maintain a consolidated interest coverage ratio of 2.50 to 1. If we elect to be released from the borrowing base limitation, we will be required to maintain certain financial covenants contained in the U.S. Revolver at their original levels (consolidated interest coverage of greater than or equal to 3.00 to 1; eligible domestic inventory and receivables to borrowings under the U.S. Revolver (including letters of credit) of greater than or equal to 1.30 to 1; and consolidated leverage of less than or equal to 3.75 to 1). In addition, the U.S. Revolver imposes restrictions on indebtedness, liens, fundamental changes (e.g., mergers, sales of assets, etc., joint ventures and lines of business), investments, loans, advances, guarantees and acquisitions, hedging agreements, restricted payments, transactions with affiliates, restrictive agreements and sales and leaseback transactions. While the borrowing base is in place, we are required to have a minimum of $150 million of availability under the borrowing base to make an acquisition after giving effect to the funding of an acquisition, if the aggregate amount of acquisition expenditures during a single fiscal year exceeds $20 million.

International facilities

Our foreign subsidiaries had a total of approximately $37.9 million U.S. equivalent outstanding under the International Facilities at April 27, 2003: approximately $12.6 million U.S. equivalent at our Canadian operations and approximately $25.3 million U.S. equivalent at our Polish operations.

Certain credit facilities of Schneider with Canadian Imperial Bank of Commerce, Bank of Montreal and The Bank of Nova Scotia, were amended in May 2002 to reduce the amount of committed credit available to CDN$53 million. The new Schneider credit facility contains financial covenants that require the maintenance of levels/ratios for funded debt/EBITDA ratio, interest coverage ratio, current ratio and consolidated shareholders’ equity. In addition, this credit facility imposes restrictions on dispositions of assets, amalgamation and merger and fundamental change. Certain credit facilities of Animex were also refinanced during the first quarter of fiscal year 2002 with a new credit facility with Rabobank Polska S.A., as arranger, agent, security agent and pledge administrator, which provides for up to $100.0 million U.S. equivalent of committed credit, secured by all Animex assets including receivables, inventory, real estate, plant and equipment. The commitments under the new credit facility are subject to a requirement that the sum of the indebtedness under this credit facility and indebtedness pari passu with the indebtedness under this credit facility cannot exceed the borrowing base calculated on the basis of Animex’s inventory and receivables. This credit facility contains financial covenants that require the maintenance of levels/ratios for net worth, current ratio and security coverage ratio. In addition, this credit facility imposes restrictions on indebtedness, loans and guarantees, disposals of assets and changes in the nature of Animex’s business and mergers.

Senior Secured Notes

We privately placed Senior Secured Notes with a group of institutional investors in June 1996, which are guaranteed by some of our subsidiaries and secured by various real and personal property. This placement consisted of $9.9 million of seven-year 8.41% notes, $40.0 million of four-year 8.34% notes, $9.0 million of four-year 9.80% notes, $9.3 million of six-year 10.75% notes, $100.0 million of seven-year 8.52% notes, $14.0 million of seven-year 9.85% notes and $14.8 million of five-year 8.41% notes (the “Series B-H Notes”). We restated the Series B-H Notes dated as of October 1999 and privately placed our second placement, consisting of $100.0 million of ten-year 7.89% notes, $50.0 million of ten-year variable rate notes, $50.0 million of ten-year 8.44% notes and $25.0 million of ten-year LIBOR rate notes (the “Series I-L Notes”). The Series I-L Notes were also guaranteed by some of our subsidiaries and secured by various real and personal property. In June 2000, we privately placed $100.0 million of senior secured notes with a group of institutional investors, which are also guaranteed by some of our subsidiaries and secured by various real and personal property. The placement consisted of $75.0 million of six-year 8.25% notes and $25.0 million of two-year LIBOR rate notes (the “Series M-N Notes”). In March 2002, we privately placed senior secured notes with a group of institutional investors, which are also guaranteed by some of our subsidiaries and secured by various real and personal property. The placement consisted of $25.0 million of 5/10 year reset rate notes and $30.0 million adjustable rates 5/10 year notes (the “Series O-P Notes” and together with the Series I-L Notes and the Series B-H Notes, the “Senior Secured Notes”). We may at any time prepay the principal amount of the Senior Secured Notes in part or in whole, and upon a change of control the holders may require us to repurchase them at a price equal to 100% of their principal amount, in each event together with a make-whole amount and accrued and unpaid interest.

In late 2002 and April 2003, we obtained amendments to our Senior Secured Notes to suspend the consolidated funded debt to EBITDA covenant and consolidated senior debt to EBITDA covenant, to make the fixed charges coverage covenant less restrictive and to make the consolidated funded debt to capitalization covenant and senior consolidated funded debt to capitalization covenant maintenance covenants. The amendments also provide that $100 million of unfunded pension liabilities will be excluded from the calculation of consolidated funded debt to capitalization and senior consolidated funded debt to capitalization during the suspension period, as defined. In addition, the calculation of our leverage ratio in connection with an acquisition by us has been conformed to the U.S. Revolver, and additional pro forma covenant compliance requirements must be met in order to make an acquisition. These amendments include provisions that require us, during the suspension period while the borrowing base under the U.S. Revolver is in place, to have a minimum of $150 million of availability under the borrowing base of the U.S. Revolver to make an acquisition after giving effect to the funding of an acquisition, if the aggregate amount of acquisition expenditures during a single fiscal year exceeds $20 million. Collectively, we believe that these changes provide us with additional financial flexibility. The relief under our Senior Secured Notes began in the third quarter of fiscal 2003 and extends through the first quarter of fiscal 2005, referred to as the suspension period. The Senior Secured Notes require the maintenance of a minimum fixed charges coverage ratio, as defined in the Senior Secured Notes. As of April 27, 2003, our fixed charges coverage ratio was 2.47 to 1 calculated in accordance with the Senior Secured Notes. At that time, we were required to maintain a fixed charges coverage ratio of 1.00 to 1 until the end of the suspension period. In addition to the fixed charges coverage ratio, the Senior Secured Notes also contain financial covenants relating to the maintenance of levels and/or ratios regarding current ratio, consolidated working capital, consolidated funded debt to capitalization, senior consolidated funded debt to capitalization and consolidated tangible net worth. In addition, the Senior Secured Notes impose restrictions on, among other things, restricted payments and investments, restrictions on dividends, liens, mergers and acquisitions, transfers of property and subsidiary stock, entering new lines of business, transactions with affiliates and guarantees. After the suspension period, we will be required to maintain certain financial covenants at their original levels (fixed charges coverage, as defined, of greater than or equal to 1.50 to 1; consolidated funded debt to EBITDA, as defined, of less than or equal to 4.00 to 1; and consolidated senior funded debt to EBITDA, as defined, of less than or equal to 3.20 to 1). We are also required to maintain a consolidated working capital, as defined, of greater than or equal to $250 million during and after the suspension period and the consolidated funded debt to capitalization covenant and senior consolidated funded debt to capitalization covenant will remain maintenance covenants after the suspension period. The amendments also provide for potential increases in the interest rate on all of the Senior Secured Notes during the suspension period. The interest rate increase was 0.50% for the fourth quarter of fiscal year 2003. Thereafter, the additional interest rate increases range from 0% to 1.50% depending on our consolidated funded debt to EBITDA ratio, as defined. If market conditions remain depressed and our operating results do not recover as anticipated or our pension liability increases, we may have to request additional amendments to these financial covenants and there can be no assurance that we would be able to obtain such covenant relief.

8% senior notes due 2009

In October 2001, we issued $300 million of 8% Senior Notes due 2009, referred to as the 2001 Senior Notes. Interest on the 2001 Senior Notes is payable in semi-annual installments and mature on October 15, 2009. The 2001 Senior Notes rank equal to the senior notes and exchange notes and have substantially similar covenants and other terms.

7 5/8% senior subordinated notes due 2008

In February 1998, we issued $200.0 million of 7 5/8% Senior Subordinated Notes due 2008. Interest on the Senior Subordinated Notes is payable in semi-annual installments and the notes mature on February 15, 2008. The Senior Subordinated Notes are unsecured and subordinated to all future and existing senior indebtedness. The Senior Subordinated Notes are not guaranteed by any of our subsidiaries. The holders, upon a change of control, may require us to repurchase them at a price equal to 101% of their principal amount, together with accrued and unpaid interest. The Senior Subordinated Notes impose restrictions on indebtedness, layering, restricted payments, agreements that restrict distributions from restricted subsidiaries, sales of assets, transactions with affiliates, sales or issuances of capital stock of restricted subsidiaries, liens and future guarantees.

Other subsidiary debt

Various subsidiaries also have entered into other debt agreements. As of April 27, 2003, there was approximately $216.5 million outstanding under these agreements. The principal debt agreements in this group are the following:

Our subsidiaries in France, Smithfield France SAS, Financière des Pins, Sociètè Bretonne de Salaisons and Sociètè Financière de Gestion et de Participation, have credit agreements with various French banks. The aggregate outstanding borrowings for all our French subsidiaries were approximately $36.2 million U.S. equivalent under these term credit agreements as of April 27, 2003. Most of these credit agreements impose restrictions on authorized capital, guarantees, dispositions of assets and lines of business. As of April 27, 2003 approximately $8.2 million of industrial revenue bonds were outstanding at Stefano Foods and Smithfield Ham and Products.

Prior to our acquisition of Schneider, it also issued two series of debentures. The principal amount of these debentures is approximately $12.4 million U.S. equivalent. In October 2001, Schneider issued a third series of debentures. The principal amount of this debenture is approximately $44.9 million U.S. equivalent. The debentures contain financial covenants that require the maintenance of a specified current ratio, consolidated shareholders’ equity, interest coverage and senior debt to equity. In addition, the debentures impose restrictions on liens, guarantees, redemptions of preference shares, dispositions of indebtedness of subsidiaries, dispositions of shares of subsidiaries, sales of assets, amalgamations or mergers, restrictions on lines of business and environmental covenants. Together with Schneider’s consolidated subsidiaries, our consolidated Canadian operations have approximately $86.2 million U.S. equivalent outstanding debt as of April 27, 2003.

Our Polish operations have total debt outstanding of approximately $78.7 million outstanding as of April 27, 2003, the majority of which was borrowed under the $100.0 million U.S. equivalent commitment.

Smithfield-Carroll’s Farms and Carroll’s Foods of Virginia, Inc. currently have a series of term loans with Colonial Farm Credit, ACA under which outstanding borrowings were approximately $1.3 million as of April 27, 2003. The amounts outstanding under these loans mature at various dates through 2003. This credit facility imposes restrictions on reorganization, name change, acquisition, disposition of assets and merger, and funded debt. Prior to our acquisition of Moyer Packing Company in the first quarter of fiscal 2001, it entered into various debt agreements under which approximately $5.4 million was outstanding as of April 27, 2003.

The Company

General

We are the largest hog producer and pork processor in the world. We conduct our business through four reporting segments, pork, beef, international and the hog production group, each comprised of a number of subsidiaries.

Pork.    The pork segment, which had fiscal 2003 sales of $4.3 billion, produces domestically a wide variety of fresh pork and processed meat products and markets them nationwide and to numerous foreign markets, including Canada, Japan and Mexico. The pork segment currently consists primarily of seven wholly or majority owned U.S. fresh pork and processed meats subsidiaries. The pork segment currently operates over 30 processing plants.

Beef.    The beef segment, which had fiscal 2003 sales of $2.2 billion, primarily produces boxed beef and ground beef (both chub and case-ready) and markets these products nationwide and to over 25 foreign markets, including Japan, South Korea, Mexico, Canada and China. The beef segment currently consists primarily of two U.S. beef processing subsidiaries. The beef segment currently operates five processing plants.

International.    The international segment, which had fiscal 2003 sales of $1.3 billion, produces internationally a wide variety of fresh and processed meats products and markets them in numerous foreign markets. The international segment currently consists primarily of four meat processing subsidiaries. The international segment currently operates over 20 processing plants.

The hog production group.    To complement our processing operations, we have vertically integrated into hog production through our hog production group, which currently provides the pork and international segments with approximately 43% of their live hog requirements. In order to more strategically align the hog production group, in fiscal 2002 we reorganized our U.S. hog production operations under a single business unit called Murphy-Brown LLC which owns and operates locations in North Carolina, Utah, Colorado, Virginia, South Carolina, Missouri, Oklahoma, Illinois, South Dakota and Texas with approximately 746,000 sows. The hog production group also has invested in hog raising operations in Mexico, Brazil and Poland.

Business strategy

•  Value-added products.    We continue to focus on increasing the proportion of our product volume that is sold into the further processed pork and other value-added products markets because these products have higher margins than those of commodity fresh meats. We increased our revenues from processed meats as a percentage of total pork revenues from 52% in 2001 to 55% in 2002 to 59% in 2003. From fiscal 1999 to fiscal 2003, processed meats revenues have grown by 76%. We are currently the largest producer of retailed branded bacon in the United States and a major producer of spiral hams, pre-cooked bacon, hot dogs and sliced lunchmeat. In fiscal 2002, we increased our product offerings to the expanding fullycooked and prepared foods categories by acquiring RMH Foods, Inc., a provider of pre-cooked items beyond pork and enhanced our distribution into foodservice. We also acquired The Smithfield Companies, Inc. and Stadler’s Country Hams, Inc. to enhance our position as a leading marketer of well-known Genuine Smithfield Hams. In fiscal 2003, we added Italian convenience foods to our product offering by acquiring Stefano Foods, Inc. To take further advantage of our expanded product offerings, we formed the Smithfield Deli Group in February 2002. Through the Smithfield Deli

Group, we are leveraging our processed meats product lines across our operating companies to supply major retail deli customers.

•    Increase brand awareness.    We are targeting specific geographic markets, including New York, Philadelphia and Chicago, for focused marketing efforts designed to increase public awareness of the Smithfield and Smithfield Lean Generation Pork brands. These marketing efforts have allowed us to increase our penetration with several key retailers in these markets, to enhance our position as a leading fresh pork brand and to position us to capture a more significant share of the growing processed meats product categories.

•    Channel development.    We are placing increased emphasis on coordinated sales and marketing strategies directed at the deli market and foodservice channels to capture greater market share of the product sales to these two channels. We have an estimated 6% market share of the $14 billion deli market, as measured by retail prices. By coordinating our sales, marketing and product offerings in one organization, we have the opportunity to increase our penetration of this channel by leveraging the scale of our organization and the breadth of our product offerings to provide this channel with a significant proportion of its processed meats requirements. According to foodservice industry data, U.S. consumers spent approximately 49% of their food dollars in the foodservice market in 2001, and this percentage is expected to increase to 52% by 2007. In July 2003, we acquired Global Culinary Solutions, Inc. and formed the Smithfield Innovation Group to develop new products for customers in retail, club store and food service channels. Global Culinary Solutions is an integrated food product development, manufacturing and marketing company headed by Michael J. Brando, a certified master chef with over 30 years of experience in culinary arts. These efforts will allow us to improve our value proposition to foodservice providers, which we believe will increase sales to this channel.

•    Product diversification into beef.    In fiscal 2002, we made two acquisitions of U.S. beef processors, which now represent approximately 25% of our sales. As a result of the Packerland Holdings and Moyer Packing acquisitions, we are the fifth largest beef processor in the United States, processing approximately 2.0 million cattle a year, which is approximately 6% of the U.S. slaughter. With annual sales of approximately $2.2 billion in fiscal 2003, our beef segment diversifies our product portfolio, and the financial results of our beef segment lessen the impact of fresh pork and hog production market cycles on our business. Our beef segment has continued to record operating income despite operating in a challenging market environment.

•    Improve international profitability.    In fiscal 2003, sales of our international segment were approximately $1.3 billion. We believe that this segment can improve its financial performance through enhanced operational controls and process management. Since the beginning of fiscal 2003, the international segment’s operations have received significant management focus to improve results. Schneider is one of the leading meat marketers in Canada and our French operations have established themselves as a leading supplier of private label processed meats. Overall, the international segment’s operating profit improved from $18.4 million in fiscal 2001 to $24.2 million in fiscal 2002 to $38.7 million in fiscal 2003. We believe that further profitability improvements are achievable from these operations.

•  Vertical integration and premium genetics.    We believe that our vertical integration and premium genetics are competitive advantages. Today we are approximately 62% vertically integrated, processing approximately 20.9 million hogs annually and raising approximately 13.1 million hogs annually. Vertical integration provides substantial economies of scale from high volume hog production, increased control over raw material quality, consistency and food safety and operational, logistical and transportation efficiencies due to close proximity of our hog production operations to our processing facilities. As food safety becomes increasingly important to the consumer, our vertically integrated system provides traceability from conception of livestock to consumption of the pork product. We continue to leverage our exclusive U.S.

franchise rights from the National Pig Development Company, or NPD, relating to genetic lines of specialized breeding stock. These NPD sows produce some of the leanest hogs commercially available and enable us to market highly differentiated pork products. In fiscal 2003, we began marketing the hogs produced under these genetic lines using the name Smithfield Premium Genetics or SPG. Currently SPG sows comprise approximately 50% of our domestic inventory of 746,000 producing sows.

Management

The following table sets forth the name and age, position with us and business experience during the past five years of each of our executive officers. The board of directors elects executive officers to hold office until the next annual meeting of the board of directors or until their successors are elected, or until their resignation or removal.

Name and age	Position with the company	Business experience during past five years

Joseph W. Luter, III (64)	Chairman of the Board and Chief Executive Officer	Mr. Luter has served as Chairman of the Board and Chief Executive Officer since 1975. Prior to May 1995 and between June 2000 and October 2001 he also served as President.

C. Larry Pope (48)	President and Chief Operating Officer	Mr. Pope was elected President and Chief Operating Officer in October 2001. Mr. Pope served as Vice President and Chief Financial Officer from September 1999 to October 2001. Mr. Pope served as Vice President, Finance of the Company from July 1998 until September 1999 and as Vice President and Controller from August 1995 to July 1998.

Richard J. M. Poulson (64)	Executive Vice President and Senior Advisor to the Chairman	Mr. Poulson was elected Executive Vice President and Senior Advisor to the Chairman in October 2001. Mr. Poulson joined the Company as Vice President and Senior Advisor to the Chairman in July 1998. Between 1994 and 1998, he was a senior managing director of the Appian Group, a private merchant bank with offices in Washington, D.C. and Paris. Prior to 1994, Mr. Poulson was a senior corporate partner with the law firm Hogan & Hartson in Washington, D.C. and London.

Joseph W. Luter, IV (38)	Executive Vice President	Mr. Luter was elected Executive Vice President of the Company in October 2001. He served as Senior Vice President, Sales and Marketing, of Smithfield Packing from May 2000 until October 2001. Prior to May 2000, he served as Vice President for Sales and Marketing of Smithfield Packing. Mr. Luter is the son of Joseph W. Luter, III.

Daniel G. Stevens (44)	Vice President and Chief Financial Officer	Mr. Stevens was elected Vice President and Chief Financial Officer in October 2001. Mr. Stevens served as Vice President and Controller from June 2000 to October 2001 and as Corporate Controller from November 1998 to June 2000. Prior to that time, he served as International Controller for Energizer Battery Co., a subsidiary of Ralston Purina.

Name and age	Position with the company	Business experience during past five years

Jerry H. Godwin (56)	President of Murphy-Brown LLC	Mr. Godwin was elected President of Murphy-Brown in April 2001. Prior to April 2001, he was President of Murphy Farms, Inc.

Lewis R. Little (59)	President of Smithfield Packing	Mr. Little was elected President and Chief Operating Officer of the Company and President of Smithfield Packing in November 1996. Mr. Little served as President and Chief Operating Officer of the Company until June 2000.

Joseph B. Sebring (56)	President of John Morrell	Mr. Sebring has served as President of John Morrell since May 1994.

Richard V. Vesta (56)	President of Packerland Holdings	Mr. Vesta has served as President of Packerland Holdings since October 1993.

Principal shareholders

The only persons known by us to beneficially own more than five percent of our common stock as of July 11, 2003, are as follows:

	Amount and nature of beneficial ownership (number of shares) (1)						Percent of class (2)

Name and Address of Beneficial Owner	Direct		Other		Total

Joseph W. Luter, III Smithfield Foods, Inc. 200 Commerce Street Smithfield, VA 23430	5,505,876		600,950	(3)	6,106,826	(3)	5.6%

Wendell H. Murphy, certain family members and a related entity (4) P.O. Box 280 Rose Hill, NC 28458	7,047,540	(4)	9,554,833	(4)	16,602,373	(4)	15.2%

(1) Pursuant to current regulations of the SEC, securities must be listed as “beneficially owned” by a person who directly or indirectly has or shares the power to vote or the power to dispose of the securities, whether or not the person has any economic interest in the securities. In addition, a person is deemed a beneficial owner if he has the right to acquire beneficial ownership within 60 days, whether upon the exercise of a stock option or warrant, conversion of a convertible security or otherwise. Shares of common stock listed under the “Direct” column are those which are owned and held as outstanding shares and over which such person, except as noted below, has sole voting power and sole dispositive power. Shares shown under the “Other” column are those subject to other forms of deemed “beneficial ownership” pursuant to the aforesaid regulations, as described in the indicated footnotes.

(2) The Series B Share has voting and other rights substantially equivalent to 531,908 shares of our common stock. The percentages shown in this table have been calculated as if these 531,908 equivalent common shares were outstanding and part of the class of common stock. None of the persons listed in the table owns any exchangeable shares which would entitle him or her to direct the voting of the Series B Share.

(3) Includes 200,000 shares owned by the Smithfield-Luter Foundation, of which Mr. Luter is a co-trustee. In March 2002, Mr. Luter established the Smithfield-Luter Foundation, Inc. to fund educational grants to colleges and universities for need-based undergraduate scholarships for children of our employees and contributed 200,000 shares of common stock to the foundation. Also includes 950 shares held by Mr. Luter as custodian for his daughter under the Virginia Uniform Transfers to Minors Act. Also includes 400,000 shares that Mr. Luter has the right to acquire pursuant to the exercise of presently exercisable stock options.

(4) In connection with the our purchase of Murphy Farms, Inc. and certain affiliated corporations in January 2000, Wendell H. Murphy, a director, and certain family members listed below entered into a shareholders agreement with us pursuant to which the Murphy family members agreed to certain restrictions relating to, among other things, the voting and disposition of their shares of common stock. For purposes of the reporting requirements of the Securities Exchange Act of 1934, these arrangements may cause the Murphy family members to be deemed to constitute a group; however each of the Murphy family members expressly disclaims the existence of such a group. As of July 15, 2003, Wendell H. Murphy holds 864,778 shares directly and 4,116,857 shares indirectly; Harry D. Murphy holds 2,565,312 shares directly and 321,630 shares indirectly; Joyce M. Minchew holds 291,685 shares directly and 1,414,600 shares indirectly; Wendell H. Murphy, Jr. holds 938,429 shares directly and 2,312,018 shares indirectly; Wendy Murphy Crumpler holds 276,152 shares directly and 679,105 shares indirectly; Stratton K. Murphy holds 979,705 shares directly and 168,590 shares indirectly; Marc D. Murphy holds 979,705 shares directly and 168,590 shares indirectly; and Angela Brown holds 151,774 shares directly and 373,235 shares indirectly. The indirect ownership of the Murphy family members reflects their respective interests in 2,000,000 shares held in escrow in connection with our purchase of Murphy Farms. The Murphy family members are entitled to receive the shares held in escrow but they do not currently have voting power or dispositive power over such shares. The shares shown under the “Other” column also include 208 shares owned by a limited liability company, Murfam Enterprises, LLC, of which the Murphy family members are the sole members and may therefore be deemed to share voting power and dispositive power with respect to such shares. The remaining indirect ownership of each Murphy family member reflects shares held by a limited liability company wholly-owned by such member. The amounts shown in the table do not include an additional number of shares (currently estimated at 575,972) that the Murphy family members are expected to become entitled to receive from us as the result of a post-closing purchase price adjustment in connection with the purchase of Murphy Farms.

Related party transactions

In January 2000, we purchased Murphy Farms and certain affiliated corporations for 22,108,792 shares of our common stock (subject to post-closing adjustment). As a result of this transaction, the former shareholders of Murphy Farms (Wendell H. Murphy, a director, Harry D. Murphy, Joyce M. Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy and Angela Brown) became the beneficial owners in the aggregate of 24,042,792 shares of our common stock which amount includes shares of common stock previously held by Murphy Farms, and certain affiliated corporations, such shareholders and their affiliates.

In connection with the acquisition, we entered into a registration rights agreement and a shareholders agreement with the former Murphy Farms shareholders. Under the registration rights agreement, each of the former Murphy Farms and certain affiliated corporations shareholders is entitled for a period of five years to have us register public resales of shares of common stock subject to customary terms and conditions, in connection with certain registered offerings by us. We are not required under the registration rights agreement to file or maintain a “shelf registration” with respect to these shares. Under the shareholders agreement, each of the former Murphy Farms and certain affiliated corporations shareholders agreed for five years not to (i) initiate any solicitation of proxies from our shareholders or participate in any election contest or in any proposal made under Rule 14(a)-8 of the Exchange Act; (ii) oppose, or participate in any group opposing, any management proposals presented at a shareholders meeting, or vote against any such proposals; or (iii) acquire or substantially affect control of us, or seek to do so. Under such agreement, such shareholders also agreed not to sell or otherwise transfer shares of common stock aggregating 5% or more of the then outstanding common stock to any one person or group. Such shareholders further agreed not to sell or transfer within any 12 month period or make any other agreement or arrangement of transfer with respect to 10% or more of the shares of common stock issued to any such shareholder in connection with the acquisition of Murphy Farms and certain affiliated corporations.

Wendell H. Murphy, a director, holds a 35% interest in Murfam Enterprises, LLC and a 1% interest in DM Farms, LLC. Certain other former shareholders of Murphy Farms hold the remaining membership interests in Murfam Enterprises and DM Farms. Murfam Enterprises and DM Farms own certain farms that produce hogs under contract and sell feed ingredients to Murphy Farms. In fiscal 2003, we made payments totaling $328,100 to Murfam Enterprises for the production of hogs and feed ingredients and received payments totaling $298,811 from Murfam Enterprises for reimbursement of associated farm and other support costs. In fiscal 2003, we made payments of $23,176,496 to DM Farms for the production of hogs and received payments of $15,887,410 from DM Farms for reimbursement of associated farm and support costs. We believe that the terms of the foregoing arrangements were no less favorable to us than if entered into with unaffiliated parties.

In October 2001, we purchased Packerland Holdings, Inc. for 6,354,324 shares of common stock (including 684,151 shares subject to an escrow agreement). As a result of this transaction, Richard V. Vesta (a former shareholder of Packerland Holdings and, following the transaction, an executive officer of us) became the beneficial owner of 1,971,629 shares of our common stock. In connection with the acquisition, we entered into a registration rights agreement and a shareholders agreement with the former Packerland Holdings shareholders, including Mr. Vesta. Under the registration rights agreement, each of the former Packerland Holdings shareholders is entitled for a period of three years to have us register public resales of shares of common stock, subject to customary terms and conditions, in connection with certain registered offerings by us. We are not required under the registration rights agreement to file or maintain a “shelf registration” with respect to these shares. Under the shareholders agreement, each of the former Packerland Holdings shareholders agreed for three years not to (i) initiate any solicitation of proxies from our shareholders or participate in any election contest or in any proposal made under Rule 14(a)-8 of the Exchange Act; or (ii) oppose, or participate in any group opposing, any management proposals presented at a shareholders meeting, or vote against any such proposals. Under such agreement, certain former Packerland Holdings shareholders, including Mr. Vesta, also agreed not to sell or otherwise transfer (i) any shares of common stock issued to any such shareholder in connection with the acquisition of Packerland Holdings for a period of one year; and (ii) more than 50% of the shares of common stock issued to any such shareholder in connection with the acquisition of Packerland Holdings during the twelve-month period commencing on the first anniversary of our acquisition of Packerland Holdings.

In December 2001 and April 2002, we lent Mr. Vesta an aggregate of $3,703,000 to facilitate the payment of taxes arising out of his exercise of options to purchase shares of Packerland Holdings prior to our acquisition of Packerland Holdings. The loans bore interest payable annually at a rate of 7% per annum and were secured by a pledge of 656,882 shares of common stock issued to Mr. Vesta in the acquisition of Packerland Holdings. Mr. Vesta repaid his loan principal and accrued interest in the full amount of $3,849,814 on January 23, 2003.

Jerry H. Godwin, an executive officer, holds a 33% ownership interest in JCT LLC. JCT owns certain farms that produce hogs under contract with Murphy-Brown LLC, our subsidiary. In fiscal 2003, we made payments totaling $5,493,831 to JCT for the production of hogs and received payments totaling $2,520,997 from JCT for reimbursement of associated farm and other support costs. We also provide working capital advances to JCT under the terms of a $6.0 million revolving demand promissory note, bearing interest at the Wachovia Bank Prime Rate from time to time in effect. As of April 27, 2003, working capital advances totaling $5,659,307 were outstanding. The promissory note is personally guaranteed by JCT’s owners and is secured by JCT’s real estate and equipment. In addition, during fiscal 2003, we made term loans to JCT totaling $7,721,709 in the aggregate to finance the acquisition of four additional hog farms. The term loans bear interest at the Wachovia Bank Prime Rate from time to time in effect and are secured by first mortgage liens on the acquired farms. As of April 27, 2003, the aggregate outstanding balance of these term loans was $6,082,042. As of April 27, 2003, JCT also had accounts payable to us totaling $252,268. We believe that the terms of the foregoing arrangements were no less favorable to us than if entered into with unaffiliated parties.

William H. Prestage resigned as one of our directors in October 2002. While one of our directors, he was the chairman of the board, president and chief executive officer of Prestage Farms, Inc., a hog and turkey producer located in Clinton, North Carolina. We have a market-indexed multi-year purchase agreement with Prestage Farms which obligates us to purchase hogs produced by Prestage Farms in Virginia, North Carolina and South Carolina. Pursuant to the purchase agreement, we purchased $148,744,000 of live hogs from Prestage Farms in fiscal 2003. We believe that the prices paid under the purchase agreement with Prestage Farms are equivalent to market.

In May 2001, Mr. Prestage purchased a 51% interest in Prestage-Stoecker Farms, Inc., formerly known as Stoecker Farms, Inc., a hog producer located in Ames, Iowa. In June 2002, Mr. Prestage exercised his option to acquire the remaining 49% of Prestage-Stoecker Farms. Murphy Farms and Prestage-Stoecker Farms are parties to several contracts, including (i) a feeder pig purchase agreement expiring in 2010 (which may be extended to 2012 at Murphy Farms’ option) under which Prestage-Stoecker Farms purchases its requirements of feeder pigs from Murphy Farms, (ii) a service agreement (terminable by Prestage-Stoecker Farms on 60 days notice) under which Murphy Farms provides the services of certain personnel to Prestage-Stoecker Farms, and (iii) a non-exclusive feed purchase agreement. In addition, Murphy Farms holds a note from, and provides certain trade terms under the agreements to, Prestage-Stoecker Farms. The obligations of Prestage-Stoecker Farms to Murphy Farms under the note were incurred in connection with the sale of certain assets by Murphy Farms to Stoecker Farms prior to our acquisition of Murphy Farms in January 2000. Prestage-Stoecker Farms’ obligations to Murphy Farms are secured by liens on substantially all the assets of Stoecker Farms. We believe that the terms of the agreements are no less favorable to us than market. We estimate that during fiscal 2003, Prestage-Stoecker Farms made payments of approximately $187,673,000 to Murphy Farms under the agreements. Business volumes at approximately this level are expected to continue, based on equivalent hog prices, while the agreements are in effect.

The aggregate amount outstanding from Prestage-Stoecker Farms under the note and under the feeder pig purchase agreement and feed purchase agreement was approximately $60,220,906 at the end of fiscal 2003. The largest amount outstanding during the fiscal year was approximately $83,655,687. The rate of interest under the note is 8% per annum. Murphy Farms was also paid interest on certain amounts outstanding under the feed purchase agreement at 6% per annum. Under the feeder pig purchase agreement, Prestage-Stoecker Farms pays Murphy Farms for feeder pigs only after Prestage-Stoecker Farms receives payment from its customer for them. No interest is accrued during this period.

The exchange offer

General

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange up to $350,000,000 aggregate principal amount of exchange notes for a like aggregate principal amount of the senior notes. For the exchange offer to be effected the senior notes must be properly tendered on or prior to the date the exchange offer expires and the senior notes cannot have been properly withdrawn. The exchange offer is being made with respect to all of the senior notes.

As of the date of this prospectus, the aggregate principal amount of the senior notes is $350,000,000. This prospectus, together with the letter of transmittal, is first being sent on or about September 8, 2003, to all registered holders of the senior notes. Our obligation to accept senior notes for exchange is subject to certain conditions set forth under “Conditions to the exchange offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose of the exchange offer

The senior notes were issued on May 21, 2003 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the senior notes may not be reoffered, resold, or otherwise transferred unless registered under the Securities Act or any applicable securities law or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available. At the time we issued the senior notes, we entered into an exchange and registration rights agreement with the initial purchasers of the senior notes in which we agreed, under certain circumstances, to file a registration statement relating to an offer to exchange the senior notes for exchange notes. We also agreed to use our reasonable best efforts to cause such offer to be consummated within 195 days following the issuance of the outstanding notes. The form and terms of the exchange notes are the same as the form and terms of the senior notes, except that the exchange notes will have been registered under the Securities Act and will not bear legends redistricting their transfer.

Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the senior notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•    if pursuant to any law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC we are not permitted to effect the exchange offer as contemplated by the exchange and registration rights agreement;

•    if any senior notes validly tendered in the exchange offer are not exchanged for exchange notes within 195 days after the issuance of the senior notes; or

•    if the initial purchasers of the outstanding notes so requests (but only with respect to any outstanding notes not eligible to be exchanged for exchange notes in the exchange offer).

If we fail to comply with certain obligations under the exchange and registration rights agreement, we will be required to pay liquidated damages to holders of the outstanding notes.

The objective of the exchange offer is to make the exchange notes freely transferable by the holders without further registration or any prospectus delivery requirements under the Securities Act of 1933.

Each holder of outstanding notes that wishes to exchange senior notes for exchange notes in the exchange offer will be required to make the following representations:

•    any exchange notes will be acquired in the ordinary course of its business;

•    such holder has no arrangement with any person to participatein the distribution of the exchange notes; and

•    such holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of the Company or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of distribution”.

Resale of exchange notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for senior notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•    such holder is not an “affiliate” of Smithfield within the meaning of Rule 405 under the Securities Act;

•    such exchange notes are acquired in the ordinary course of business of the holder’s business; and

•    the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•    cannot rely on the position of the staff or the SEC enunciated in “Exxon Capital Holdings Corporation” or similar interpretative letters; and

•    must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale of for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the senior notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that where such senior notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of distribution” for more details regarding the transfer of exchange notes.

Terms of the exchange

Subject to the terms and conditions set forth in this prospectus and the letter of transmittal we will accept for exchange any senior notes properly tendered and not properly withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of senior notes surrendered upon the exchange offer. Senior notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the forms and terms of the senior notes except that the exchange notes:

•    will be registered under the Securities Act;

•    will not bear legends restricting their transfer; and

•    will not provide for any additional interest upon our failure to fulfill our obligation under the registration rights agreement to file, and cause to be effective, a registration statement.

The exchange notes will evidence the same debt as the senior notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the senior notes. Consequently, both series will be treated as a single class of debt securities under the indenture. For a description of the indenture, see “Description of the exchange notes” below.

The exchange offer is not conditioned upon any minimum aggregate principal amount of senior notes being tendered or accepted for exchange.

As of the date of this prospectus, $350,000,000 aggregate principal amount of the senior notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of senior notes. There will be no fixed record date for determining registered holders of senior notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the exchange and registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Senior notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the senior notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered senior notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering the exchange notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any senior notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “Conditions to the exchange offer.”

Tendering holders of the senior notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the senior notes pursuant to the exchange offer.

Interest on each exchange note issued pursuant to the exchange offer will accrue from the last interest payment date to which interest was paid on the senior notes surrendered in the exchange offer. If no interest has been paid on the senior notes from the date of original issue of the senior notes, then interest will accrue from the date of original issue of the senior notes.

Expiration date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on October 20, 2003, unless in our sole discretion, we extend it.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of senior notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•    to delay accepting for exchange any of the senior notes;

•    to extend the exchange offer or to terminate the exchange offer and to refuse to accept senior notes not previously accepted if any of the conditions set forth below under “Conditions to the exchange offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•    subject to the terms of the exchange and registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the senior notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the senior notes of such amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

How to tender

Only a holder of senior notes may tender such senior notes in the exchange offer. To tender in the exchange offer, a holder must:

•    complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date;

•    comply with the guaranteed delivery procedures described below; or

•    comply with the DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•    the exchange agent must receive the senior notes along with the letter of transmittal; or

•    the holder must comply with the guaranteed delivery procedures described below; or

•    the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such senior notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “Exchange agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of the senior notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or senior notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose senior notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its senior notes, either:

•    make appropriate arrangements to register ownership of the senior notes in such owner’s name; or

•    obtain a properly completed bond power from the registered holder of the senior notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the senior notes tendered pursuant thereto are tendered:

•    by a registered holder who has not completed the box entitled “Special Issuance

Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•    for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any senior notes listed on the senior notes, such senior notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the senior notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any senior notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the senior notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•    DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that it is tendering senior notes that are the subject of such book-entry confirmation;

•    such participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered senior notes and withdrawal of tendered senior notes. Our determination will be final and binding. We reserve the absolute right to reject any senior notes not properly tendered or any senior notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular senior notes. Interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of senior notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of senior notes neither we, the exchange agent nor any other person will incur any liability for failure to give such satisfaction. Tenders of senior notes will not be deemed made until such defects or irregularities have been cured or waived. Any senior notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for senior notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•    senior notes or a timely book-entry confirmation of such senior notes into the exchange agent’s account at DTC; and

•    a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of senior notes will represent to us that, among other things:

•    any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•    the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•    if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•    the holder is not an initial purchaser, that has, or is reasonably likely to have an unsold allotment of the senior notes from the initial issuance of the senior notes;

•    if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for senior notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•    the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-entry transfer

The exchange agent will make a request to establish an account with respect to the senior notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of senior notes by causing DTC to transfer such senior notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of senior notes who are unable to deliver confirmation of the book-entry tender of their senior notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their senior notes according to the guaranteed delivery procedures described below.

Guaranteed delivery procedures

Holders wishing to tender their senior notes but whose senior notes are not immediately available or who cannot deliver their senior notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•    the tender is made through an eligible guarantor institution;

•    prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) or a properly transmitted agent’s message and notice of guaranteed delivery:

•    setting forth the name and address of the holder, the registered number(s) of such senior notes and the principal amount of senior notes tendered;

•    stating that the tender is being made; and

•    guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal, or a facsimile of the letter of transmittal, together with the senior notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•    the exchange agent receives such properly completed and executed letter of transmittal, or a facsimile of the letter of transmittal, as well as all tendered senior notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their senior notes according to the guaranteed delivery procedures set forth above.

Withdrawal Rights

Except as otherwise provided in this prospectus, holders of senior notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•    the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at one of the addresses set forth below under “Exchange agent;” or

•    holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•    specify the name of the person who tendered the senior notes to be withdrawn;

•    identify the senior notes to be withdrawn (including the principal amount of such senior notes); and

•    where certificates for senior notes have been transmitted, specify the name in which such senior notes were registered, if different from that of the withdrawing holder.

If certificates for senior notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•    the serial numbers of the particular certificates to be withdrawn; and

•    a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless such holder is an eligible guarantor institution.

If senior notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn senior notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any senior notes so withdrawn not to have been validity tendered for purposes of the exchange offer. Any senior notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of senior notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such senior notes will be credited to an account maintained with DTC for senior notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn senior notes may be retendered by following one of the procedures described under “How to tender” above at any time on or prior to the expiration date.

Conditions to the exchange offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any senior notes, and we may terminate the exchange offer as provided in this prospectus before accepting any senior notes for exchange if in our reasonable judgment:

•    the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•    the exchange offer, or the making of any exchange by a holder of senior notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•    any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the senior notes of any holder that has not made to us:

•    the representations described under “Purpose of the exchange offer,” “How to tender” and “Plan of distribution” and

•    such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, it may delay acceptance of any senior notes by giving oral or written notice of such extension to their holders. During any such extensions, all senior notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any senior notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any senior notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non- acceptance or termination to the holders of the senior notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any senior notes tendered, and will not issue exchange notes in exchange for any such senior notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange agent

SunTrust Bank has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Facsimile:	By Registered or Certified Mail:	By Hand/Overnight Delivery:

(404) 588-7335	SunTrust Bank	SunTrust Bank
	Corporate Trust Depart. (mc008)	Corporate Trust Depart. (mc008)
	25 Park Place, 24th/ Floor	25 Park Place, 24th/ Floor
	Atlanta, Georgia 30303-2900	Atlanta, Georgia 30303-2900
	Attention: Jack Ellerin	Attention: Jack Ellerin

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately [$300,000]. They include:

•    SEC registration fees;

•    fees and expenses of the exchange agent and trustee;

•    accounting and legal fees and printing costs; and

•    related fees and expenses.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of senior notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes (whether imposed on the registered holder or any other person) if:

•    certificates representing senior notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the senior notes tendered;

•    tendered senior notes are registered in the name of any person other than the person signing the letter of transmittal; or

•    a transfer tax is imposed for any reason other than the exchange of senior notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Consequences of failure to exchange

Holders of senior notes who do not exchange their senior notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the senior notes:

•    as set forth in the legend printed on the senior notes as a consequence of the issuance of the senior notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•    otherwise set forth in the offering memorandum distributed in connection with the private offering of the senior notes.

In general, you may not offer or sell the senior notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the senior notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•    cannot rely on the applicable interpretations of the SEC; and

•    must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting treatment

We will record the exchange notes at the same carrying value as the senior notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes.

Solicitation of tenders

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If such information or representations are given or made they should not be relied upon as though authorized by us. Neither the delivery of this prospectus nor any exchange made based on this prospectus will create any implication that there has been no change in our affairs since the dates of the information provided by this prospectus. The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of senior notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of senior notes in such jurisdiction. In any jurisdiction which the securities laws or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers and they are licensed under the laws of such jurisdiction.

Federal income tax consequences

The exchange of the senior notes for the exchange notes in the exchange offer should not constitute an exchange for federal income tax purposes. Consequently, (i) no gain or loss should be realized by a U.S. Holder upon receipt of the exchange notes; (ii) the holding period of the exchange notes should include the holding period of the senior notes exchanged therefor; and (iii) the adjusted tax basis of the exchange notes should be the same as the adjusted tax basis of the senior notes exchanged therefor immediately before the exchange. Even if the exchange of senior notes for the exchange notes were treated as an exchange, however, such an exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, the exchange notes should have the same issue price as the senior notes and a U.S. Holder should have the same adjusted basis and holding period in the exchange note as it had in the senior notes immediately before the exchange.

As used in this prospectus, the term “U.S. Holder” means a person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Holders of senior notes who are not U.S. Holders are urged to consult their own advisors regarding the tax consequences to them of an exchange of senior notes for exchange notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered senior notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any senior notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered senior notes.

Description of exchange notes

General

The Exchange Notes will be issued under the indenture, dated as of May 21, 2003, between SunTrust Bank, the trustee and us. A copy of the indenture is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available upon request at our address set forth under the heading “Incorporation of certain documents by reference.” This is the same indenture under which the senior notes were issued. SunTrust Bank also serves as the trustee under the indentures relating to our 2001 Senior Notes and 1998 Notes.

The following description is only a summary of the provisions of the Indenture. This summary is qualified in its entirety by reference to all the provisions of the Indenture, including the definitions of certain terms therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939. Upon the issuance of the exchange notes, or the effectiveness of a shelf registration statement relating to the senior notes, the indenture will be subject to and governed by the Trust Indenture Act.

You will find the definitions of capitalized terms used in this description at the end of this section under the heading “Certain definitions.” For purposes of this description, references to the “Company,” “we,” “our” and “us” refer to Smithfield Foods, Inc. and not to its subsidiaries. References to “Notes” refers to both the senior notes and the exchange notes.

Principal of, premium, if any, and interest on the Exchange Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the office of the Trustee, located at 88 Pine Street, 19th Floor, New York, NY 10005), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the registered holders of the Notes as such address appears in the Note Register. We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depositary Trust Company or its nominee in immediately available funds to The Depositary Trust Company or its nominee, as the case may be, as the registered holder of such global note.

The Notes will be our general unsecured, senior obligations, ranking equally in right of payment to any of our future senior indebtedness.

The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The exchange notes are new securities and there is currently no established market for the exchange notes. The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. The exchange notes are expected to be eligible for trading in the PORTAL market. We do not intend to apply for a listing of the exchange notes on any securities exchange or an automated dealer quotation system.

Terms of the notes

The Notes will initially be limited to $350,000,000 aggregate principal amount, and will mature on May 15, 2013. The indenture permits us to issue an unlimited amount of notes, subject to compliance with the terms of the covenants described under “—Certain covenants—Limitation on indebtedness.”

Each Note will bear interest at a rate per annum shown on the front cover of this prospectus from the date of issuance, or from the most recent date to which interest has been paid or provided for, payable semiannually on May 15 and November 15 of each year, commencing November 15, 2003 to Holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date.

No sinking fund or redemption

The Notes will not be redeemable at our option and will not be entitled to the benefit of any sinking fund.

Ranking

The Notes will be our general unsecured obligations that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. In the event of our bankruptcy, liquidation, reorganization or other winding up or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Revolving Credit Facility, the Senior Secured Notes or other Secured Indebtedness, our assets that secure Secured Indebtedness will be available to pay obligations on the Notes only after all Indebtedness under such Revolving Credit Facility, the Senior Secured Notes and other Secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding. The Notes are not guaranteed by our subsidiaries. As a result, the Notes are structurally junior to the obligations and liabilities of our subsidiaries.

As of April 27, 2003, the aggregate principal amount of indebtedness, including our capital lease obligations, was approximately $1,733.0 million, of which $435.7 million was senior secured indebtedness. As of April 27, 2003, the aggregate principal amount of indebtedness of our subsidiaries was approximately $245.7 million, excluding capital lease obligations and guarantees of the Revolving Credit Facility and the Senior Secured Notes.

Change of control

Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder will have the right to require us to repurchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(i) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the fair market value of our assets on a consolidated basis, in one transaction or a series of related transactions, to any other Person or Persons or one or more of our Restricted Subsidiaries;

(ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire within one year), directly or indirectly, of more than 50% of our Voting Stock (or its successor by merger, consolidation or purchase of all or substantially all of its assets);

(iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(iv) the adoption of a plan relating to our liquidation or dissolution.

In the event that at the time of such Change of Control the terms of any Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then the Indenture requires that prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, we shall either (i) repay in full all Indebtedness or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing such Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph. We will first comply with the covenant in the preceding sentence before we will be required to make the Change of Control Offer or to purchase the Notes pursuant to the provisions described herein; provided that such compliance will not extend the time periods set forth in the Indenture for us to make an offer to repurchase the Notes in connection with a Change of Control.

Within 30 days following any Change of Control, we must mail a notice (the “Change of Control Offer”) to each Holder with a copy to the Trustee stating that: (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase that Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); (4) that any Note not tendered will continue to accrue interest pursuant to its terms; (5) that, unless we default in the payment of the purchase price, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date; and (6) the instructions determined by us, consistent with this covenant, that a Holder must follow in order to have its Notes purchased or to cancel such order of purchase. On or before the Change of Control Payment Date, we must: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by us. The Paying Agent shall promptly mail, to the Holders of Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of the “Change of Control” covenant of the Indenture, the Trustee shall act as Paying Agent.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connectionwith the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our Indenture obligations under this paragraph by virtue thereof.

The Change of Control purchase feature is a result of negotiations between us and the Initial Purchasers. We have no present plans to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit ratings.

If we are unable to repay all of our indebtedness that would prohibit repurchase of the Notes or are unable to obtain the consents of the holders of our indebtedness, if any, outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes, then we will have breached the “Change of control” covenant of the Indenture. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to us by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by us to repurchase Notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements.

The occurrence of a Change of Control would constitute a default under the Revolving Credit Facility. In addition, certain events that may constitute a Change of Control under the Revolving Credit Facility and cause a default thereunder may not constitute a Change of Control under the Indenture. Furthermore, we are required upon the occurrence of certain change of control events (including but not limited to, certain events which would constitute a Change of Control) to make an offer to repurchase the 2001 Senior Notes, the 1998 Notes and the Senior Secured Notes. Our future Indebtedness and that of our Subsidiaries may contain prohibitions on events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes, the 2001 Senior Notes, the 1998 Notes or the Senior Secured Notes could cause a default under agreements evidencing such Indebtedness, even if the Change of Control itself does not, due to the financial effect to us of such repurchase. Finally, our ability to pay cash to the Holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases of either of the Notes or of any indebtedness outstanding that would prohibit such a Note repurchase.

The definition of “Change of Control” (see clause (i) of such definition) includes a disposition of all or substantially all of our property and assets and our Subsidiaries. With respect to the disposition of property or assets, the phrase “all or substantially all” as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law and is subject to judicial interpretation.

Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether we would be required to make an offer to repurchase the Notes as described above.

None of the provisions of the Indenture relating to a purchase of the Notes upon a Change of Control is waivable by our Board of Directors. Without the consent of each Noteholder affected thereby, after the mailing of the notice of a Change of Control Offer, no amendment of the Indenture may, directly or indirectly, affect the our obligation to consummate a Change of Control Offer or waive any default in the performance thereof or modify any of the provisions of the definitions with respect to any such offer.

Certain covenants

The Indenture contains covenants including, among others, the following:

Limitation on indebtedness.    (a) We will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that we and our Restricted Subsidiaries may Incur Indebtedness if on the date of the Incurrence of such Indebtedness the Consolidated Coverage Ratio would be equal to or greater than 2.00:1.00.

(b) Notwithstanding the foregoing paragraph (a), we and our Restricted Subsidiaries, as set forth below, may Incur the following Indebtedness:

(i) (A) Indebtedness of ours Incurred pursuant to the Revolving Credit Facility and (B) the Incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is nonrecourse to us or any Subsidiary of our (except for Standard Securitization Undertakings) in an aggregate principal amount for Indebtedness Incurred under clauses (A) and (B) and outstanding at any one time, not to exceed the greater of (x) $900.0 million, less the aggregate amount of all repayments of principal actually made under the Revolving Credit Facility since the Issue Date with Net Available Cash from Asset Dispositions pursuant to clause (a)(iii)(A) of the covenant described under “—Limitation on sales of assets” and (y) the Borrowing Base;

(ii) the incurrence of Indebtedness represented by the Notes;

(iii) Indebtedness (A) of ours to any Wholly Owned Subsidiary and (B) of any Restricted Subsidiary to us or any other Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any other subsequent transfer of any such Indebtedness (except to us or a Wholly Owned Subsidiary) will be deemed, in each case, an Incurrence of Indebtedness by us or such Restricted Subsidiary, as the case may be;

(iv) any Indebtedness (other than the Indebtedness described in clauses (i) or (iii) above) outstanding on the Issue Date, including the 2001 Senior Notes, the 1998 Notes and the Senior Secured Notes then in existence and the Guarantees related thereto, and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iv) or paragraph (a);

(v) Indebtedness represented by the Subsidiary Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i) above;

(vi) Indebtedness in respect of performance, surety or appeal bonds provided in the ordinary course of business;

(vii) Indebtedness under Hedging Obligations; provided, however, that such Hedging Obligations are entered into for bona fide hedging purposes in the ordinary course of business;

(viii) Indebtedness (in addition to Indebtedness described in clauses (i), (iii) and (iv)) of ours or any Restricted Subsidiary attributable to Capitalized Lease Obligations, or Incurred to finance the acquisition, construction or improvement of fixed or capital assets, or constituting Attributable Debt in respect of Sale/Leaseback Transactions, in an aggregate principal amount at any time outstanding, since the Issue Date, not in excess of $50.0 million;

(ix) Indebtedness of a Restricted Subsidiary issued and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by us (other than Indebtedness Incurred (A) as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us or (B) otherwise in connection with, or in contemplation of, such acquisition) and any Refinancing Indebtedness with respect thereto; provided, however, that on the date of any such acquisition of a Restricted Subsidiary, we shall have been able to Incur at least an additional $1.00 of Indebtedness under paragraph (a) above after giving effect to such acquisition; and

(x) Indebtedness (in addition to Indebtedness described in clauses (i)-(ix)) in a principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (x) since the Issue Date and then outstanding, will not in the aggregate exceed $50.0 million.

(c) Notwithstanding the foregoing, we will not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness unless such Indebtedness (i) will be subordinated to the Notes to at least the same extent as such Subordinated Indebtedness and (ii) will not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded.

(d) No Subsidiary Guarantor will incur any indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Indebtedness of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Indebtedness.

(e) We will not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Indebtedness; provided, however, if any such Indebtedness ceases to be Non-Recourse Indebtedness, such event shall be deemed to constitute an Incurrence of Indebtedness by us or a Restricted Subsidiary.

(f) For purposes of determining compliance with this “Limitation on indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of

Indebtedness described in the above clauses, we, in our sole discretion, shall classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses. All Indebtedness outstanding on the Issue Date under the Revolving Credit Facility shall be deemed initially Incurred on the Issue Date under clause (i) of the second paragraph of this covenant.

(g) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that we may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments.    (a) We Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of our or its Capital Stock, as applicable, (including any payment in connection with any merger or consolidation involving the Company) except (x) dividends or distributions payable solely in our or its Capital Stock, as applicable, (other than Disqualified Stock) and (y) dividends or distributions payable to us or any of our Subsidiaries (and, if such Subsidiary is not directly or indirectly owned 100% by us, to our other stockholders on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of us or any Restricted Subsidiary held by Persons other than us or any of our Subsidiaries, (iii) purchase, repurchase, redeem, prepay interest, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness or Guarantor Subordinated Indebtedness (other than the purchase, repurchase or other acquisition of Subordinated Indebtedness or Guarantor Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (iv) make any Restricted Investment in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment referred to in clauses (i) through (iv) being herein referred to as a “Restricted Payment”) if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) we could not Incur at least an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on indebtedness”; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by our Board of Directors, whose determination shall be conclusive and evidenced by a resolution of our Board of Directors) declared or made subsequent to the Issue Date would exceed the sum of:

(A) $100.0 million;

(B) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) commencing on the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment as to which financial results are available (but in no event ending more than 135 days prior to the date of such Restricted Payment) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(C) the aggregate Net Cash Proceeds received by us from the issuance or sale of our Capital Stock (other than Disqualified Stock) or other cash capital contributions subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of ours and other than an issuance or sale to an employee stock ownership plan or other trust established by us or any of our Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which we or any Restricted Subsidiary is the lender or is liable as guarantor or otherwise);

(D) the fair market value (as determined in good faith by our Board of Directors) of shares of our Qualified Stock issued to acquire Additional Assets from a third party;

(E) the sum of (i) the amount by which our Indebtedness is reduced on our balance sheet upon the conversion or exchange (other than by a Subsidiary of ours) subsequent to the Issue Date, of any Indebtedness of the Company or our Restricted Subsidiaries convertible or exchangeable for our Capital Stock (other than Disqualified Stock) (less the amount of any cash or other property (other than Capital Stock) distributed by us upon such conversion or exchange) and (ii) the aggregate Net Cash Proceeds received by us (less any contingent amounts that we may be required to refund or return) upon the conversion or exchange (other than by a Subsidiary of ours) subsequent to the Issue Date of any Indebtedness of the Company or our Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock);

(F) the amount equal to the net reduction in Investments since the Issue Date in Unrestricted Subsidiaries resulting from (i) repayments of loans or advances or other transfers of assets to us or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by us or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was treated as a Restricted Payment (and, with respect to clauses (i) and (ii), without duplication of any amounts included in Consolidated Net Income); and

(G) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the net proceeds of such sale, liquidation or repayment and (y) the net book value of such Restricted Investment.

(b) So long as there is no Default or Event of Default continuing, the provisions of the foregoing paragraph (a) will not prohibit:

(i) any purchase, defeasance or redemption of our Capital Stock or Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, our Capital Stock other than Disqualified Stock and other than Capital Stock issued or sold to one of our

Subsidiaries or an employee stock ownership plan or other trust established by us or any of our Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness by such plan or trust and for which we or any Restricted Subsidiary is the lender or is liable as a guarantor or otherwise); provided, however, that (A) such purchase, defeasance or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale of Capital Stock shall be excluded in calculations under clause (3)(B) of paragraph (a);

(ii) any purchase, defeasance or redemption of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, our Subordinated Indebtedness that is Refinancing Indebtedness; provided, however, that (A) such Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so purchased or redeemed and (B) such purchase, defeasance or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments;

(iii) the repurchase, redemption or other acquisition or retirement for value of our Subordinated Indebtedness of the Company or Guarantor Subordinated Indebtedness of any of our Restricted Subsidiaries pursuant to a “change of control” or “asset sale” covenant set forth in the indenture pursuant to which the same is issued and such “change of control” and “asset sale” covenants are substantially identical in all material respects to the comparable provisions included in the Indenture; provided that such repurchase, redemption or other acquisition or retirement for value shall only be permitted if all of the terms and conditions in such provisions have been complied with and such repurchases, redemptions or other acquisitions or retirements for value are made in accordance with such indenture pursuant to which the same is issued and provided further that we have repurchased all Notes required to be repurchased by us pursuant to the terms and conditions described under the caption “Change of control” or “Certain covenants—Limitation on asset sales,” as the case may be, prior to the repurchase, redemption or other acquisition or retirement for value of such Subordinated Indebtedness or Guarantor Subordinated Indebtedness pursuant to the “change of control” or “asset sale” covenant included in such indenture; provided that such repurchase, redemption or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments;

(iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with paragraph (a); provided, however, that such dividend shall be included in subsequent calculations of the amount of Restricted Payments;

(v) any repurchase of an Equity Interest deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; or

(vi) Permitted Employee Payments in an aggregate amount not in excess of $5.0 million since the Issue Date; provided, however, that such payments shall be included in the calculation of Restricted Payments.

Limitation on sale/leaseback transactions.    We will not, and will not permit any of our Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

(1) we or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of our Board of Directors) of the property subject to such transaction;

(2) we or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on indebtedness”;

(3) we or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction without securing the Notes by the covenant described under “—Limitation on liens”; and

(4) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “—Limitation on sales of assets” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on restrictions on distributions from restricted subsidiaries.    We will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on our Capital Stock or pay any Indebtedness or other obligations owed to us or any other Restricted Subsidiary, (ii) make any loans or advances to the Company or any other Restricted Subsidiary or (iii) transfer any of its property or assets to us or any other Restricted Subsidiary, except:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including pursuant to the Indenture, the Revolving Credit Facility and the Senior Secured Notes then in existence;

(2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by us (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us) and outstanding on such date;

(3) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the Holders of the Notes taken as a whole than the original encumbrances and restrictions contained in such agreements;

(4) in the case of clause (iii) above, any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements and (D) ordinary course provisions restricting the assignability of contracts;

(5) any restriction with respect to us or a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of us or such Restricted Subsidiary pending the closing of such sale or disposition;

(6) restrictions created in connection with a Qualified Receivables Transaction that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity; and

(7) any restriction by operation of applicable law.

Limitation on sales of assets.    (a) We will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) we or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition (as determined in good faith by our management, or if such Asset Disposition involves consideration in excess of $20.0 million, by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee), (ii) at least 75% of the consideration thereof received by us or such Restricted Subsidiary is in the form of cash and/or Cash Equivalents (except such requirement of cash and/or Cash Equivalents shall not apply to any property, plant, equipment or other facility closed and designated as unused, idle or obsolete by either Senior Management or by resolution of the Board of Directors, and in either case set forth in an Officers’ Certificate delivered to the Trustee) and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by us (or such Restricted Subsidiary, as the case may be) as follows:

(A) first, to the extent we or such Restricted Subsidiary elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Indebtedness (other than Disqualified Stock or Subordinated Indebtedness) (and to correspondingly reduce commitments with respect thereto) within 365 days after the date of such Asset Disposition; (B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent we or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary) within 365 days from the date of such Asset Disposition; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to purchase Notes and Pari Passu Indebtedness (including, without limitation, the 2001 Senior Notes) with similar asset sale provisions, pro rata at 100% of the tendered principal amount thereof (or 100% of the accreted value of such other Pari Passu Indebtedness so tendered, if such Pari Passu Indebtedness was offered at a discount) plus accrued and unpaid interest, if any, thereon to the purchase date and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any corporate purpose; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, we or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this covenant, we and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not yet applied in accordance with this covenant exceeds $10.0 million.

For the purposes of this covenant, the following are deemed to be cash: (x) the assumption of Indebtedness of the Company (other than Disqualified Stock or our Subordinated Indebtedness) or any Restricted Subsidiary and the release of us or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by us or any Restricted Subsidiary from the transferee that are converted within 30 days by us or such Restricted Subsidiary into cash. Upon the completion of the application of the Net Available Cash from any Asset Disposition pursuant to this paragraph (a) above, the amount of Net Available Cash attributable to such Asset Disposition shall be deemed to be zero.

(b)  In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C), we will be required to apply such Excess Proceeds (as defined below) to the repayment of the Notes and any other Pari Passu Indebtedness (including, without limitation, the 2001 Senior Notes) outstanding with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from any Asset Disposition as follows: (A) we will make an offer to purchase (an “Offer”) within ten days of such time from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the “Note Amount”) equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness and (B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness, we will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a “Pari Passu Offer”) in an amount equal to the excess of the Excess Proceeds over the Note Amount at a purchase price of 100% of their principal amount plus accrued and unpaid interest (or 100% of the accreted value of such Pari Passu Indebtedness, if such Pari Passu Indebtedness was offered at a discount) to the purchase date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture with respect to the Offer and in the documentation governing such Pari Passu Indebtedness with respect to the Pari Passu Offer. If the aggregate purchase price of the Notes tendered pursuant to the Offer and Pari Passu Offer is less than the Excess Proceeds, the remaining Excess Proceeds will be available to us for use in accordance with clause (a)(iii)(D) above. We shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(iii)(A) and (a)(iii)(B) above) (“Excess Proceeds”) is less than $10.0 million (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c)  We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph (c) by virtue thereof.

Limitation on transactions with affiliates.    (a) We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of transactions (including the purchase, sale, lease or exchange of any property or assets or the rendering of any service or the making of any Investment) with any Affiliate of the Company (an ”Affiliate Transaction”) on terms (i) that are less favorable to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s length dealings with a Person who is not an Affiliate and (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, are not in writing and have not been approved or negotiated and entered into on behalf of us or such Restricted Subsidiary by Senior Management acting pursuant to authorizing resolutions adopted by a majority of the members of the Board of Directors or by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in (i) above). In addition, any Affiliate Transaction involving aggregate payments or other transfers by us and our Restricted Subsidiaries in excess of $20.0 million will also require an opinion from an independent investment banking firm or appraiser, as appropriate, of national prominence, to the effect that the terms of such transaction are either (i) no less favorable to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s length dealings with a Person who is not an Affiliate or (ii) fair to us or such Restricted Subsidiary, as the case may be, from a financial point of view.

(b)  The provisions of the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment or Permitted Investment permitted to be paid pursuant to the covenant described under “—Limitation on restricted payments,” (ii) the performance of our or our Restricted Subsidiary’s obligations under any collective bargaining agreement, employee benefit plan, related trust agreement or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business, (iii) payment of reasonable fees and compensation to employees, officers or directors as determined in good faith by our Board of Directors or Senior Management (including indemnification to the fullest extent permitted by applicable law, directors’ and officers’ insurance and similar arrangements, employment contracts, noncompetition and confidentiality agreements and similar instruments or payments) entered into in the ordinary course of business, (iv) maintenance in the ordinary course of business of reasonable benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, SERPs, split-dollar life insurance plans, deferred compensation plans, and retirement or savings plans and similar plans as determined in good faith by our Board of Directors or Senior Management, (v) any transaction between us and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (vi) transactions effected as part of a Qualified Receivables Transaction, (vii) any issuance by us of Capital Stock (other than Disqualified Stock) or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans to the extent reasonable, as determined in good faith by our Board of Directors in the ordinary course of business, and loans or advances to employees in the ordinary course of business of us or our Restricted Subsidiaries consistent with past practices, (viii) transactions with customers, suppliers, or purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to us or our Restricted Subsidiaries or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated third party, in the reasonable determination of our Board of Directors or our Senior Management, and (ix) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect).

Limitation on the sale or issuance of capital stock of restricted subsidiaries.    We (i) will not, and will not permit any Restricted Subsidiary to, transfer, convey, lease, sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary to any Person (other than to us or a Wholly

Owned Subsidiary), and (ii) will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock (other than directors’ qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary); provided, however, that (i) we are permitted to sell all the Capital Stock of a Restricted Subsidiary as long as we are in compliance with the terms of the covenant described under “—Limitation on sales of assets” and (ii) we are permitted to sell less than all of the Capital Stock of a Restricted Subsidiary if (A) immediately after giving effect to such sale such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such sale would have been permitted to be made under “—Limitation on restricted payments” covenant if made on the date of such issuance or sale and (B) we are in compliance with the terms of the covenant described under “—Limitation on sales of assets.”

Limitation on liens.    We will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness on any asset or property of us or such Restricted Subsidiary, including any Guarantee of such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured (or senior to, in the event the Lien relates to Subordinated Indebtedness) or until such time as such obligations are no longer secured by a Lien.

The Indenture will provide that no Subsidiary Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness of such Subsidiary Guarantor on any asset or property of such Subsidiary Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Subsidiary Guarantee of such Subsidiary Guarantor is equally and ratably secured with the obligations so secured (or senior to, in the event the Lien relates to Guarantor Subordinated Indebtedness) or until such time as such obligations are no longer secured by a Lien.

Notwithstanding the foregoing, Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity incurred in connection with a Qualified Receivables Transaction will not require such equal and ratable security.

SEC reports.    Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we will file (if then permitted to do so) with the Securities and Exchange Commission and provide (whether or not so filed with the Securities and Exchange Commission) the Trustee and Noteholders and prospective Noteholders (upon request) within 15 days of the date of filing with the Securities and Exchange Commission or, if not filed, on the date that such reports would be required to be filed with the Securities and Exchange Commission if we were a reporting company, with the annual reports and the information, documents and other reports, which are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934; provided, however, that we shall provide one copy of the exhibits of the foregoing to the Trustee and shall (upon request) provide additional copies of such exhibits to any Noteholder or prospective Noteholder. We will also comply with the other provisions of TIA §314(a).

Future subsidiary guarantors.    (a) The Indenture will provide that we will not permit any Restricted Subsidiary to Guarantee the payment of any Indebtedness of or any Indebtedness of any other Restricted Subsidiary unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary (a “Subsidiary Guarantee”) except that with respect to a guarantee of our

Indebtedness if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such Guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Subsidiary Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that (A) such Subsidiary Guarantee has been duly executed and authorized and (B) such Subsidiary Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not become applicable to any Guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became our Restricted Subsidiary and (B) was not incurred in connection with, or in contemplation of, such Person becoming our Restricted Subsidiary or (y) that Guarantees the payment of obligations of us or any Restricted Subsidiary under the Revolving Credit Facility or the Senior Secured Notes or Indebtedness with similar terms (other than interest rates and maturity), provisions and covenants as the Senior Secured Notes and such Indebtedness is secured by a Lien Incurred exclusively under clause (18) of the definition of Permitted Liens and the principal amount of such Indebtedness in the aggregate does not exceed 15% of Total Assets and any refunding, refinancing or replacement thereof, in whole or in part; provided that such Indebtedness incurred under this clause (y) and any refunding, refinancing or replacement (1) does not constitute Subordinated Indebtedness or (2) is not incurred pursuant to a registered offering of securities under the Securities Act of 1933 or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act of 1933, which private placement provides for registration rights under the Securities Act of 1933 (any guarantee excluded by operations of this clause (2) being an “Excluded Guarantee”).

(b)  Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not our Affiliate, of all of our Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), (ii) the release or discharge of the guarantee which resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such guarantee or (iii) such Restricted Subsidiary is designated our Unrestricted Subsidiary in accordance with the terms of the Indenture by our Board of Directors.

Limitation on lines of business.    We will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Effectiveness of covenants

The covenants described under “—Limitation on indebtedness,” “—Limitation on restricted payments,” “—Limitation on restrictions on distributions from restricted subsidiaries,” ”—Limitation on sales of assets,” “—Limitation on transactions with affiliates,” “—Limitation on the sale or issuance of capital stock of restricted subsidiaries,” “—SEC reports,” “—Future subsidiary guarantors” and “—Limitation on lines of business” (the “Suspended Covenants”) will no longer be in effect upon our reaching Investment Grade Status.

Merger and consolidation

We will not, in a single transaction or series of related transactions, consolidate with or merge with or into, or convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any Person nor permit any Person to merge with or into us, unless: (i) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all our obligations under the Notes and the Indenture; (ii) immediately before and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on indebtedness”; (iv) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (i) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes; and (v) we will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more of our Subsidiaries, the Capital Stock of which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

Subject to paragraph (b) of “—Future subsidiary guarantors,” each Subsidiary Guarantor will not, in a single transaction or series of related transactions, consolidate with or merge with or into, or convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any Person nor permit any Person to merge with or into such Subsidiary Guarantor, unless, (i) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Guarantor (if not the Subsidiary Guarantor) will expressly assume in writing all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee; (ii) immediately before and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, we would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on indebtedness”; (iv) each other Subsidiary Guarantor shall have delivered a written instrument in form and substance satisfactory to the Trustee confirming its Subsidiary Guarantee; and (v) we will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such assumption of the

Subsidiary Guarantee, if applicable, comply with the Indenture. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of such Subsidiary Guarantor, the Capital Stock of which constitutes all or substantially of all of the properties and assets of such Subsidiary Guarantor, shall be deemed to be the transfer of all or substantially all of the properties and assets of such Subsidiary Guarantor.

The Successor Company will succeed to, and be substituted for, and may exercise our every right and power under the Indenture, but the predecessor company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes. Solely for the purpose of computing amounts described in clause 3(A) of “—Limitation on restricted payments,” the Successor Company shall only be deemed to have succeeded and be substituted for us with respect to periods subsequent to the effective time of such merger, consolidation, combination or transfer of assets.

Notwithstanding the foregoing clauses (ii) and (iii) of the first paragraph of this covenant, (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of our properties and assets and (2) we may merge with an Affiliate incorporated exclusively for the purpose of our reincorporating in another jurisdiction to realize tax or other benefits.

Defaults

An Event of Default is defined in the Indenture as (i) a default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon required repurchase, upon declaration or otherwise, (ii) a default in any payment of interest on any Note when due, continued for 30 days, (iii) the failure by us or any Subsidiary Guarantor to comply with its obligations under the covenant described under “—Merger and consolidation” above, (iv) the failure by us to comply for 30 days after notice with any of our obligations under the covenants described under “—Change of control” or “—Certain covenants” above (in each case, other than a failure to purchase Notes), (v) a default by us in the performance of or our breach of any other covenant or agreement in the Indenture or under the Notes and such default continues for a period of 60 consecutive days after receipt by us of notice of such default or breach, (vi) the failure by any Subsidiary Guarantor that is a Significant Subsidiary (if any) to comply with its obligations under any Subsidiary Guarantee to which such Subsidiary Guarantor is a party, after any applicable grace period, (vii) the failure by us or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof if the total amount of such Indebtedness unpaid or accelerated exceeds $25.0 million or its foreign currency equivalent (the “cross acceleration provision”), (viii) certain events of bankruptcy, insolvency or reorganization, whether voluntary or involuntary, of us or a Significant Subsidiary (the “bankruptcy provisions”), (ix) the rendering of any judgment or decree for the payment of money in excess of $25.0 million or its foreign currency equivalent in the aggregate for all such final judgments or orders against us or a Significant Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged within ten days or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment or decree and is not discharged, waived, stayed or bonded (the “judgment default provision”), or (x) the failure of any Subsidiary Guarantee by a Subsidiary Guarantor (if any) which is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof) or the denial or disaffirmation by any such Subsidiary Guarantor of its obligations under any Subsidiary Guarantee if such Default continues for 30 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify us of the Default and we do not cure such Default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of us or a Significant Subsidiary) occurs and is continuing, the Trustee by notice to us, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice to us and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. In the event of a declaration of acceleration because an Event of Default set forth in clause (vii) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (vii) shall be remedied or cured by us and/or the relevant Significant Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of us or a Significant Subsidiary occurs and is continuing, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Defeasance

We may, at our option and at any time, elect to have our obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) our obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, we may, at its option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.

We may exercise our Legal Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option. If we exercise our Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our Covenant Defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v), (vi), (vii), (viii) (with respect to Significant Subsidiaries), (ix) or (x) under “Events of default” above or because of our failure to comply with clause (iii) or (iv) under “Merger and consolidation” above.

In order to exercise either Legal Defeasance or Covenant Defeasance, (i) we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound; (vi) we shall have delivered to the Trustee an opinion of counsel to the effect that (A) the Notes and (B) assuming no intervening bankruptcy of us between the date of deposit and the 91st day following the deposit and that no Holder of the Notes is our insider, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and (vii) certain other customary conditions precedent are satisfied.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default (other than with respect to nonpayment) or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the principal amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon repurchase or change the time at which any Note may be repurchased under ”Change of control” and “Limitations on sales of assets,” (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes, (vii) release any Subsidiary Guarantor (if any) from any of its obligations under its Subsidiary Guarantee or the Indenture, except in compliance with the terms thereof, or (viii) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions. Without the consent of any Holder, us and Trustee may amend the Indenture to (i) cure any ambiguity, omission, defect or inconsistency, (ii) to provide for the assumption by a successor corporation of our obligations under the Indenture, (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), (iv) to add Guarantees with respect to the Notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accordance with the applicable provision of the Indenture, (v) to secure the Notes, (vi) to add to our covenants for the benefit of the Noteholders or to surrender any right or power conferred upon us and (vii) to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the TIA. The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to Noteholders a notice briefly describing such amendment.

However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

No personal liability of incorporators, shareholders, officers, directors, or employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of us in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of us or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. Such waiver and release are not intended to affect the rights of Holders under the federal securities laws.

Concerning the trustee

SunTrust Bank is to be the trustee under the Indenture and has been appointed by us as Registrar and Paying Agent with regard to the Notes. SunTrust Bank also serves as the trustee under the indenture relating to our 2001 Senior Notes, and 1998 Notes. An affiliate of SunTrust was an initial purchaser of the senior notes. We and certain of our affiliates maintain deposit accounts and banking relationships with SunTrust Bank. Affiliates of SunTrust Bank have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee is to use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Governing law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“1998 Notes” means our 7 5/8% Senior Subordinated Notes due 2008.

“2001 Senior Notes” means our 8% Senior Notes due 2009.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of our Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming our Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means (i) any property or assets (other than Indebtedness and Capital Stock) to be used by us or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by us or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is or will thereupon become a Restricted Subsidiary; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person, (ii) any Person who is a director or officer (a) of such Person, (b) of any Subsidiary of such Person or (c) of any Person described in clause (i) above and (iii) any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of us or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to clauses (i) and (ii). For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding the foregoing, no Person (other than us or any of our Subsidiaries) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be our Affiliate or any of our Subsidiaries solely by reason of such Investment.

“Asset Disposition” means any sale, lease, transfer or other issuance or disposition (or series of related sales, leases, transfers, issuance or dispositions that are part of a common plan) of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by us or any of our Restricted Subsidiaries (including any disposition by means of a sale and leaseback, merger, consolidation or similar transaction, but excluding any disposition by means of any pledge of assets or stock by us or any of our Subsidiaries otherwise permitted under the Indenture, and any transaction or series of related transactions from which us or any of our Subsidiaries receives an aggregate consideration of less than $500,000) other than (i) a disposition by a Restricted Subsidiary to us or by us or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of assets held for resale in the ordinary course of business, (iii) the sale of Temporary Cash Investments in the ordinary course of business, (iv) the sale or other disposition of damaged, worn, unneeded or obsolete equipment in the ordinary course of business, (v) for purposes of the covenant described under ”—Limitation on sales of assets” only, a disposition subject to the covenant described under ”—Limitation on restricted payments,” (vi) the sale of other assets so long as the fair market value of the assets disposed of pursuant to this clause (vi) does not exceed $2.0 million in the aggregate in any fiscal year and $10.0 million in the aggregate prior to May 15, 2013, (vii) any disposition of assets pursuant to and in accordance with the provisions described under “Merger and consolidation” and/or “Change of control”, (viii) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute Additional Assets or an Investment in a Permitted Joint Venture that in each case complies with the “—Limitation on restricted payments” covenant and (ix) sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations in accordance with FAS 13) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board with respect to the relevant matter.

“Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication, of (i) 75% of the net book value of our and our Restricted Subsidiaries’ accounts receivable at such date and (ii) 75% of the net book value of our and our Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be that reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City or Atlanta, Georgia.

“Capital Stock” of any Person means (i) with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person but in each case excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP,

and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million and the commercial paper of the holding company of which is rated at least ”A-1” or the equivalent thereof by S&P or “P-1” or the equivalent thereof by Moody’s, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated “A-1” or the equivalent thereof by S&P or “P-1” or the equivalent thereof by Moody’s and in each case maturing within one year after the date of acquisition thereof, (v) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(iv) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of EBITDA of us and our Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which our consolidated financial statements are available to (ii) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such four consecutive fiscal quarters; provided, however, that:

(1) if we or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

(2) if since the beginning of such period we or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of us or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to us and our continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

(3) if since the beginning of such period we or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any Investment in a Restricted Subsidiary or any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act of 1933) as if such Investment or acquisition occurred on the first day of such period and without regard to clause (ii) of the definition of Consolidated Net Income, and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into us or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by us or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of us. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months).

“Consolidated Interest Expense” means, for any period, the total consolidated cash and non-cash interest expense (excluding capitalized interest) of us and our Restricted Subsidiaries, determined in accordance with GAAP, plus, to the extent incurred by us and our Restricted Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and imputed interest with respect to Attributable Debt, (ii) amortization of debt discount and debt issuance cost (other than those debt discounts and debt issuance costs incurred with respect to the 2001 Senior Notes, the 1998 Notes and on the Issue Date), (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing, (vi) interest actually paid by us or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (or minus net gains associated with Hedging Obligations), (viii) the product of (A) Preferred Stock dividends in respect of all Preferred Stock of Restricted Subsidiaries and Disqualified Stock of us held by Persons other than us or a Wholly Owned Subsidiary multiplied by (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of us, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than us) in connection with Indebtedness Incurred by such plan or trust. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by us and our Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, without duplication, the consolidated net income (loss) of us and our Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clauses (iii) through (vi) below, our equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to us or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) our equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income,

(ii) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly, or indirectly, to us, except that (A) subject to the limitations contained in clauses (iii) through (vi) below, our equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to us or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) our in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income,

(iii) any gain or loss realized upon the sale or other disposition of any asset of us or our Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person, provided that this clause (iii) shall not be applicable with respect to calculating the amount of Consolidated Net Income in clause (a)(3)(B) of “Limitation on restricted payments,”

(iv) any extraordinary gain or loss,

(v) the cumulative effect of a change in accounting principles, and

(vi) for purposes of clause (a)(3)(A) of “Limitation on restricted payments,” amounts otherwise included in Consolidated Net Income that have the effect of reducing the aggregate amount of Investments under clause (viii) of the definition of Permitted Investments.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to 123 days after the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the ”asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “—Limitation on sales of assets” and “Change of control” covenants contained in the Indenture and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to the “—Limitation on sales of assets” and “Change of control” covenants.

“EBITDA” means, for any period, the Consolidated Net Income for such period, plus, without duplication and to the extent deducted in calculating such Consolidated Net Income, (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization of intangibles and impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles,” and (v) other non-cash charges or non-cash losses (other than non-cash charges to the extent they represent an accrual of or reserve for cash charges in any future period or amortization of a prepaid expense that was paid in a prior period), less, without duplication, non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period); provided, that if any Restricted Subsidiary is not directly or indirectly owned 100% by us, EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the EBITDA attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding common Equity Interests of such Restricted Subsidiary not owned directly or indirectly by us on the last day of such period by us divided by (2) the total number of shares of outstanding common Equity Interests of such Restricted Subsidiary on the last day of such period.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other nonfinancial obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or such other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Indebtedness” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered in the Note Register.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money,

(ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i), (ii) and (v)) entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit),

(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in final service or taking final delivery and title thereto or the completion of such services,

(v) all Capitalized Lease Obligations and Attributable Debt of such Person,

(vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock or, with respect to any of our Subsidiaries, any Preferred Stock (but excluding, in each case, any accrued dividends),

(vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons,

(viii) all Indebtedness of other Persons to the extent Guaranteed by such Person, and

(ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of us or our Restricted Subsidiaries) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Limitation on restricted payments,” (i) “Investment” shall include the portion (proportionate to our equity interest in such Subsidiary) of the fair market value of the net assets of any of our Subsidiaries at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, we shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) our “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith either by the Board of Directors or Senior Management.

“Investment Grade Status,” with respect to us, shall occur when the Notes receive a rating of “BBB-” or higher from S&P and a rating of “Baa3” or higher from Moody’s.

“Issue Date” means May 21, 2003.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof, any option or other agreement to sell, or any filing of, or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including fees and expenses of counsel, accountants and investment bankers), and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by us or any Restricted Subsidiary after such Asset Disposition and (v) any portion of the purchase price from an Asset Disposition placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Disposition), provided, however, that upon the termination of such escrow, Net Available Cash shall be increased by any portion of funds therein released to us or any Restricted Subsidiary.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” means Indebtedness (i) as to which neither us nor any of our Restricted Subsidiaries (A) provides credit support pursuant to any undertaking, agreement or instrument that would constitute Indebtedness or (B) is directly or indirectly liable and (ii) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of us or any of our Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Note Register” means the register of Notes, maintained by the Trustee, pursuant to the Indenture.

“Notes” means the senior notes offered hereby.

“Officer” means any one of our Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, Vice President, Treasurer, Secretary or Controller.

“Officers’ Certificate” means a certificate signed by two or more Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to us or the Trustee.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes.

“Permitted Employee Payments” means Restricted Payments by us or any Restricted Subsidiary in respect of (i) the repurchase of Capital Stock by us or any Restricted Subsidiary from an employee of us or any Restricted Subsidiary or their assigns, estates or heirs upon the death, retirement or termination of such employee or (ii) loans or advances to employees of us or any of our Subsidiaries made in the ordinary course of business.

“Permitted Holders” means Joseph W. Luter, III or any Person the majority of the equity interests of which is beneficially owned by Joseph W. Luter, III.

“Permitted Investment” means an Investment by us or any Restricted Subsidiary in (i) a Restricted Subsidiary, us or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, us or a Restricted Subsidiary; provided, however, that the primary business of such Person is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to us or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as we or any such Restricted Subsidiary deems reasonable under the circumstances; (v) securities received as consideration in Asset Dispositions made in compliance with the covenant described under ”—Limitation on sales of assets” with the exception of securities received as consideration for Asset Dispositions of any property, plant, equipment or other facility closed and designated in accordance with clause (a) (ii) of the “—Limitation on sales of assets” covenant; (vi) Investments in existence on the Issue Date (but not in excess of the amount of such Investments in existence on the Issue Date without giving effect to increases or decreases attributable to accounting for the net income of such Investments or subsequent changes in value); (vii) any Investment by us or a Wholly Owned Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note or an Equity Interest; and (viii) additional Investments in a Related Business since the Issue Date having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (viii) since the Issue Date that are at that time outstanding, not to exceed 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means, with respect to any Person:

(1) Liens securing our Indebtedness and other obligations under the Revolving Credit Facility and related Interest Rate Agreements and liens on assets of Restricted Subsidiaries securing Guarantees of our Indebtedness and other obligations under the Revolving Credit Facility permitted to be incurred under the Indenture in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $900.0 million and (y) the Borrowing Base;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6)  encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)  Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8)  leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of us or any of our Restricted Subsidiaries;

(9)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)  Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, assets or property acquired or constructed in the ordinary course of business, provided that:

(a)  the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b)  such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of us or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11)  Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a)  such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b)  such deposit account is not intended by us or any Restricted Subsidiary to provide collateral to the depository institution;

(12)  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by us and its Restricted Subsidiaries in the ordinary course of business;

(13)  Liens existing on the Issue Date (excluding Liens permitted under clause (1));

(14)  Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by us or any Restricted Subsidiary;

(15)  Liens on property at the time we or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into us or any Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by us or any Restricted Subsidiary;

(16)  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to us or a Wholly Owned Subsidiary (other than a Receivables Entity);

(17)  Liens securing the Notes and Subsidiary Guarantees;

(18)  Liens securing Indebtedness incurred after the Issue Date and any Refinancing Indebtedness relating thereto (excluding any Liens securing any other Indebtedness Incurred after the Issue Date permitted under other clauses hereof) in an aggregate principal amount at any one time outstanding not to exceed 15% of Total Assets;

(19)  Liens securing Refinancing Indebtedness (other than Liens Incurred under clauses (1) and (18) above) incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder; and

(20)  Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case incurred in connection with a Qualified Receivables Transaction.

“Permitted Joint Venture” means any Person in which we or a Restricted Subsidiary owns, directly or indirectly, an ownership interest (other than a Subsidiary) and whose primary business is related, ancillary or complementary to any of the businesses of us and our Restricted Subsidiaries at the time of determination.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from us or any of our Subsidiaries in connection with a Qualified Receivables Transaction to a Receivables Entity, which note shall be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by us or any of our Subsidiaries pursuant to which we or any of our Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by us or any of our Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of us or any of our Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Qualified Stock” means any Capital Stock that is not Disqualified Stock.

“Receivables Entity” means a Wholly Owned Subsidiary of us (or another Person in which we or any of our Subsidiaries makes an Investment and to which we or any of our Subsidiaries transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable and which is designated by our Board of Directors (as provided below) as a Receivables Entity, (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by us or any of our Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates us or any of our Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of us or any of our Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither we nor any of our Subsidiaries has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to us or such Subsidiary than those that might be obtained at the time from Persons that are not our Affiliates, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither we nor any of our Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by our Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of our Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Recourse Indebtedness” means Indebtedness that is not Non-Recourse Indebtedness.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including our Indebtedness that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted by the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary (except that a Subsidiary Guarantor shall not refinance Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor)) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus fees, underwriting discounts, premiums, unpaid accrued interest and other costs and expenses incurred in connection with such Refinancing Indebtedness and (iv) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of us or a Restricted Subsidiary that refinances Indebtedness of us or (y) Indebtedness of us or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business which is the same as or related, complementary or ancillary to any of the businesses of us and our Restricted Subsidiaries on the Issue Date.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any of our Subsidiaries other than an Unrestricted Subsidiary.

“Revolving Credit Facility” means the Multi-Year Credit Agreement dated as of December 6, 2001, among Smithfield Foods, Inc., the subsidiary guarantors party thereto, the Lenders party thereto, and JPMorgan Chase Bank, as Administrative Agent, as amended on June 6, 2002, November 13, 2002, and April 4, 2003 and as it may be amended, supplemented or modified from time to time and any renewal, increase, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original administrative agent and lenders or another administrative agent or agents or one or more other lenders and whether provided under the original Revolving Credit Facility or one or more other credit or other agreements or indentures). The Multi-Year Credit Argument dated as of December 6, 2001 replaced the Second Amended and Restated Multi-Year Credit Agreement dated as of December 3, 1999 among Smithfield Foods, Inc., the Subsidiary Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank, as Administrative Agent.

“Sale/Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired by us or a Restricted Subsidiary whereby we or such Restricted Subsidiary transfers such property to a Person and we or such Restricted Subsidiary leases it from such Person, other than leases between us and a Wholly Owned Subsidiary or between us and Wholly Owned Subsidiaries.

“Secured Indebtedness” means any our Indebtedness secured by a Lien.

“Senior Management” means with respect to us or any of our Subsidiaries, as the case may be, any one of the Chairman of the Board, the Chief Executive Officer, the President and the Chief Operating Officer or any combination of the foregoing.

“Senior Secured Notes” means collectively, the 8.41% Series B Senior Secured Notes Due August 1, 2006, the 8.34% Series C Senior Secured Notes Due August 1, 2003, the 9.80% Series D Senior Secured Notes Due August 1, 2003, the 10.75% Series E Senior Secured Notes Due August 1, 2005, the 8.52% Series F Senior Secured Notes Due August 1, 2006, the 9.85% Series G Senior Secured Notes Due November 1, 2006 and the 8.41% Series H Senior Secured Notes Due August 1, 2004, each issued pursuant to the Amended and Restated Note Purchase Agreement, dated as of October 31, 1999, among the Company and each of the several purchasers named therein, as the same may be amended, supplemented or otherwise modified from time to time, the 7.89% Series I Senior Secured Notes due October 1, 2009, the Variable Rate Series J Senior Secured Notes due October 1, 2009, the 8.44% Series K Senior Secured Notes due October 1, 2009, the LIBOR Rate Series L Senior Secured Notes due October 1, 2009, each issued pursuant to the Amended and Restated Note Purchase Agreement, dated as of October 27, 1999, among us and each of the several purchasers named therein, as the same may be amended, supplemented or otherwise modified from time to time, the 8.25% Series M Senior Secured Notes due March 2, 2006 issued pursuant to the Note Purchase Agreement, dated as of June 2, 2000, among us and each of the several purchasers named therein, as the same may be amended, supplemented or otherwise modified (but not increased) from time to time, and the Reset Rate Series O 5/10 Year Senior Secured Notes and the Adjustable Rate Series P 5/10 Year Senior Secured Notes due July 31, 2011, each issued pursuant to the Note Purchase Agreement, dated as of March 1, 2001, among us and each of the secured purchasers named therein, as the same may be amended, supplemented or otherwise modified (but not increased) from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that is our “Significant Subsidiary” within the meaning of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

“S&P” means Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by us or any of our Subsidiaries which are reasonably customary in an accounts receivable transaction.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer, unless such contingency has occurred).

“Subordinated Indebtedness” means any of our Indebtedness (whether outstanding on the Issue Date thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement including in all respects, the 1998 Notes.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership or joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any Guarantee of the Notes that may from time to time be executed and delivered by a Restricted Subsidiary pursuant to the covenant described under “Certain covenants—Future subsidiary guarantors.”

“Subsidiary Guarantor” means any Subsidiary that has issued a Subsidiary Guarantee.

“Successor Company” shall have the meaning assigned thereto in clause (i) under “Merger and consolidation.”

“Temporary Cash Investments” means any of the following: (i) any Investment in direct obligations (x) of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof or (y) of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated ”A” by S&P or “A-1” by Moody’s, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of us) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P, (v) Investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s and (vi) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any short-term successor rule) of the Securities and Exchange Commission, under the Investment Company Act of 1940, as amended.

“TIA” or “Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb), as in effect from time to time.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the recent balance sheet of such Person.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means (i) any of our Subsidiaries that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any of our Restricted Subsidiaries (including any newly acquired or newly formed Subsidiary of us) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary (except a Restricted Subsidiary which upon such designation becomes an Unrestricted Subsidiary in accordance with the Indenture); provided that (i) such designation would be permitted under the “Limitation on restricted payments” covenant described above, (ii) no portion of the Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary (A) is Guaranteed by us or any Restricted Subsidiary, (B) is Recourse Indebtedness or (C) subjects any property or asset of us or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, and (iii) no default or event of default with respect to any Indebtedness of such Subsidiary would permit any holder of any Indebtedness of us or any Restricted Subsidiary to declare such Indebtedness of us or any Restricted Subsidiary due and payable prior to its maturity. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) we could Incur $1.00 of additional Indebtedness under paragraph (a) of ”—Limitation on indebtedness” and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

“Wholly Owned Subsidiary” means a Restricted Subsidiary 80% or more of the Capital Stock of which (other than directors’ qualifying shares) is owned directly or indirectly by us.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for senior notes where such senior notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 20, 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the senior notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the senior notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the exchange notes offered hereby will be passed upon for us by McGuireWoods LLP, Richmond, Virginia, a limited liability partnership. As of July 11, 2003, partners of McGuireWoods LLP own less than 1% of the shares of our common stock.

Independent public accountants

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended April 27, 2003, as set forth in their report, which is included in and incorporated by reference in this prospectus. Our financial statements are included in and incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Our financial statements for the fiscal year ended April 29, 2001, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended April 27, 2003, have been audited by Arthur Andersen LLP, independent accountants as stated in their report with respect thereto. We have been unable to obtain, after reasonable efforts, Andersen’s written consent to include its report on the financial statements in this registration statement of which this prospectus forms a part. Under these circumstances, Rule 437a under the 1933 Act permits us to use this registration statement of which this prospectus forms a part without a written consent from Andersen. The absence of such written consent from Andersen may limit a shareholder’s ability to assert claims against Andersen under Section 11(a) of the Securities Act of 1933, as amended, for any untrue statement of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein.

SMITHFIELD FOODS, INC.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. (a Virginia corporation) and subsidiaries as of April 27, 2003 and April 28, 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Smithfield Foods, Inc. and subsidiaries for the year ended April 29, 2001 were audited by other auditors who ceased operations and whose report dated June 5, 2001, expressed an unqualified opinion on those statements before the revisions described in Note 16 to conform those financial statements to the 2003 presentation.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smithfield Foods, Inc. and subsidiaries as of April 27, 2003 and April 28, 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, effective, April 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

As discussed above, the consolidated financial statements of Smithfield Foods, Inc. for the year ended April 29, 2001, were audited by other auditors who have ceased operations. As described in Note 16, these financial statements have been adjusted to reflect a two-for-one stock split, a reclassification of depreciation expense into cost of goods sold and selling, general and administrative expenses, and a change in the composition of reportable segments. We audited the adjustments described in Note 16 that were applied to revise the 2001 financial statements to reflect the two-for-one stock split and the reclassification of depreciation expense. Our procedures included (a) agreeing the adjustments to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the revised amounts based on those records. We also audited the adjustments described in Note 16 that were applied to revise the 2001 financial statements or that were applied to revise the disclosures for reportable segments. Our procedures included (a) agreeing the adjusted amounts of segment revenues, operating income and assets to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

ERNST & YOUNG LLP

Richmond, Virginia

June 3, 2003

PREDECESSOR AUDITOR (ARTHUR ANDERSEN LLP) OPINION

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. (See also Report of Independent Auditors and Note 16.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. (a Virginia corporation) and subsidiaries as of April 29, 2001, and April 30, 2000, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the three years in the period ended April 29, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smithfield Foods, Inc. and subsidiaries as of April 29, 2001, and April 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Richmond, Virginia
June 5, 2001

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years
	2003	2002	2001
	(in millions, except per share data)
Sales	$7,904.5	$7,356.1	$5,899.9
Cost of sales	7,203.4	6,393.0	5,069.6

Gross profit	701.1	963.1	830.3

Selling, general and administrative expenses	567.9	558.0	463.0
Interest expense	94.0	94.3	89.0
Gain on sale of IBP, inc. common stock (Note 11)	—	(7.0)	(79.0)

Income before income taxes	39.2	317.8	357.3
Income taxes	12.9	120.9	133.8

Net income	$26.3	$196.9	$223.5

Net income per basic common share	$.24	$1.82	$2.06

Net income per diluted common share	$.24	$1.78	$2.03

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Fiscal Years Ended
	April 27, 2003	April 28, 2002
	(in millions, except share data)
ASSETS

Current assets:
Cash and cash equivalents	$66.0	$71.1
Accounts receivable less allowances of $11.4 and $9.0	463.3	516.7
Inventories	1,064.7	860.5
Prepaid expenses and other current assets	56.5	72.1

Total current assets	1,650.5	1,520.4

Property, plant and equipment:
Land	132.5	105.7
Buildings and improvements	963.4	869.1
Machinery and equipment	1,194.4	1,075.6
Breeding stock	103.4	95.9
Construction in progress	57.9	60.7

	2,451.6	2,207.0
Less accumulated depreciation	(820.1)	(658.9)

Net property, plant and equipment	1,631.5	1,548.1

Other assets:
Goodwill	503.8	448.3
Investments in partnerships	114.6	119.7
Other	310.2	236.2

Total other assets	928.6	804.2

	$4,210.6	$3,872.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Notes payable	$18.9	$24.0
Current portion of long-term debt and capital lease obligations	115.0	68.9
Accounts payable	384.7	355.8
Accrued expenses and other current liabilities	298.9	273.2

Total current liabilities	817.5	721.9

Long-term debt and capital lease obligations	1,599.1	1,387.1

Other noncurrent liabilities:
Deferred income taxes	205.4	271.3
Pension and postretirement benefits	230.6	74.2
Other	46.0	37.3

Total other noncurrent liabilities	482.0	382.8

Minority interests	12.8	18.1

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $1.00 par value, 1,000,000 authorized shares	—	—
Common stock, $.50 par value, 200,000,000 authorized shares; 109,460,931 and 110,284,112 issued and outstanding	54.7	55.1
Additional paid-in capital	475.5	490.1
Retained earnings	862.0	835.7
Accumulated other comprehensive loss	(93.0)	(18.1)

Total shareholders’ equity	1,299.2	1,362.8

	$4,210.6	$3,872.7

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years
	2003	2002	2001
	(in millions)
Operating activities:
Net income	$26.3	$196.9	$223.5
Depreciation and amortization	172.7	148.1	140.1
Deferred income taxes	(16.1)	5.8	(7.2)
Gain on sale of IBP, inc. common stock	—	(7.0)	(79.0)
Gain on sale of property, plant and equipment	(2.0)	(1.3)	(2.7)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	68.5	(24.2)	(4.6)
Inventories	(178.1)	(53.8)	(51.2)
Prepaid expenses and other current assets	(7.3)	43.9	29.8
Other assets	(61.7)	(6.3)	(14.3)
Accounts payable, accrued expenses and other liabilities	80.5	(3.5)	(16.1)

Net cash provided by operating activities	82.8	298.6	218.3

Investing activities:
Capital expenditures	(180.3)	(171.0)	(144.1)
Business acquisitions, net of cash acquired	(110.4)	(167.0)	(29.7)
Proceeds from sale of IBP, inc. common stock	—	58.6	224.5
Investments in IBP, inc. common stock	—	—	(147.4)
Investments in partnerships and other assets	(9.2)	(13.3)	(2.0)
Proceeds from sale of property, plant and equipment	11.1	15.4	38.9

Net cash used in investing activities	(288.8)	(277.3)	(59.8)

Financing activities:
Net borrowings (repayments) on notes payable	0.3	(40.4)	(39.7)
Proceeds from issuance of long-term debt	11.0	408.9	31.0
Net borrowings (repayments) on long-term credit facility	301.0	(148.0)	12.0
Principal payments on long-term debt and capital lease obligations	(89.4)	(146.8)	(86.3)
Repurchase and retirement of common stock	(24.6)	(85.7)	(77.8)
Exercise of common stock options	1.2	4.3	8.4

Net cash provided by (used in) financing activities	199.5	(7.7)	(152.4)

Net (decrease) increase in cash and cash equivalents	(6.5)	13.6	6.1
Effect of currency exchange rates on cash	1.4	1.0	0.5
Cash and cash equivalents at beginning of year	71.1	56.5	49.9

Cash and cash equivalents at end of year	$66.0	$71.1	$56.5

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	$98.5	$95.3	$104.4
Income taxes paid	11.5	123.8	126.2

Noncash investing and financing activities:
Common stock issued for acquisitions	$—	$202.7	$—
Common stock repurchases not settled	—	(7.9)	—

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Fiscal Years
	2003	2002	2001
	(in millions)
Common stock—Shares:
Balance, beginning of year	110.3	105.0	109.4
Common stock issued	0.1	9.6	—
Exercise of stock options	0.1	0.3	0.9
Repurchase and retirement of common stock	(1.0)	(4.6)	(5.3)

Balance, end of year	109.5	110.3	105.0

Common stock—Par value:
Balance, beginning of year	$55.1	$52.5	$54.7
Common stock issued	—	4.7	—
Exercise of stock options	0.1	0.2	0.4
Repurchase and retirement of common stock	(0.5)	(2.3)	(2.6)

Balance, end of year	54.7	55.1	52.5

Additional paid-in capital:
Balance, beginning of year	490.1	379.4	446.6
Common stock issued	0.3	197.9	—
Exercise of stock options	1.1	4.1	8.0
Stock option expense	0.2	—	—
Repurchase and retirement of common stock	(16.2)	(91.3)	(75.2)

Balance, end of year	475.5	490.1	379.4

Retained earnings:
Balance, beginning of year	835.7	638.8	415.3
Net income (a)	26.3	196.9	223.5

Balance, end of year	862.0	835.7	638.8

Accumulated other comprehensive (loss) income:
Balance, beginning of year (b)	(18.1)	(17.6)	(13.7)
Unrealized (loss) gain on securities, net of tax of $0.0, $(3.3) and $(28.1)	(0.1)	5.2	45.9
Minimum pension liability, net of tax of $61.5, $0.6 and $0.9	(96.9)	(0.9)	(1.4)
Hedge accounting, net of tax of $(2.3)	3.6	—	—
Transition adjustment for hedge accounting, net of tax of $8.0	—	(12.7)	—
Foreign currency translation	16.7	0.2	(3.2)
Reclassification adjustments:
Hedge accounting	0.8	11.9	—
Securities	1.0	(4.2)	(45.2)

Balance, end of year (c)	(93.0)	(18.1)	(17.6)

Total shareholders’ equity	$1,299.2	$1,362.8	$1,053.1

Total comprehensive (loss) income (a–b+c)	$(48.6)	$196.4	$219.6

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Millions, except per share data)

Note 1:    Summary of Significant Accounting Policies

Nature of Business

Smithfield Foods, Inc. and subsidiaries (the Company) is comprised of four segments: Pork, Beef, International and the Hog Production Group (HPG). The Pork segment consists primarily of seven wholly or majority owned United States (U.S.) fresh pork and processed meats subsidiaries. The Beef segment is comprised of primarily two U.S. beef processing subsidiaries and the International segment consists primarily of four meat processing subsidiaries. The HPG consists primarily of hog production operations located in the U.S. and Poland. The Pork, International and the HPG segments have certain joint ventures and other investments in addition to their primary operations.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company after elimination of all material intercompany balances and transactions. Investments in partnerships are recorded using the equity method of accounting.

Management uses estimates and assumptions in the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company’s fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest April 30. Fiscal 2003, 2002 and 2001 were all 52 weeks.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash equivalents approximates market value. As of April 27, 2003 and April 28, 2002, cash and cash equivalents include $1.1 and $20.7, respectively, in short-term marketable securities.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market. Cost includes raw materials, labor and manufacturing and production overhead. Inventories consist of the following:

	April 27, 2003	April 28, 2002
Fresh and processed meats	$442.1	$383.9
Hogs on farms	414.2	349.2
Cattle	85.2	25.2
Manufacturing supplies	55.6	51.9
Other	67.6	50.3

	$1,064.7	$860.5

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods from 20 to 40 years. Machinery and equipment is depreciated over periods from five to 20 years. Breeding stock is

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

depreciated over two and one-half years. Assets held under capital leases are classified as property, plant and equipment and amortized over the lease terms. Lease amortization is included in depreciation expense. Depreciation expense is reported in the consolidated statement of income as either cost of sales or selling, general and administrative expenses. Depreciation expense totaled $165.2, $139.9 and $124.8 in fiscal 2003, 2002 and 2001, respectively. Repairs and maintenance charges are expensed as incurred. Repair and maintenance expenses totaled $211.1, $206.1 and $178.9 in fiscal 2003, 2002 and 2001, respectively. Improvements that materially extend the life of the asset are capitalized. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.

Interest on capital projects is capitalized during the construction period. Total interest capitalized was $2.5, $1.8 and $2.8 in fiscal 2003, 2002 and 2001, respectively.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (SFAS 141) and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142).

SFAS 141 requires any business combinations to be accounted for using the purchase method. Additionally, SFAS 141 further clarifies the criteria for recognizing identifiable intangible assets separate from goodwill. The Company has applied SFAS 141 to all business combinations in fiscal 2003 and 2002 (Note 2).

SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. This statement requires that acquired goodwill and other indefinite-life intangible assets are no longer periodically amortized into income, but are subject to an annual impairment measurement. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In accordance with SFAS 142, amortization of acquired goodwill and other indefinite-life intangible assets was discontinued after fiscal 2001. The Company allocates goodwill to its reporting units and performs an annual assessment for potential impairment. Management believes there is no significant exposure to a loss from impairment of acquired goodwill and other intangible assets as of April 27, 2003. Had SFAS 142 been effective in fiscal 2001, net income and net income per diluted share would have increased $8.8, or $.08 per diluted share, to $232.3, or $2.11 per diluted share.

Deferred debt issuance costs are amortized over the terms of the related loan agreements.

Investments in Partnerships

The Company uses the equity method of accounting for its investments in joint ventures and other entities in which it has more than 20%, but not more than 50%, voting interest. The table below summarizes the Company’s various partnership investments as of April 27, 2003 and April 28, 2002.

	April 27, 2003	April 28, 2002
Carolina Turkeys	$37.3	$28.0
Agroindustrial del Noroeste (Agroindustrial)	20.9	28.0
Granjas Carroll de Mexico (Granjas)	19.1	19.4
Other	37.3	44.3

	$114.6	$119.7

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Financial Instruments and Hedging Activities

On April 30, 2001, the first day of fiscal 2002, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133). In accordance with SFAS 133, all derivatives are reflected at their fair value and are recorded in current assets and current liabilities in the consolidated balance sheets as of April 27, 2003 and April 28, 2002. Derivative instruments consist primarily of exchange-traded futures contracts.

The accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and the appropriate documentation maintained. Hedging relationships are established pursuant to the Company’s risk management policies and are initially and regularly evaluated to determine whether they are expected to be, and have been, highly effective hedges. If a derivative ceases to be a highly effective hedge, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized in earnings each period. Changes in the fair value of derivatives not designated in a hedging relationship are recognized in earnings each period.

For derivatives designated as a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedges), the changes in the fair value of the derivative as well as changes in the fair value of the hedged item attributable to the hedged risk are recognized each period in earnings. If a firm commitment designated as the hedged item in a fair value hedge is terminated or otherwise no longer qualifies as the hedged item, any asset or liability previously recorded as part of the hedged item is recognized currently in earnings.

For derivatives designated as a hedge of a forecasted transaction or of the variability of cash flows related to a recognized asset or liability (cash flow hedges), the effective portion of the change in fair value of the derivative is reported in other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative are recognized currently in earnings. Gains or losses deferred in accumulated other comprehensive income (loss) associated with terminated derivatives and derivatives that cease to be highly effective hedges remain in accumulated other comprehensive income (loss) until the hedged item affects earnings. Forecasted transactions designated as the hedged item in a cash flow hedge are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted transaction is no longer probable of occurring, any gain or loss deferred in accumulated other comprehensive income (loss) is recognized in earnings currently.

On April 30, 2001, upon adoption of SFAS 133, the Company recorded a $12.7 after-tax loss as a cumulative effect of an accounting change resulting in an increase in other comprehensive loss (net of income tax benefits of $8.0) to recognize the fair value of all derivative financial instruments. All of the transition adjustment recorded in other comprehensive loss at April 30, 2001 was reclassified into earnings during fiscal 2002.

With the adoption of SFAS 133, the accounting for certain aspects of derivative instruments and hedging activities was different in periods prior to its adoption. Prior to fiscal 2002, when the Company entered into derivative commodity instruments (primarily futures contracts) unrealized and realized gains and losses on those hedge contracts were deferred and recognized in income in the same manner as the hedged item. No unrealized gains or losses were reported in other comprehensive income (loss). Prior to fiscal 2002, the Company did not have any significant activity with interest rate or foreign currency derivatives.

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Self-Insurance Programs

The Company is self-insured for certain levels of general and vehicle liability, property, workers’ compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

Foreign Currency Translation

For the Company’s foreign operations, the local currency is the functional currency. Assets and liabilities are translated into U.S. dollars at the period ending exchange rate. Statement of income amounts are translated to U.S. dollars using average exchange rates during the period. Translation gains and losses are reported as a component of other comprehensive income (loss) in shareholders’ equity. Gains and losses from foreign currency transactions are included in current earnings.

Revenue Recognition

The Company recognizes revenues from product sales upon delivery to customers. Revenue is recorded at the invoice price for each product net of estimated returns and sales incentives provided to customers. Sales incentives include various rebate and promotional programs with the Company’s customers, primarily rebates based on achievement of specified volume or growth in volume levels.

Advertising Costs

Advertising costs are expensed as incurred, except for certain production costs, which are expensed upon the first airing of the advertisement. Advertising costs for fiscal years 2003, 2002 and 2001 were $49.0, $58.0 and $48.4, respectively.

Shipping and Handling Costs

Shipping and handling costs are reported as a component of cost of sales in the Company’s consolidated statement of income.

Net Income Per Share

The Company presents dual computations of net income per share (Note 13). The basic computation is based on weighted average common shares outstanding during the period. The diluted computation reflects the potentially dilutive effect of common stock equivalents, such as stock options, during the period. On September 14, 2001, a two-for-one stock split of the Company’s common stock was effected in the form of a stock dividend. Accordingly, all historical share and per share amounts have been restated to reflect the stock split.

Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or the normal operation of long-lived assets, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and can be reasonably estimated. SFAS 143 will be effective for the Company in the first quarter of fiscal 2004. Based on the initial analysis, the Company does not expect the application of SFAS 143 to have a material impact on the Company’s consolidated financial statements.

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 expands consolidated financial statements to include certain variable interest entities (VIEs). VIEs are to be consolidated by the company which is considered to be the primary beneficiary of that entity, even if the company does not have majority control. FIN 46 is immediately effective for VIEs created after January 31, 2003 and is effective for the Company in the second quarter of fiscal 2004 for VIEs created prior to February 1, 2003. The Company is evaluating unconsolidated entities in which the Company has significant contractual, ownership, or other pecuniary interests to determine if they are VIEs. Based on the Company’s preliminary analysis, the Company does not expect the application of FIN 46 to have a material impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to fiscal 2003 presentations, including the items in Note 16.

Note 2:    Acquisitions

In January of fiscal 2003, Schneider Corporation (Schneider) increased its investment in Saskatchewan-based Mitchell’s Gourmet Foods (Mitchell’s) from 54% to 79%. The balance of the purchase price in excess of the fair value of assets acquired and liabilities assumed at the date of acquisition was recorded as goodwill totaling $3.2.

In November of fiscal 2003, the Company acquired Vall, Inc. (Vall) for $60.7 in cash plus assumed liabilities. Vall, a hog production company with operations in Oklahoma and Texas, produces 350,000 market hogs annually. Had the acquisition of Vall occurred at the beginning of fiscal 2002, there would have been no material effect on sales for fiscal 2003. Net income and net income per diluted share would have been $23.1 and $.21 for fiscal 2003 (unaudited). There would have been no material effect on sales, net income and net income per diluted share for fiscal 2002.

In June of fiscal 2003, the Company acquired an 80% interest in Stefano Foods, Inc. (Stefano’s) for $35.8 in cash plus assumed debt. The preliminary balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $24.4.

In October of fiscal 2002, the Company acquired Packerland Holdings, Inc. (Packerland) and its affiliated companies for 6.3 million shares of the Company’s common stock plus assumed debt and other liabilities.

In June of fiscal 2002, the Company acquired Moyer Packing Company (Moyer) for $90.5 in cash plus assumed debt.

Had the acquisitions of Packerland and Moyer occurred at the beginning of fiscal 2001, sales, net income and net income per diluted share would have been $8,220.0, $202.5 and $1.78, respectively, for fiscal 2002 (unaudited) and $7,958.0, $235.3 and $2.02, respectively, for fiscal 2001 (unaudited).

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition for Packerland and Moyer. The goodwill resulting from these transactions was assigned to the Beef segment.

	Packerland	Moyer
Current assets	$120.9	$62.5
Property, plant and equipment	114.6	56.3
Goodwill	105.7	7.2
Other	7.9	7.0

Total assets acquired	349.1	133.0

Current liabilities	(61.2)	(31.4)
Long-term debt	(123.0)	(7.6)
Deferred tax liabilities	(18.8)	(3.5)

Total liabilities assumed	(203.0)	(42.5)

Net assets acquired	$146.1	$90.5

In September of fiscal 2002, the Company acquired the remaining common shares of Schneider for 2.8 million shares of the Company’s common stock. Prior to this transaction, the Company owned approximately 63% of the outstanding shares of Schneider. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $13.7.

In July of fiscal 2002, the Company acquired substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc. (Quik-to-Fix) for $31.0 in cash.

In the Company’s third quarter of fiscal 2001, Schneider increased its investment in Mitchell’s to 54%, requiring the Company to consolidate Mitchell’s accounts and to discontinue using the equity method of accounting for Mitchell’s. The balance of the purchase price in excess of the fair value of assets acquired and liabilities assumed at the date of acquisition was recorded as goodwill totaling $21.5.

Each of these acquisitions was accounted for using the purchase method of accounting and, accordingly, the accompanying consolidated financial statements include the financial position and results of operations from the dates of acquisition. Had the acquisitions of Stefano’s, Quik-to-Fix, Mitchell’s and the purchase of the remaining shares of Schneider occurred at the beginning of the fiscal years in which they were acquired, there would not have been a material effect on sales, net income or net income per diluted share or on the Company’s financial position for such fiscal years.

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3:    Debt

Long-term debt consists of the following:

	April 27, 2003	April 28, 2002
Long-term credit facility, expiring December 2006	$560.0	$259.0
8.00% senior unsecured notes, due October 2009	300.0	300.0
7.625% senior subordinated notes, due February 2008	182.1	185.1
8.52% senior notes, due August 2006	100.0	100.0
8.39% senior note, payable through October 2009	65.0	75.0
Variable rate note (2.95% at April 27, 2003), payable through October 2009	57.5	62.5
8.44% note, payable through October 2009	50.0	50.0
8.25% note, payable through March 2006	45.0	60.0
7.50% debentures, due October 2016	44.9	41.6
8.34% senior notes, due August 2003	40.0	40.0
Variable rate note (4.31% at April 27, 2003), payable through July 2011	27.0	29.0
8.63% note, payable through July 2011	22.5	24.2
Miscellaneous with interest rates ranging from 1.45% to 10.75%, due May 2003 through October 2017	210.6	208.5

	1,704.6	1,434.9
Less current portion	(112.4)	(64.6)

	$1,592.2	$1,370.3

Scheduled maturities of long-term debt are as follows:

Fiscal Year
2004	$112.4
2005	81.2
2006	72.0
2007	748.1
2008	219.5
Thereafter	471.4

$1,704.6

In April 2003, the Company amended its December 2001 U.S. revolving credit facility to increase the line from $750.0 to $900.0. The credit facility expires December 2006. Borrowings under the facility are prepayable and bear interest, at the Company’s option, at variable rates based on margins over the Federal Funds rate or LIBOR. The margin is a function of the Company’s leverage. Under the April 2003 amendment, the credit facility is subject to a borrowing base limitation based on eligible U.S. inventory and receivables.

In October 2001, the Company issued $300.0 of eight-year, 8.0% senior unsecured notes, due 2009. The net proceeds were used to repay indebtedness under the Company’s revolving credit facility.

In the first quarter of fiscal 2002, a new credit facility was put in place at Animex Sp. z o.o. (Animex), the Company’s Polish subsidiary. This facility provides for up to $100.0 of financing ($70.0 of which constitutes a term loan), to replace numerous short-term and long-term borrowings from local, Polish lenders. The facility, which expires in fiscal 2007, is secured by substantially all of Animex’s assets and is guaranteed by the Company.

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2001, Schneider issued $41.6 (CDN$65.0) of 15-year, 7.5% debentures. The debentures are secured by certain assets of Schneider and are guaranteed by the Company. Also in fiscal 2002, Schneider extended its $28.8 (CDN$45.0) committed credit facility to fiscal 2004.

The Company has aggregate credit facilities totaling $970.5. As of April 27, 2003, the Company had unused capacity under these credit facilities of $282.7. These facilities are generally at prevailing market rates. The Company pays commitment fees on the unused portion of the facilities.

Average borrowings under credit facilities were $478.6 in fiscal 2003, $343.5 in fiscal 2002 and $415.7 in fiscal 2001 at average interest rates of approximately 3.3%, 4.5% and 7.3%, respectively. Maximum borrowings were $650.6 in fiscal 2003, $554.4 in fiscal 2002 and $525.0 in fiscal 2001. Total outstanding borrowings were $592.4 and $281.4 with average interest rates of 3.4% and 3.9% as of April 27, 2003 and April 28, 2002, respectively.

The senior subordinated notes are unsecured. The senior notes are secured by certain of the Company’s major processing plants and hog farm facilities.

The Company’s various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets, and payments of dividends to shareholders. In the last half of fiscal 2003, some of the covenants in these agreements were amended. The covenants in the Company’s $900.0 revolving credit facility were amended to indefinitely suspend the leverage ratio, reduce the interest coverage ratio, impose a borrowing base limitation and require certain minimum liquidity levels when the Company is acquiring other businesses. The Company has the right to elect out of the borrowing base requirement, in which case the suspended and reduced covenants will be reinstated. The covenants in the Company’s senior secured notes were amended to suspend certain leverage ratios through July 2005, potentially increase interest charges during this suspension period, reduce the fixed charge coverage ratio, increase the minimum working capital requirement, establish maintenance of debt to total capitalization ratios and require certain minimum liquidity levels when the Company is acquiring other businesses. Beginning in August 2005, the Company will be required to maintain certain financial covenants at their original levels (fixed charges coverage, as defined, of greater than or equal to 1.50 to 1; consolidated funded debt to EBITDA, as defined, of less than or equal to 4.00 to 1; and consolidated senior funded debt to EBITDA, as defined, of less than or equal to 3.20 to 1). As of April 27, 2003, the Company was in compliance with all debt covenants.

Note 4:    Income Taxes

Income tax expense consists of the following:

	2003	2002	2001
Current tax expense:
Federal	$15.0	$95.8	$121.1
State	4.8	11.1	15.4
Foreign	9.2	8.2	4.5

	29.0	115.1	141.0

Deferred tax expense (benefit):
Federal	(13.5)	2.3	(7.4)
State	(4.2)	1.1	(1.5)
Foreign	1.6	2.4	1.7

	(16.1)	5.8	(7.2)

	$12.9	$120.9	$133.8

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:

	2003	2002	2001
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.6	2.3	2.4
Taxes on foreign income which differ from the statutory U.S. federal rate	11.7	2.3	0.7
Foreign sales corporation benefit	(21.0)	(2.9)	(0.7)
Other	5.7	1.3	—

	33.0%	38.0%	37.4%

The tax effects of temporary differences consist of the following:

	April 27, 2003	April 28, 2002
Deferred tax assets:
Pension liabilities	$66.8	$5.3
Tax credits, carryforwards and net operating losses	21.3	11.9
Accrued expenses	17.8	16.5
Other	15.5	6.4

	$121.4	$40.1

Deferred tax liabilities:
Property, plant and equipment	$147.8	$138.8
Accounting method change	98.9	114.6
Investments in subsidiaries	64.0	39.5
Other	1.6	3.0

	$312.3	$295.9

As of April 27, 2003 and April 28, 2002, the Company had $14.5 and $15.5, respectively, of net current deferred tax assets included in prepaid expenses and other current assets. The Company had a valuation allowance of $30.0 and $28.8 related to income tax assets as of April 27, 2003 and April 28, 2002, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

The tax credits, carryforwards and net operating losses expire from fiscal 2004 to 2023.

As of April 27, 2003, foreign subsidiary net earnings of $71.6 were considered permanently reinvested in those businesses. Accordingly, federal income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Note 5:    Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	April 27, 2003	April 28, 2002
Payroll and related benefits	$113.8	$96.7
Self-insurance reserves	40.8	35.0
Other	144.3	141.5

	$298.9	$273.2

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6:    Shareholders’ Equity

Stock Split

As discussed in Note 1, the Company effected a two-for-one split of its common stock on September 14, 2001. The consolidated statements of shareholders’ equity have been restated to reflect the effect of this split. Stock option agreements provide for the issuance of additional shares for the stock split. All stock options outstanding and per share amounts for all periods have been restated to reflect the effect of this split.

Share Repurchase Program

The board of directors has authorized the repurchase of up to 18,000,000 shares of the Company’s common stock. The Company repurchased 949,600, 4,636,300 and 5,253,870 shares in fiscal 2003, 2002 and 2001, respectively. As of April 27, 2003, the Company has 1,203,430 additional shares remaining under the authorization.

Exchangeable Shares

Included in common stock as of April 27, 2003 and April 28, 2002 are 542,750 exchangeable shares. The exchangeable shares were issued in connection with the acquisition of Schneider. These shares are exchangeable on a one-for-one basis by the holder into the Company’s common stock and, accordingly, are treated as common stock.

Preferred Stock

The Company has 1,000,000 shares of $1.00 par value preferred stock authorized, none of which are issued. The board of directors is authorized to issue preferred stock in series and to fix, by resolution, the designation, dividend rate, redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.

Stock Options

The Company’s 1992 Stock Option Plan and its 1998 Stock Incentive Plan (collectively, the incentive plans) provide for the issuance of nonstatutory stock options to management and other key employees. Options were granted for periods not exceeding 10 years and exercisable five years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. There are 11,000,000 shares reserved under the incentive plans. As of April 27, 2003, there were 3,473,000 shares available for grant under the incentive plans.

The following is a summary of stock option transactions for fiscal years 2001 through 2003:

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 30, 2000	3,701,000	$8.34
Granted	1,480,000	13.22
Exercised	(849,000)	5.89
Canceled	(130,000)	11.42

Outstanding at April 29, 2001	4,202,000	10.46
Granted	1,845,000	18.99
Exercised	(341,000)	6.66
Canceled	(20,000)	13.22

Outstanding at April 28, 2002	5,686,000	13.45
Granted	140,000	21.00
Exercised	(112,600)	5.85
Canceled	(80,000)	13.22

Outstanding at April 27, 2003	5,633,400	$13.79

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding as of April 27, 2003:

Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable
				Shares	Weighted Average Exercise Price
$ 5.76 to $ 7.65	1,148,400	1.0	$6.03	1,148,400	$6.03
8.23 to 9.39	210,000	4.5	8.57	140,000	8.23
13.12 to 14.59	2,230,000	6.2	13.46	340,000	13.21
15.81 to 16.34	60,000	4.8	16.03	60,000	16.03
18.20 to 21.84	1,985,000	8.2	19.13	—	—

$ 5.76 to $ 21.84	5,633,400	5.8	$13.79	1,688,400	$8.01

On April 29, 2002, the Company adopted the fair value method defined in SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), which is in compliance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to SFAS No. 123”, issued December 2002, to account for the Company’s stock option plans. The Company records compensation expense for stock options granted subsequent to April 28, 2002 based on the fair value as determined using the Black-Scholes option pricing model and weighted average assumptions. The impact of recording compensation expense for stock options granted was $0.2, or less than one cent per diluted share in fiscal 2003. The weighted average fair values of the option shares granted in fiscal 2003 was $7.76 per share. The expected option life, risk-free interest rate and the expected annual volatility and dividend yield used to calculate the value of the option shares granted in fiscal 2003 was 8.0 years, 4.3%, 35.0% and 0.0%, respectively.

Stock options granted prior to April 29, 2002 continue to be accounted for under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no compensation expense is recorded. Had the Company used the fair value method to determine compensation expense for its stock options granted prior to April 29, 2002, net income and net income per basic and diluted share would have been as follows:

	2003	2002	2001
Net income, as reported	$26.3	$196.9	$223.5
Pro forma net income	22.6	193.9	221.7
Net income per share, as reported:
Basic	$.24	$1.82	$2.06
Diluted	.24	1.78	2.03
Pro forma net income per share:
Basic	$.21	$1.79	$2.05
Diluted	.21	1.76	2.01
Weighted average fair values of option shares granted		$9.00	$6.64
Expected option life		7.0 years	7.0 years
Risk-free interest rate		5.1%	6.3%
Expected annual volatility		35.0%	35.0%
Dividend yield		0.0%	0.0%

Preferred Share Purchase Rights

On May 30, 2001, the board of directors of the Company adopted a Shareholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right (a Right) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of the acquiring company’s common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to buy one two-thousandth of a Series A junior participating preferred share (Preferred Share), par value $1.00 per share, at an exercise price of $90.00 subject to adjustment. Each Preferred Share will entitle its holder to 2,000 votes and will have an aggregate dividend rate of 2,000 times the amount, if any, paid to holders of common stock. The Rights will expire on May 31, 2011, unless the date is extended or unless the Rights are earlier redeemed or exchanged at the option of the board of directors for $.00005 per Right. Generally, each share of common stock issued after May 31, 2001 will have one Right attached. The adoption of the Rights Plan has no impact on the financial position or results of operations of the Company.

Accumulated Other Comprehensive Loss

The table below summarizes the components of accumulated other comprehensive loss as of April 27, 2003 and April 28, 2002.

	2003	2002
Minimum pension liability	$(106.8)	$(9.9)
Foreign currency translation	10.2	(6.5)
Hedge accounting	3.6	(0.8)
Unrealized loss on securities	—	(0.9)

Accumulated other comprehensive loss	$(93.0)	$(18.1)

Note 7:    Derivative Financial Instruments

The Company’s meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate these price risks. While this may limit the Company’s ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material losses. The Company attempts to closely match the commodity contract terms with the hedged item. The Company also enters into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of its foreign currency exposure.

Cash Flow Hedges

The Company utilizes derivatives (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with forecasted purchases and sales of live hogs, live cattle, corn and soybean meal. These derivatives have been designated as cash flow hedges.

Derivative gains or losses from these cash flow hedges are deferred in other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged forecasted purchases or sales affect earnings. To match the underlying transaction being

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hedged, derivative gains or losses associated with anticipated purchases are recognized in cost of sales and amounts associated with anticipated sales are recognized in sales in the consolidated statement of income. Ineffectiveness related to the Company’s cash flow hedges was not material in fiscal 2003 or 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness and no hedges were discontinued during fiscal 2003 or 2002 as a result of it becoming probable that the forecasted transact ion will not occur.

Fair Value Hedges

The Company’s commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy or sell live hogs, live cattle, corn and soybean meal. Derivative gains and losses from these fair value hedges are recognized in earnings currently along with the change in fair value of the hedged item attributable to the risk being hedged. Gains and losses related to hedges of firm commitments are recognized in cost of sales in the consolidated statement of income. Ineffectiveness related to the Company’s fair value hedges was not material in fiscal 2003 or 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness during fiscal 2003 or 2002.

Foreign Currency and Interest Rate Derivatives

In accordance with the Company’s risk management policy, certain foreign currency and interest rate derivatives were executed in fiscal 2003 and 2002. These derivative instruments were recorded as cash flow hedges or fair value hedges, as appropriate, and were not material to the results of operations.

The following table provides the fair value of the Company’s open derivative financial instruments as of April 27, 2003 and April 28, 2002.

	2003	2002
Livestock	$(0.1)	$5.0
Other commodities	0.1	(0.3)
Interest rates	(0.9)	(1.1)
Foreign currency	(1.8)	(0.3)

As of April 27, 2003, no commodity futures contracts exceed twelve months. As of April 27, 2003, the weighted average maturity of the Company’s interest rate and foreign currency financial instruments is eight months, with maximum maturities of thirty-eight and twelve months, respectively. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

The Company determines the fair value of public debt using quoted market prices and values all other debt using discounted cash flow techniques at estimated market prices for similar issues. As of April 27, 2003 and April 28, 2002, the fair value of long-term debt, based on the market value of debt with similar maturities and covenants, was approximately $1,764.1 and $1,467.5, respectively.

Note 8:    Pension and Other Retirement Plans

The Company provides substantially all U.S. and Canadian employees with pension benefits. Salaried employees are provided benefits based on years of service and average salary levels. Hourly employees are provided benefits of stated amounts for each year of service. The Company’s funding policy is to contribute the minimum amount required under government regulations. Pension plan assets are invested primarily in equities, debt securities, insurance contracts and money market funds.

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company provides health care and life insurance benefits for certain retired employees. These plans are unfunded and generally pay covered costs reduced by retiree premium contributions, co-payments and deductibles. The Company retains the right to modify or eliminate these benefits.

The changes in the status of the Company’s pension and postretirement plans, the related components of pension and postretirement expense and the amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Postretirement Benefits
	April 27, 2003	April 28, 2002	April 27, 2003	April 28, 2002
Change in benefit obligation:
Benefit obligation at beginning of year	$517.9	$480.4	$29.7	$26.8
Service cost	13.0	11.3	0.8	0.5
Interest cost	37.4	35.5	2.3	1.9
Plan amendments	—	5.3	—	—
Employee contributions	1.3	1.3	—	—
Benefits paid	(34.5)	(32.5)	(2.1)	(1.9)
Foreign currency changes	18.5	(2.3)	1.7	(0.2)
Actuarial loss	92.6	18.9	5.8	2.6

Benefit obligation at end of year	646.2	517.9	38.2	29.7

Change in plan assets:
Fair value of plan assets at beginning of year	474.1	465.6	—	—
Actual return on plan assets	(54.0)	32.0	—	—
Acquisitions	—	—	—	—
Employer and employee contributions	25.3	11.7	2.1	1.9
Foreign currency changes	15.1	(2.7)	—	—
Benefits paid	(34.5)	(32.5)	(2.1)	(1.9)

Fair value of plan assets at end of year	426.0	474.1	—	—

Reconciliation of accrued cost:
Funded status	(220.2)	(43.8)	(38.2)	(29.7)
Unrecognized actuarial loss (gain)	218.5	28.8	6.0	(1.9)
Unrecognized prior service cost	12.9	14.2	(0.8)	—

Prepaid (accrued) cost at end of year	$11.2	$(0.8)	$(33.0)	$(31.6)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$46.4	$39.6	$—	$—
Accrued benefit liability	(226.9)	(68.1)	(33.0)	(31.6)
Intangible asset	12.9	11.2	—	—
Minimum pension liability	178.8	16.5	—	—

Net amount recognized at end of year	$11.2	$(0.8)	$(33.0)	$(31.6)

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of net periodic costs include:

	Pension Benefits
	2003	2002	2001
Service cost	$13.0	$11.3	$11.2
Interest cost	37.4	35.5	32.5
Expected return on plan assets	(41.0)	(39.6)	(36.3)
Net amortization	3.0	1.1	1.3

Net periodic cost	$12.4	$8.3	$8.7

	Postretirement Benefits
	2003	2002	2001
Service cost	$0.8	$0.5	$0.5
Interest cost	2.3	1.9	1.9
Net amortization	—	(0.3)	(0.3)

Net periodic cost	$3.1	$2.1	$2.1

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets assets were $646.2, $595.4 and $426.0, respectively, as of April 27, 2003 and $208.5, $202.4 and $139.4, respectively, as of April 28, 2002. As of April 27, 2003, the amount of Company common stock included in plan assets was 2,827,048 shares with a market value of $53.2.

In determining the projected benefit obligation and the accumulated postretirement benefit obligation in fiscal 2003 and 2002, the following weighted average assumptions were made:

	Pension Benefits		Postretirement Benefits
	April 27, 2003	April 28, 2002	April 27, 2003	April 28, 2002
Discount rate	6.3%	7.2%	6.5%	7.5%
Expected return on assets	8.3%	8.6%	—	—
Compensation increase	3.2%	3.6%	—	—

In determining the accumulated postretirement benefit obligation in fiscal 2003, the assumed annual rate of increase in per capita cost of covered health care benefits for U.S. plans was 12.0% and decreased by 0.5% each year until leveling at 5.5%. For non-U.S. plans, the assumed annual rate of increase was 6.5% for fiscal 2003 and decreased by 0.5% each year until leveling at 5.0%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in the assumed health care cost trends would have the following effect:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$0.2	$(0.2)
Effect on accumulated benefit obligation	$2.1	$(1.9)

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9:    Lease Obligations and Commitments

The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under operating leases of real estate, machinery, vehicles and other equipment was $42.6, $42.4 and $39.6 in fiscal 2003, 2002 and 2001, respectively. Rental expense in fiscal 2003, 2002 and 2001 included $0.2, $0.3 and $3.2 of contingent maintenance fees, respectively. Future rental commitments under non-cancelable operating leases as of April 27, 2003 are as follows:

Fiscal Year
2004	$38.1
2005	30.0
2006	24.9
2007	23.7
2008	15.2
Thereafter	28.8

$160.7

Future minimum lease payments under capital leases are as follows:

Fiscal Year
2004	$3.3
2005	3.5
2006	2.0
2007	0.7
2008	0.7
Thereafter	0.9

11.1
Less amounts representing interest	(1.6)

Present value of net minimum obligations	9.5
Less current portion	(2.6)

Long-term capital lease obligations	$6.9

As of April 27, 2003, the Company had definitive commitments of $127.8 for capital expenditures primarily for processed meats expansion and production efficiency projects.

The Company has agreements, expiring from fiscal 2004 through 2013, to use cold storage warehouses owned by partnerships, 50% of which are owned by the Company. The Company has agreed to pay prevailing competitive rates for use of the facilities, subject to aggregate guaranteed minimum annual fees. In fiscal 2003, 2002 and 2001, the Company paid $12.1, $8.8 and $9.1, respectively, in fees for use of the facilities. As of April 27, 2003 and April 28, 2002, the Company had investments of $0.7 and $0.7, respectively, in the partnerships.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 establishes accounting and disclosure requirements for companies that enter into guarantees. Under FIN 45, the Company is required to recognize a liability, for guarantees entered into subsequent to December 31, 2002, at the fair value of the guarantee at its inception. The fair value of the guarantee is measured as the Company’s obligation it has undertaken in issuing the guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The Company has not entered into any guarantees subsequent to December 31, 2002.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has an agreement to provide a $30.0 line of credit to Pennexx Foods, Inc. (Pennexx), a case-ready meat provider, 41% owned by the Company. As of April 27, 2003, in connection with the line of credit, Pennexx has outstanding borrowings of $11.5 and the Company is a guarantor on $12.1 of equipment lease obligations of Pennexx (see Note 17). The Company currently guarantees the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations are: up to $6.0 of loans obtained by strategically important farmers under contract to the HPG; up to $3.5 of liabilities with respect to currency swaps executed by one of the Company’s Mexican joint ventures, Granjas; and $3.0 of debt borrowed by another of the Company’s Mexican joint ventures, Agroindustrial.

The Company has purchase commitments with certain hog and cattle producers which obligate the Company to purchase all the hogs and cattle that these producers deliver. Other arrangements obligate the Company to purchase a fixed amount of hogs and cattle. The Company also uses independent farmers and their facilities to raise hogs produced from the Company’s breeding stock in exchange for a performance-based service fee payable upon delivery. The Company estimates the future obligations under these commitments based on commodity livestock futures prices, expected quantities delivered and anticipated performance to be $902.9, $419.8, $406.5, $378.6 and $378.6 for fiscal 2004 to 2008, respectively. As of April 27, 2003, the Company is also committed to purchase $146.0 under forward grain contracts payable in fiscal 2004.

Note 10:    Related Party Transactions

A director of the Company holds an ownership interest in Murfam Enterprises, LLC (Murfam) and DM Farms, LLC. These entities own farms that produce hogs under contract to the Company. Murfam also produces and sells feed ingredients to the Company. In fiscal 2003, 2002 and 2001, the Company paid $23.5, $24.3 and $25.2, respectively, to these entities for the production of hogs and feed ingredients. In fiscal 2003, 2002 and 2001, the Company was paid $16.2, $16.5 and $16.3, respectively, by these entities for associated farm and other support costs. The Company believes that the terms of the arrangements are at prevailing market prices.

The chairman, president and chief executive officer of Prestage Farms, Inc. (Prestage) was a director of the Company until October 2002. The Company has a long-term agreement to purchase hogs from Prestage at prices that, in the opinion of management, are equivalent to market. Pursuant to this agreement with Prestage, the Company purchased $148.7, $176.4 and $157.5 of hogs in fiscal 2003, 2002 and 2001, respectively.

This former director also owns Prestage-Stoecker Farms, Inc. (Prestage-Stoecker). Prior to June of fiscal 2003, he had a 51% ownership interest in Prestage-Stoecker. This entity purchases feeder pigs, feed, medications and supplies from the Company. Prestage-Stoecker also reimburses the Company for certain support costs. In fiscal 2003, 2002 and 2001, Prestage-Stoecker paid the Company $187.7, $199.0 and $186.6, respectively, for the purchase of feeder pigs, feed, medications, supplies and the reimbursement of certain support costs. Included in the Company’s consolidated balance sheets at April 27, 2003 and April 28, 2002 are $52.9 and $62.6 of trade receivables and a note receivable of $7.3 and $8.1, respectively, with Prestage-Stoecker.

The chief executive officer of the Company’s HPG and an executive officer of the Company holds an ownership interest in JCT LLC (JCT). JCT owns certain farms that produce hogs under contract with the HPG. In fiscal 2003 and 2002, the Company paid $5.5 and $4.5, respectively, to

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JCT for the production of hogs. In fiscal 2003 and 2002, the Company was paid $2.5 and $2.0, respectively, from JCT for reimbursement of associated farm and other support costs. The Company provides working capital advances to JCT under the terms of a $6.0 revolving demand promissory note. In fiscal 2003, the Company provided an additional $7.7 of financing to JCT for the acquisition of hog production facilities. Total capital advances of $11.7 and $5.9 were outstanding as of April 27, 2003 and April 28, 2002, respectively. The promissory note is personally guaranteed by JCT’s owners and all advances are secured by JCT’s real estate and equipment. The Company believes that the terms of the foregoing arrangements were no less favorable to the Company than if entered into with unaffiliated parties.

Note 11:    Gain on the Sale of IBP, inc. Common Stock

In fiscal 2002 and fiscal 2001, the Company sold 2,913,000 and 8,277,441 shares of IBP, inc. (IBP) common stock resulting in a nonrecurring, pretax gain of $7.0 and $79.0, respectively. Expenses incurred during fiscal 2001 related to the attempted merger with IBP and the expenses of the subsequent sale of these shares totaled $7.5. The after-tax gain on the sales, net of expenses, amounted to $4.2 and $45.2 for fiscal 2002 and 2001, respectively.

Note 12:    Regulation and Litigation

Like other participants in the meat processing industry, the Company is subject to various laws and regulations administered by federal, state and other government entities, including the Environmental Protection Agency (EPA) and corresponding state agencies, as well as the United States Department of Agriculture, the United States Food and Drug Administration, the United States Occupational Safety and Health Administration and similar agencies in foreign countries. Management believes that the Company presently is in compliance with all these laws and regulations in all material respects and that continued compliance with these laws and regulations will not have a material adverse effect on the Company’s financial position or results of operations.

In February 2003, the EPA promulgated regulations under the Clean Water Act governing confined animal feeding operations (CAFOs). Among other things, these regulations impose obligations on CAFOs to manage animal waste in ways intended to reduce the impact on water quality. These new regulations have been challenged by both industry and environmental groups. Similarly, the State of North Carolina Department of Environment and Natural Resources (NCDENR) announced in July 2002 the issuance of general permits intended to protect state waters from impacts of large animal feeding operations. Environmental groups have initiated proceedings challenging the NCDENR’s action, the state has moved to dismiss, and the Company has intervened. Although compliance with the federal regulations or state permits will require some changes to the Company’s hog production operations resulting in additional costs to these operations, the Company does not believe that compliance with federal regulations or state permits as promulgated would be likely to have a significant impact on the Company’s hog production operations. However, there can be no assurance that pending challenges to the regulations or permits will not result in changes to those regulations or permits that would significantly impact the Company.

The EPA is also focusing on the possible need to regulate air emissions from animal feeding operations. During the year 2002, the National Academy of Sciences (Academy) undertook a study at the agency’s request to assist the agency in making that determination. The Academy’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

study identified a need for more research and better information, but also recommended implementing without delay technically and economically feasible management practices to decrease emissions. There can be no assurance that any new regulations that may be proposed to address air emissions from animal feeding operations would not significantly affect the Company’s business.

The Company from time to time receives notices from regulatory authorities and others asserting that it is not in compliance with such laws and regulations. In some instances, litigation ensues, including the matters discussed below. Although certain of the suits below remain pending and relief, if granted, would be costly, the Company believes that their ultimate resolution will not have a material adverse effect on the Company’s financial position or annual results of operations.

The Water Keeper Alliance Inc. litigation

The Water Keeper Alliance, an environmental activist group from the State of New York, has filed or caused to be filed a series of lawsuits against the Company and its subsidiaries and properties, as described below.

In June 2000, Neuse River Foundation, Richard J. Dove, d/b/a The Neuse Riverkeeper, D. Boulton Baldridge, d/b/a The Cape Fear Riverkeeper, New River Foundation, Inc., Tom Mattison, d/b/a The New Riverkeeper and the Water Keeper Alliance filed a lawsuit in the General Court of Justice, Superior Court Division of the State of North Carolina against the Company, Carroll’s Foods, Inc., Brown’s of Carolina, Inc., Murphy Farms, Inc., Wendell H. Murphy, Sr., Wendell H. Murphy, Jr. and Joseph W. Luter, III. The lawsuit alleged, among other things, claims based on negligence, trespass, strict liability and unfair trade practices related to the operation of swine waste lagoons and sprayfields in North Carolina. The lawsuit sought numerous and costly remedies, including injunctive relief to end all use of hog waste lagoons in North Carolina, unspecified but costly remediation efforts and other damages. On March 27, 2001, the Superior Court granted the Company’s motion and dismissed the lawsuit. The plaintiffs noted their appeal to the North Carolina Court of Appeals on April 11, 2001. On December 31, 2002, the Court of Appeals affirmed the dismissal of the lawsuit, and the plaintiffs’ petition for appeal to the North Carolina Supreme Court was denied on February 27, 2003.

In February 2001, Thomas E. Jones and twelve other individuals filed a lawsuit in the North Carolina General Court of Justice, Superior Court Division, Wake County, against the Company, three of its subsidiaries, Wendell H. Murphy, Sr., Wendell H. Murphy, Jr. and Joseph W. Luter, III, referred to as the “Jones Suit.” The Jones Suit alleged, among other things, claims based on negligence, trespass, strict liability and unfair trade practices related to the operation of swine waste lagoons and sprayfields in North Carolina. The lawsuit sought numerous and costly remedies, including injunctive relief to end all use of hog waste lagoons in North Carolina, unspecified but costly remediation efforts and other damages. On March 27, 2001, the Superior Court granted the Company’s motion and dismissed the lawsuit. The plaintiffs noted their appeal to the North Carolina Court of Appeals on April 11, 2001. On December 31, 2002, the Court of Appeals affirmed the dismissal of the lawsuit, and the plaintiffs’ petition for appeal to the North Carolina Supreme Court was denied on February 27, 2003.

Also in February 2001, the Water Keeper Alliance, Thomas E. Jones, d/b/a Neuse Riverkeeper and Neuse River Foundation filed two lawsuits in the United States District Court for the Eastern District of North Carolina against the Company, one of the Company’s subsidiaries and two of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that subsidiary’s hog production facilities in North Carolina, referred to as the “Citizens Suits.” The Citizens Suits allege, among other things, violations of various environmental laws at each facility and the failure to obtain certain federal permits at each facility. The lawsuits seek litigation costs, injunctive relief and substantial civil penalties. The Company’s and its subsidiaries’ motions to dismiss were denied and discovery is proceeding in these cases. These cases are not currently set for trial. The Company has investigated the allegations made in the Citizens Suits and believes that the outcome of these lawsuits will not have a material adverse effect on its financial condition or results of operations.

In March 2001, Eugene C. Anderson and other individuals filed what purports to be a class action in the United States District Court for the Middle District of Florida, Tampa Division, against the Company and Joseph W. Luter, III, referred to as the “Anderson Suit.” The Anderson Suit purports to allege violations of various laws, including the Racketeer Influenced and Corrupt Organizations Act, based on the Company’s alleged failure to comply with certain environmental laws. The complaint seeks treble damages that are unspecified. On February 13, 2002, the District Court granted the Company’s and Mr. Luter’s motion to dismiss, giving the plaintiffs 20 days within which to file an amended complaint.

On March 15, 2002, the plaintiffs filed their second amended complaint. On June 24, 2002, the District Court granted the Company’s and Mr. Luter’s motion to dismiss the plaintiffs’ second amended complaint with prejudice and issued an order imposing monetary sanctions against the plaintiffs’ attorneys. The plaintiffs noted their appeal to the U.S. Court of Appeals for the Eleventh Circuit on July 24, 2002. On February 25, 2003, the Court of Appeals dismissed the appeal of some, but not all of the plaintiffs. The remaining plaintiffs’ appeal has been fully briefed and oral argument is scheduled before the Court of Appeals during the week of August 4, 2003. The Company continues to believe that the Anderson Suit is baseless and without merit and the Company will defend the suit vigorously.

The Company has also received notices and other communications from several organizations, including the Water Keeper Alliance, of their intent to file additional lawsuits against the Company under various federal environmental statutes regulating water quality, air quality, management of solid waste and other common law theories. These threatened lawsuits may seek civil penalties, injunctive relief, remediation costs and other damages. However, the Company does not know whether any of these threatened lawsuits will be filed. The Company believes that all of the litigation and threatened litigation described above represents the agenda of special advocacy groups including the Water Keeper Alliance. The plaintiffs in these cases have stated that federal and state environmental agencies have declined to bring any of these suits and, indeed, have criticized these agencies.

IBP litigation

In February 2003, the United States Department of Justice, Antitrust Division (DOJ), filed suit against the Company alleging that it violated the Hart-Scott-Rodino Act in connection with its acquisition of IBP, inc. stock during the calendar years 1998, 1999 and 2000. In the suit, DOJ alleges that the Company should have filed a premerger notification and report form with respect to acquisitions of IBP, inc. common stock in these three years and seeks a civil penalty of approximately $5.5 as a result. The suit was filed in federal court in Washington, D.C. The Company moved to dismiss the case on the grounds that the court in Washington, D.C. does not

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

have jurisdiction over it. The Company is awaiting a decision on its motion. The Company believes that it has complied with applicable laws and intends to defend this suit vigorously, although there can be no assurance that the Company will be successful.

State of Iowa legislation

In calendar year 2000 and again in 2002, an Iowa statute was amended to, among other things, prohibit meat processors from directly or indirectly contracting to raise hogs in Iowa and from providing financing to Iowa hog producers. The Company prevailed in an action in federal court seeking to have that legislation declared unconstitutional. The State of Iowa has appealed that decision. In an effort to address the constitutionality of the statute, the Iowa state legislature recently amended it again. There can be no assurance that the decision on the constitutionality of this statute will not be reversed on appeal or that the statute will not be further amended by the Iowa state legislature or that similar statutes will not be enacted by any other state legislatures. If the statute is upheld on appeal, the Company believes that the most recent amendment provides that the Company has until June 30, 2006 to comply with it. Such legislation and the possible application of legislation may have a material adverse impact on the Company’s operations, which are substantially integrated.

Note 13:    Net Income Per Share

The computation for basic and diluted net income per share follows:

	Net Income	Weighted Average Shares	Per Share
	(in millions, except per share data)
Fiscal 2003
Net income per basic share	$26.3	109.6	$.24
Effect of dilutive stock options	—	0.2	—

Net income per diluted share	$26.3	109.8	$.24

Fiscal 2002
Net income per basic share	$196.9	108.1	$1.82
Effect of dilutive stock options	—	2.3	—

Net income per diluted share	$196.9	110.4	$1.78

Fiscal 2001
Net income per basic share	$223.5	108.4	$2.06
Effect of dilutive stock options	—	1.7	—

Net income per diluted share	$223.5	110.1	$2.03

In fiscal 2003, 1,985,000 stock option shares, at an average option price of $19.13, were not included in the computation of net income per diluted share because the options’ exercise prices were greater than the average market price of the Company’s common shares. For fiscal 2002 and 2001, all outstanding stock options were included in the computation of net income per diluted share.

Note 14:    Reporting Segments

The Company changed its reporting segments in fiscal 2003 to separately report the meat processing operations. Previously, the Company’s segments were the Meat Processing Group and HPG. The new reporting segments are Pork, Beef, International and HPG. The Pork segment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

includes the Company’s operations that process, package, market and distribute fresh pork and processed meats to retail, foodservice and export channels. Similarly, the Beef segment operations process, package, market and distribute beef to the same channels. The Company’s International reporting segment includes its meat processing operations outside the U.S. and produces a wide variety of fresh and processed meats for retail, foodservice and export channels. The HPG segment supplies raw materials (live hogs) primarily to the Pork segment and, to a lesser degree, the International segment, as well as to other outside operations.

The following tables present information about the results of operations and the assets of the Company’s reportable segments for the fiscal years ended April 27, 2003, April 28, 2002 and April 29, 2001. The information contains certain allocations of expenses that the Company deems reasonable and appropriate for the evaluation of results of operations. The Company does not allocate income taxes to segments. Segment assets exclude intersegment account balances as the Company believes that inclusion would be misleading or not meaningful. Management believes all intersegment sales are at prices which approximate market. The Company has restated the segment information for fiscal 2002 and 2001 to conform to fiscal 2003 presentation.

	Pork	Beef	Inter- national	Hog Production	General Corporate	Total
Fiscal 2003
Sales	$4,286.0	$2,165.2	$1,304.6	$1,059.8	$—	$8,815.6
Intersegment sales	(27.9)	(12.3)	(29.0)	(841.9)	—	(911.1)
Depreciation and amortization	71.9	18.1	29.9	45.8	7.0	172.7
Operating profit (loss)	184.6	77.4	38.7	(108.4)	(59.1)	133.2
Interest expense	29.1	9.2	16.5	27.1	12.1	94.0

Assets	1,277.4	537.7	764.9	1,423.8	206.8	4,210.6
Capital expenditures	91.8	7.4	27.2	42.6	11.3	180.3

Fiscal 2002
Sales	$4,540.3	$1,286.1	$1,254.5	$1,265.3	$—	$8,346.2
Intersegment sales	(1.5)	(8.2)	(24.2)	(956.2)	—	(990.1)
Depreciation and amortization	64.1	11.6	26.7	39.3	6.4	148.1
Operating profit (loss)	163.8	10.0	24.2	266.6	(59.5)	405.1
Gain on sale of IBP common stock	—	—	—	—	(7.0)	(7.0)
Interest expense	30.9	4.7	19.8	17.2	21.7	94.3

Assets	1,175.5	476.9	710.7	1,343.7	165.9	3,872.7
Capital expenditures	84.8	9.4	36.1	37.8	2.9	171.0

Fiscal 2001
Sales	$4,325.1	$—	$1,286.2	$1,225.8	$—	$6,837.1
Intersegment sales	(1.0)	—	(25.7)	(910.5)	—	(937.2)
Depreciation and amortization	57.1	—	28.6	49.4	5.0	140.1
Operating profit (loss)[1]	116.8	—	18.4	281.3	(49.2)	367.3
Gain on sale of IBP common stock	—	—	—	—	(79.0)	(79.0)
Interest expense	32.1	—	14.6	23.5	18.8	89.0

Assets	1,109.6	—	634.3	1,282.6	224.4	3,250.9
Capital expenditures	86.2	—	38.7	16.0	3.2	144.1

(1)	General corporate expenses include $7.5 of expenses related to the attempted merger with IBP and the subsequent sale of IBP common stock (Note 11).

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the Company’s sales and long-lived assets attributed to operations in the U.S. and international geographic areas.

	2003	2002	2001
Sales:
U.S.	$6,625.3	$6,120.7	$4,639.4
Canada	769.9	751.2	772.0
Poland	301.5	275.2	290.1
France	207.8	209.0	198.4

Total	$7,904.5	$7,356.1	$5,899.9

Long-lived assets at end of year:
U.S.	$2,029.4	$1,881.4	$1,576.5
Canada	282.2	252.8	229.7
Poland	167.1	149.4	114.0
France	81.4	68.7	67.0

Note 15:    Quarterly Results of Operations (Unaudited)

	First	Second	Third	Fourth
Fiscal 2003
Sales	$2,000.7	$1,958.1	$1,996.8	$1,948.9
Gross profit(1)	187.7	172.3	173.4	167.7
Net income	11.8	4.1	5.3	5.1
Net income per common share(2)
Basic	$.11	$.04	$.05	$.05
Diluted	$.11	$.04	$.05	$.05

	First	Second	Third	Fourth
Fiscal 2002
Sales	$1,636.4	$1,670.3	$2,086.3	$1,963.1
Gross profit(1)	225.4	252.5	271.1	214.1
Net income	56.9	60.6	54.5	24.9
Net income per common share(2)
Basic	$.54	$.58	$.49	$.23
Diluted	$.53	$.56	$.48	$.22

(1)	First, second and third quarter amounts have been restated to conform to fiscal 2003 presentation.
(2)	Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average common shares outstanding during each period.

Note 16:    Other Auditors

The fiscal 2001 consolidated financial statements were audited by other auditors who have ceased operations. In fiscal 2003, the Company made the following revisions in the consolidated financial statements and notes to the consolidated financial statements, which resulted in adjustments to the fiscal 2001 presentation audited by the previous auditor.

•	In fiscal 2003, the Company reclassified fiscal 2001 depreciation expense that was previously stated as a separate line item on the consolidated statements of income into either cost of sales or selling, general and administrative expenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	In fiscal 2003, the Company changed its reportable segments, and the amounts in the fiscal 2001 notes to the consolidated financial statements were revised to conform to fiscal 2003 presentations (see Note 14).

•	In fiscal 2003, the Company is presenting a two-for-one stock split (see Note 6) retroactively in the fiscal 2001 consolidated statement of shareholders’ equity.

Note 17:    Subsequent Events (Unaudited)

In May of fiscal 2004, the Company issued $350.0 of ten-year, 7.75% senior unsecured notes. Net proceeds of the sale of these notes were used to repay indebtedness under the revolving credit facility. Thereafter, the Company expects to use availability under the revolving credit facility together with internally generated funds, for capital expenditures and general corporate purposes, including expansion of its processed meats business and strategic acquisitions.

In May of fiscal 2004, the Company notified Pennexx that it was in default under the Company’s credit agreement. At that time, the Company terminated its commitment to make further loans under the credit agreement, and demanded repayment of all amounts currently outstanding. In June of fiscal 2004, the Company took possession of Pennexx’s assets due to Pennexx’s inability to pay amounts owed to the Company under the credit agreement. The Company also assumed the $12.1 of Pennexx equipment lease obligations. As a result of operating losses at Pennexx subsequent to the Company’s original investment, the carrying value of the Company’s 41% equity investment in Pennexx is zero as of April 27, 2003. The Company is currently evaluating the value of the underlying assets securing the credit agreement and operating the assets under the name Showcase Foods, Inc. as a part of the Beef segment.

In July of fiscal 2004, the Company entered into a definitive asset purchase agreement with Farmland Industries, Inc. (Farmland) under which the Company will acquire substantially all of the assets, and certain liabilities, of Farmland Foods, Farmland’s pork production and processing business, for approximately $363.5 in cash. The acquisition is subject to completion of the auction process and regulatory approval. Consistent with the Company’s acquisition strategy for larger acquisitions, the Company expects to finance this acquisition with a combination of equity and debt. Farmland Foods has annual sales of $1,800.0.

The Company anticipates entering into a definitive purchase agreement during the second quarter of fiscal 2004, for the acquisition of 90% of the outstanding shares of a privately-held producer of processed meats products located in the eastern U.S. The purchase price is expected to be in the range of $50.0—$60.0. This company has annual sales of approximately $70.0.